UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004. Commission File Number: 0-29976
CRYSTAL GRAPHITE CORPORATION (Name of Registrant in its charter)

BRITISH COLUMBIA, CANADA

(State or other jurisdiction of incorporation or organization)

1750 - 999 W. Hastings St. Vancouver, B.C. Canada, V6C 2W2 (Address of principal executive offices and zip code)

Tel: (604) 681-3060 Fax: (604) 682-4886 (Issuer's telephone and fax numbers)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ____                                No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

INDEX

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Item

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1.

Acquisition of Business

2.

Other Material Events

3.

Share Purchase Agreement - Phase I - Exhibit 10.1

4.

Share Purchase Agreement - Phase II - Exhibit 10.2

5.

Loan, Pledge and Share Escrow Agreement - Exhibit 10.3

6.

Ground and Equipment Lease Agreement - Exhibit 10.4

7.

Management Agreement - Exhibit 10.5

8.

Financial Statements of Business Acquired - Exhibit 99.1

9.

Press Release dated April 29, 2004 - Exhibit 99.2

10.

Press Release dated May 3, 2004 - Exhibit 99.3

Item 1.  Acquisition of Business

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On April 29, 2004, Crystal Graphite Corporation (the "Company") entered into a share purchase agreement - phase I (the "Share Purchase Agreement - Phase I") between the Company, Canada Pumice Corporation ("CPC"), a corporation organized under the laws of the Province of British Columbia, and having its business address located at Unit 6, 2009 Abbotsford Way, Abbotsford, B.C., Canada, V2S 4N7, and Brian Wear, an businessman and the sole shareholder of CPC, and having his address at that of CPC, to acquire 4.6% of the issued and outstanding shares of CPC in exchange for CDN$522,514, which shall be fully satisfied and paid by the issuance from treasury and delivery of seven hundred and six thousand one hundred (706,100) common shares of the Company at a deemed price of CDN$0.74 per share (based upon a conversion formula of, at or about March 3 to April 15, 2004, an average market price of US$0.55 employing an exchange rate of 1.3445).  In addition to the shares of the Company to be issued to Brian Wear for the 4.6% ownership of CPC, the Share Purchase Agreement - Phase I provides for the following pre-closing matters and conditions of closing:

(i)

the parties shall enter into a subsequent acquisition agreement for the Company to acquire all of the remaining issued and outstanding shares of CPC from Brian Wear on substantially the same terms as the Share Purchase Agreement - Phase I within five (5) business days of the closing of the Share Purchase Agreement - Phase I;

(ii)

the parties shall effect best efforts to conclude principal terms or to execute prior to the second closing the following:

(a)

the Company shall have acquired financial facilities of not less than $2,000,000CDN (gross before costs or terms of acquiring the funds), which shall be available for completion at the second closing (and subject to the second closing) and for funding within five (5) business days of the second closing for disbursement to the Company for use by the Company and within 30 days thereof such funds shall be advanced to CPC for use as follows:

(I)

payment of shareholder loans ("Shareholder Loans") of CPC owing to Brian Wear of approximately $400,000 on or within 30 days of the second closing;

(II)

the grant of a loan (the "Loan") in the amount of $263,000, by the Company or its subsidiary in accordance with advice of counsel and KPMG, to Brian Wear and having the general terms of a draft Loan and pledge agreement, attached hereto as Exhibit 10.3; and

(III)

the remainder for working capital for development of CPC's Business.

(iii)

to complete a lease between the Company or CPC (as the parties determine in accordance with tax advice) and 530526 BC Ltd., a company owned by Brian Wear and his family, on reasonable commercial terms for the location of a pumice bagging plant, and executed and filed within 30 days of the second closing (unless if required by the financier of the above finance, then within five (5) business days of the second closing) on the terms set forth in the Ground and Equipment Lease attached hereto as Exhibit 10.4 and Brian Wear warrants to cause 530526 BC Ltd. to enter into such lease on such terms;

(iv)

within 30 days of the second closing to effect reasonable best efforts to complete a mining rights and extraction agreement between the Company or CPC (as the parties determine in accordance with tax advice) and Brian Wear, on reasonable commercial royalty terms, of an additional 200 acres of surface and sub-surface rights of land located in the town of Quesnel on the general terms of Schedule "I" to the Share Purchase Agreement - Phase I; and

(v)

to complete a management agreement between the Company and Brian Wear as a senior officer of the Company on the terms of the Management Agreement attached hereto as Exhibit 10.4.

On May 3, 2004, the Company entered into a share purchase agreement - phase II (the "Share Purchase Agreement - Phase II") between the Company, CPC and Brian Wear to acquire the remaining 95.4% of the issued and outstanding shares of CPC in exchange for CDN$10,832,786, which shall be fully satisfied and paid by the issuance from treasury and delivery of fourteen million six hundred and thirty-eight thousand and nine hundred (14,638,900) common shares of the Company at a deemed price of CDN$0.74 per share (based upon a conversion formula of, at or about March 3 to April 15, 2004, an average market price of US$0.55 employing an exchange rate of 1.3445).  In addition to the shares of the Company to be issued to Brian Wear for the 95.4% ownership of CPC, the Share Purchase Agreement - Phase II provided for the same pre-closing matters and conditions of closing as that in the Share Purchase Agreement - Phase I.  As of May 3, 2004, all of the pre-closing matters and conditions of closing have been completed and satisfied except for the mining rights and extraction agreement between the Company or CPC and Brian Wear, which is on a reasonable best efforts basis to be entered into by June 29, 2004.

As a result of the closing on the Share Purchase Agreement - Phase I and the Share Purchase Agreement - Phase II, Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer of the Company.  In addition, Brian Wear remains the President of CPC and its two subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation.

About Canada Pumice Corporation

CPC is currently supplying a number of major landscape and construction projects in British Columbia and Alberta with its LavascapeTM and TephraliteTM products.  CPC has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

A copy of the Share Purchase Agreement - Phase I and the Share Purchase Agreement - Phase II are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively.

Item 2.  Other Material Events and Regulation FD Disclosure

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This current report contains forward-looking statements regarding future events and future performance of the Company, including statements with respect to consummation of a proposed transaction and commercialization of products, all of which involve risks and uncertainties that could materially affect actual results.  Such statements are based on Management's current expectations and actual results could differ materially.  Investors should refer to documents that the Company files from time to time with the Securities and Exchange Commission for a description of certain factors that could cause the actual results to vary from current expectations and the forward-looking statements contained in the report.  Such filing includes, without limitation, the Company's Form 20-F and Form 6-K reports.

Item 3.  Share Purchase Agreement - Phase I - Exhibit 10.1

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Item 4.  Share Purchase Agreement - Phase II - Exhibit 10.2

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Item 5.  Loan, Pledge and Share Escrow Agreement - Exhibit 10.3

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On April 28, 2004, Brian Wear (the "Pledgor") entered into a Loan, Pledge and Share Escrow Agreement (the "Pledge Agreement") in favour of Crystal Graphite Corporation's subsidiary, Cariboo Lava Corporation (the "Lender"), having its address for notice at Suite 1750 - 999 W. Hastings St., Vancouver, B.C., Canada, V6C 2W2.  In accordance with the Pledge Agreement, the Lender has agreed to loan CDN$263,000 (the "Loan") on a limited recourse loan, the only recourse being against shares pledged herewith.  The Pledgor has agreed to place into escrow and pledge herewith 355,500 shares (the "Shares") of the Company and to grant a pledge of all Pledgor's existing or residual interests or rights in such Shares.  The lender has agreed to loan the CDN$263,000 to the Pledgor on the condition that Pledgor: (i) delivers the Shares and transfer authorities into escrow by the terms of the Pledge Agreement, (ii) pledge to Lender, and grant to Lender, herewith a security interest in the Shares as to all and any interests, residual, option, or otherwise, in the Shares, and (iii) execute and deliver this Pledge Agreement in order to secure the payment and performance by Pledgor of the Loan.  The Loan shall be due on demand after close of business on October 1, 2005 ("Maturity").  Maturity shall be accelerated in the event of default of the Pledge Agreement by the Pledgor which ahs not been remedied within ten days of notice or upon the insolvency of the Pledgor or upon any other event which would render, in the Lender's sole judgment, the pledge (as hereinafter defined) herein insecure.  The Loan shall not bear interest and in the event the Pledgor does not make payment of the Loan the Lender's only recourse for recovery shall be exercise of this pledge to take ownership of the Shares and to realize proceeds therefrom.  For further particulars with respect to the Loan, Pledge and Escrow Agreement, please see Exhibit 10.3.

Item 6.  Ground and Equipment Lease Agreement - Exhibit 10.4

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On April 30, 2004, the Company (the "Tenant") and 530526 B.C. Ltd. (the "Landlord"), a company owned by Brian Wear and his family, entered into a ground and equipment lease agreement (the "Lease") which is absolutely net to the Landlord so that, save as otherwise expressly provided in the Lease, the Landlord shall incur no cost with respect to the lands (the "Lands"), as set forth in Schedule "A" to the Lease, or development, use, operation or occupation of the Lands or with respect to the use, maintenance and repair of the Landlord's equipment (the "Landlord's Equipment"), as listed in Schedule "B" to the Lease, during the term (the "Term") as hereinafter defined.  Under the Lease, the Tenant shall have and hold the Lands and Landlord's Equipment for a period of ten (10) years (the "Term"), unless earlier terminated pursuant to the provisions of the Lease.  Provided the Tenant has duly and regularly performed its obligations under this Lease, the Tenant shall have the option to renew this Lease for three (3) additional terms of ten (10) years (each a "Renewal Term") on the same terms and conditions as are contained in this Lease, except for the amount of annual rent payable and except for the right of renewal which shall diminish on each Renewal Term by one.  The Tenant shall during the Term pay to the Landlord in lawful money of Canada, without any set-off, abatement or deduction whatsoever annual rent (the "Basic Rent") as follows: (i) during the Term, $82,500 per year payable in advance in equal monthly instalments of $6,875 commencing on April 30, 2004 and continuing until the last month of the Term; and (ii) during any Renewal Term, the amount determined in accordance this Lease.  Accordingly, in addition to the Basic Rent payable, the Tenant shall pay as the same become due, and shall indemnify the Landlord against, every cost which related to or arises from the Lands or the development, use, operation or occupation of the Lands or with respect to the use, maintenance and repair of the Landlord's Equipment, whether such cost is of a capital or operating nature, whether incurred in respect of activities carried on by the Tenant, or any other person on the Lands or by a Tenant of the Lands or a portion of the Lands, and whether or not such cost is presently within the contemplation of the parties.  Notwithstanding the foregoing the Tenant shall not be interpreted to be responsible for the Landlord's income tax under Part I of the Income Tax Act of Canada, and provincial capital tax and federal large corporation capital tax assessed against the Landlord.  For further particulars with respect to the Lease, please see Exhibit 10.4.

Item 7.  Management Agreement - Exhibit 10.5

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On April 28, 2004, the Company and Brian Wear entered into a management agreement (the "Management Agreement") whereby Brian Wear will provide the Company with such general corporate, administrative, technical, operating and management services s is consistent with industry practice and considered necessary or advisable with the normal duties of the Senior Vice President and COO of a company such as the Company and such other specific services as detailed in the Management Agreement in exchange for a fee (the "Base Fee") of CDN$15,000 per month.  In addition to the Base Fee, the Company may, in its absolute discretion, consider paying bonuses or other compensation at intervals through the term of the agreement (as hereinafter determined).  The term of the Management Agreement (the "Term") is for a period of approximately five (5) years commencing on April 29, 2004 and terminating on April 28, 2009.  The Management Agreement shall renew automatically for subsequent two-year periods if not specifically terminated in accordance with the provisions of the Management Agreement.  For further particulars with respect to the Management Agreement, please see Exhibit 10.5.

Item 8.  Financial Statements of Business Acquired - Exhibit 99.1

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Item 9.  Press Release dated April 29, 2004 - Exhibit 99.2

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Item 10.  Press Release dated May 3, 2004 - Exhibit 99.3

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL GRAPHITE CORPORATION

Date:  May 20, 2004

By:

/s/ Gordon Sales

Gordon Sales, President and

Director

EXHIBIT 10.1

Exhibit 10.1

SHARE PURCHASE AGREEMENT

PHASE I

THIS SHARE PURCHASE AGREEMENT is dated for reference the 29th day of April, 2004.

AMONG:

CRYSTAL GRAPHITE CORPORATION., a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

(the "Purchaser")

(OF THE FIRST PART)

AND:

CANADA PUMICE CORPORATION a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

(the "Corporation")

(OF THE SECOND PART)

AND:

BRIAN C. WEAR, businessman and sole stockholder of the Corporation and having his address at that of the Corporation above

("Shareholder")

(OF THE THIRD PART)

WHEREAS:

A.

The Corporation, directly or by subsidiaries, is an owner of land and claims and processing facilities in the region of Quesnel, BC on or adjacent to which the Corporation conducts active quarrying, processing and sales business of pumice and other minerals under the name of the Corporation and its wholly owned subsidiaries, Volcanic & Industrial Minerals Inc ("Volcanic") and Cariboo Lava Corporation ("Cariboo");

B.

The Shareholder owns all of the issued, issuable and outstanding shares of the Corporation (the "Corporation Shares");

C.

The Shareholder desires to sell and the Purchaser desires to purchase that amount of Corporation Shares as set forth in this Agreement;

D.

The respective boards of directors of the Purchaser and Corporation each deem it advisable and in the best interests of their respective companies and shareholders to combine their respective businesses by the Purchaser acquiring all of the Corporation Shares pursuant to the terms of this Agreement: and

E.

The respective boards of directors of the Purchaser and Corporation and the Shareholder have approved and adopted this Agreement as a transfer or sale and receipt of shares pursuant to section 85(1) of the Income Tax Act (Canada) (the "Tax Act").

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the within premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.01

Definitions.  The following terms, as used herein, have the following meanings:

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

"Agreement" means this Share Purchase Agreement and all schedules which is entered into by and among the Purchaser, the Corporation and the Shareholder.

"Applicable Law" means, with respect to any Person, any United States (whether federal, territorial, state, municipal or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgement, decree or other requirement, all as in effect as of the Closing, of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer's, director's, employee's, consultant's or agent's activities on behalf of such Person or any of its Affiliates).

"Associate" means with respect to any Person (a) any other Person of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities issued by such other Person, (b) any trust or other estate in which such Person has a ten percent (10%) or more beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of such Person or any Affiliate thereof.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorised or required by law to close.

"Corporation's Balance Sheet" and "Corporation's Financials" means the referenced financial statements of the Corporation as set forth in section 4.07.

"Corporation Business" means the business as heretofore or currently conducted by the Corporation as generally described in the preamble hereto and as described in the Corporation's Balance Sheet and due diligence materials presented to the Purchaser.

"Corporation Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Corporation or any Person on behalf of the Corporation is a party on the Closing Date.

"Corporation Permitted Liens" means, with respect to the Corporation, (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which is being contested in good faith by appropriate proceedings; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other similar Persons and other liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (iii) Liens relating to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements (iv) Liens and Corporation Encumbrances specifically identified in the Corporation's Balance Sheet included in the Corporation Financials; (v) Liens securing executory obligations under any lease that constitute an "operating lease" under Canadian GAAP; provided, however, that, with respect to each of clauses (i) through (v), to the extent that any such encumbrance or Lien arose prior to the date of the Corporation's Balance Sheet included in the Corporation's Financials and relates to, or secures the payment of, a Liability that is required to be accrued under Canadian GAAP, such encumbrance or Lien shall not be a Corporation Permitted Lien unless adequate accruals for such Liability have been established therefor on such Corporation's Balance Sheet in conformity with Canadian GAAP.

"Corporation Shares" means all of the issued, issuable and outstanding shares of the Corporation.

"Governmental Authority" means any United States (whether federal, territorial, state, municipal or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign government, governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organisation, commission, tribunal or organisation or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

"Interim Period" means the period from and including the date of this Agreement to and including the Closing Date and also includes the time to the Second Closing.

"Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

"Lien" means, with respect to any asset, any mortgage, assignment, trust or deemed trust (whether contractual, statutory or otherwise arising), title defect or objection, lien, pledge, charge, security interest, hypothecation, restriction, encumbrance or charge of any kind in respect of such assets.

"Material Adverse Effect" means a change in, or effect on, the operations, affairs, prospects, financial condition, -results of operations, assets, Liabilities, reserves or any other aspect of a party to this Agreement or to its business that results in a material adverse effect on, or a material adverse change in, any such aspect of the party or to its business.

"Purchaser's Balance Sheet" and "Purchaser's Financials" means the referenced financial statements of the Purchaser as set forth in section 5.07.

"Person" includes an individual, body corporate, partnership, company, unincorporated syndicate or organisation, trust, trustee, executor, administrator and other legal representative.

"Purchaser Business" means the business as heretofore or currently conducted by the Purchaser.

"Purchaser Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Purchaser, directly or indirectly, is a party on the Closing Date.

"SEC" means the United States Securities and Exchange Commission.

"Second Acquisition Agreement" means an agreement between the Parties to acquire the remaining Corporation Shares as set forth in section 9.01 hereof.

"Second Closing" means the Closing provided in the Second Acquisition Agreement.

"Subsidiary" means, with respect to any Person, (i) any corporation as to which 50% or more of the outstanding shares having ordinary voting rights or power (and excluding shares having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's Subsidiaries, and (ii) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise) which results in control by such Person.

"Tax" means all taxes imposed of any nature including any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax or employer health tax), capital tax, real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, GST, severance tax, prohibited tax, premiums tax, occupation tax, customs and import duties, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax or in respect of or pursuant to any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or other Applicable Law.

"Tax Return" means all returns, reports, forms or other information required to be filed with respect to any Tax.

"33 Act" means the United States Securities Act of 1933 and all amendments thereto.

"34 Act" means the United States Securities Act of 1934 and all amendments thereto.

1.02

Currency Used.  All references herein to dollars or the use of the symbol "$" shall be deemed to refer to Canadian dollars unless such reference is prefaced by "US" in which case the reference will be to United States dollars.

1.03

Canadian Generally Accepted Accounting Principles.  Where the Canadian Institute of Chartered Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards ("Canadian GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Corporation or Purchaser, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Canadian GAAP.

1.04

American Generally Accepted Accounting Principles.  Where the American Institute of Certified Public Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards ("American GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Purchaser for US reporting purposes, unless specifically provided to the contrary, shall be interpreted and applied in accordance with American GAAP.

ARTICLE 2

PURCHASE AND SALE

2.01

Purchase of Corporation Shares.  On the terms and subject to the conditions set forth herein, the Shareholder hereby agrees to sell, transfer, convey, assign and deliver to the Purchaser, free and clear of all Corporation Share Encumbrances (as defined in paragraph 3.01.1), and the Purchaser hereby agrees to purchase, acquire and accept from the Shareholder, ninety-two (92) Corporation Shares ("Purchased Corporation Shares") having an agreed value of five hundred and twenty-two thousand five hundred and fourteen dollars ($522,514).  At Closing, the Shareholder will deliver to the Purchaser certificates evidencing all of the Purchased Corporation Shares duly endorsed for transfer and such other instruments as have been reasonably requested by the Purchaser to transfer full legal and beneficial ownership of the Purchased Corporation Shares to the Purchaser, free and clear of all Corporation Share Encumbrances and the Corporation agrees to enter the Purchaser on the books of the Corporation as the holder of the Purchased Corporation Shares and to issue one or more replacement share certificates representing the Purchased Corporation Shares to the Purchaser or the Purchaser's nominee.  The Purchaser shall pay the Purchase Price for the Purchased Corporation Shares in accordance with the terms of Section 2.02 of this Agreement.

2.02

Purchase Price for Purchased Corporation Shares.  The aggregate purchase price to be paid by the Purchaser to the Shareholder (or his designees) for the Purchased Corporation Shares at Closing will be the sum of CDN$522,514 (the "Purchase Price") which shall be fully satisfied and paid by the delivery of  seven hundred and six thousand one hundred (706,100) common shares (the "Purchase Price shares") of the Purchaser at the deemed price of CDN$0.74 (based upon a conversion formula of, at or about March 3 to April 15, 2004, an average market price of $0.55US employing an exchange rate of 1.3445) per Purchase Price share.  The 706,100 Purchase Price shares, represented by one or several certificates as requested by the Shareholder (and if no request is made five days or more prior to Closing then by one certificate), of the Purchaser constituting the Purchase Price to be delivered to the Shareholder at Closing shall be issued from treasury of the Purchaser as validly and lawfully issued and fully paid and non-assessable without lien or encumbrance of any nature whatsoever, excepting only restrictions as may be imposed by generally Applicable Law and the Shareholder acknowledges that the Purchase Price shares shall be subject to restrictions as to disposition consequent upon Applicable Law and the certificates shall therefor have imprinted upon them restrictive language generally as follows:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state and have been issued pursuant to an exemption from registration pertaining to such securities and pursuant to a representation by the security holder named hereon that said securities have been acquired for purposes of investment and not for purposes of distribution.  These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration, or the availability of an exemption from such registration. Furthermore, no offer, sale, transfer, pledge or hypothecation is to take place without the prior written approval of counsel to the issuer being affixed to this certificate.  The stock transfer agent has been ordered to effectuate transfers of this certificate only in accordance with the above instructions."

"Unless permitted under securities legislation in British Columbia or Alberta, the holder of the securities shall not trade the securities before the earlier of (i) the date that is 12 months and a day after the date the issuer first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the issuer is a SEDAR filer; and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the issuer became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade."

Furthermore, as the Corporation is a company whose securities are or may be subject to US law, the Shareholder hereby agrees, represents and warrants to the Corporation as follows:

(i)

Shareholder (i) is not a U.S. Person (as defined in Rule 902 of Regulation S ("Regulation S") under the United States Securities Act of 1933 (the "1933 Act")), which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States, or any estate or trust of which any executor, administrator or trustee is a U.S. Person); (ii) is not purchasing any of the Securities for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of Shareholder below; and (iii) was not offered any Securities in the United States and was outside the United States at the time of execution and delivery of this Agreement.

(ii)

Shareholder acknowledges that the Securities have not been registered under the 1933 Act and the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities.  The Shareholder agrees to resell the Securities only in accordance with the provisions of Regulation S and any other applicable securities laws, pursuant to a registration under the 1933 Act, or pursuant to an available exemption from such registration, and that hedging transactions involving the

Securities may not be conducted unless in compliance with the 1933 Act.  The Shareholder understands that any certificate representing the Securities will bear a legend setting forth the foregoing restrictions.  The Shareholder understands that the Securities are restricted securities within the meaning of Rule 144 promulgated under the 1933 Act; that the exemption from registration under Rule 144 will not be available in any event for at least one year from the date of purchase and payment of the Securities by the Shareholder, and other terms and conditions of Rule 144 are complied with; and that any sale of the Securities may be made by the Investor only in limited amounts in accordance with such terms and conditions.

(iii)

No U.S. Person, either directly or indirectly, has any beneficial interest in any of the Securities acquired by Shareholder hereunder, nor does Shareholder have any agreement or understanding (written or oral) with any U.S. Person respecting:

(a)

the transfer or any assignment of any rights or interest in any of the Securities;

(b)

the division of profits, losses, fees, commissions or any financial stake in connection with this subscription; or

(c)

the voting of the Securities.

2.03

Closing.  The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Devlin Jensen, 2550-555 West Hastings Street, Vancouver, BC on or before April 26, 2004 or such other date as the parties hereto may mutually agree (the "Closing Date").  In the event that Closing shall not occur on or before July 30, 2004 then either Party, so long as the electing Party is not in default, may elect to terminate and abandon this Agreement (without prejudice to claim for damages if default of the other Party) if it gives notice of a time and place and its preparedness to Close within 15 days of such notice to the other Party and the other Party fails to attend for Closing or, if attending, is not willing or able to Close in accordance with this Agreement.

2.04

Roll-Over Election.  For the purposes of the Tax Act the Purchaser and the Shareholder hereby covenant and agree to elect jointly under Subsection 85(1) of the Income Tax Act ("Tax Act"), by completing and filing with the Canada Revenue Agency the prescribed form within the prescribed time for the purposes of the Tax Act with respect to the sale by the Shareholder to the Purchaser of the Purchased Corporation Shares and further agree to transfer the Purchased Corporation Shares at an agreed amount (the "Elected Amount") of $520,000. However, if at any time after the Closing Date the Shareholder determines that either:

(a)

it is necessary or desirable to change the Elected Amount; or

(b)

the Tax Act deems the Elected Amount to be an amount which is different than the amount agreed upon between the Shareholder and the Purchaser;

then the Shareholder and the Purchaser shall do all things reasonably necessary to reflect such change.

The Parties hereto acknowledge and agree that the transaction contemplated by this Agreement is to be carried out in accordance with the provisions of Section 85(1) of the Income Tax Act (Canada), S.C. 1979-71, -72. Ch. 63 as amended. The Parties agree and hereby confirm that they will jointly elect pursuant to Section 85(1) of the Tax Act in the prescribed form and within the time referred to in Section 85(6) of the Tax Act so that, for income tax purposes, the agreed election amount as set out in the first paragraph hereof in respect of the Purchase Price and the Purchase Price shares becomes and is deemed to be the Shareholder's proceeds of disposition of the Purchased Corporation Shares and the Purchaser's cost of the Purchase Price shares so that the transaction does not give rise to any income tax liability whatsoever (other than Alternative Minimum Tax) and any income tax liability deferred as a result of the election under Section 85(1) of the Act shall be for the account of the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Shareholder, as to the Corporation, himself and as to the Corporation Shares owned by him, represents and warrants to the Purchaser as follows and confirms that the Purchaser is relying upon the accuracy of each of such representations and warranties in connection with the purchase of the Corporation Shares and the completion of the transactions set out herein:

3.01

Representations Regarding the Corporation Shares.

3.01.1

The Shareholder has sole and exclusive and good and marketable title in and to the Corporation Shares, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, rights of first refusal, options, Liens and adverse claims and rights whatsoever (collectively, the "Corporation Share Encumbrances"), and on the Closing Date, the Shareholder will deliver to the Purchaser, good and marketable title to the Purchased Corporation Shares free and clear of any and all Corporation Share Encumbrances;

3.01.2

The Shareholder has full right, power and authority to enter into this Agreement and has the full right, power and authority to transfer, convey and sell to the Purchaser at the Closing the Purchased Corporation Shares and upon delivery by the Shareholder the Purchaser will acquire from the Shareholder sole and exclusive and good and marketable title to the Purchased Corporation Shares free and clear of all Corporation Share Encumbrances; and

3.01.3

The Shareholder is not a party to, subject to or bound by, nor is any pending or likely to his reasonable knowledge, any agreement, judgement, order, writ, prohibition, injunction or decree of any court or other Governmental Authority that would prevent the delivery to the Purchaser of the Purchased Corporation Shares or the consummation of the transactions under this Agreement in accordance with the terms of this Agreement.

3.02

Authorisation.  The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein are within the powers of the Shareholder and have been duly authorised by all necessary action.  This Agreement has been duly and validly executed by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Shareholder's knowledge at Closing.

3.03

Non-Contravention. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein do not (i) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Shareholder or the Corporation Shares or (ii) result in the creation or imposition of any Lien.

3.04

Residency.  The Shareholder is a resident of Canada as defined in the Income Tax Act (Canada).

3.05

Good Faith.  The Shareholder will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

3.06

Corporation Performance.  The Shareholder will diligently, proactively and in good faith effect all such acts as a shareholder and director of the Corporation as are available to it at law to cause the Corporation to fully, completely and diligently to effect this Agreement and to effect Closing.

3.07

Corporation Warranties.  The Shareholder warrants that to the best of his reasonably informed knowledge all of the warranties of the Corporation of this Agreement are true.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Corporation, represents and warrants to the Purchaser as follows:

4.01

Existence and Power.  The Corporation is a corporation duly incorporated, organised and validly existing under the laws of the Province of British Columbia and has all corporate power and all governmental licences, authorisations, permits, consents and approvals required to carry on the Corporation Business as now conducted and to own and operate the Corporation Business as now owned and operated.  The Corporation is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified, whether individually or in the aggregate, would have a Material Adverse Effect.  No Corporation proceedings have been taken or authorised by the Corporation or any Shareholder or, to the knowledge of the Corporation, by any other Person, with respect to (nor is such contemplated) the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Corporation or with respect to any amalgamation, merger, consolidation, arrangement or reorganisation relating to the Corporation.

4.02

Authorisation.  The execution, delivery and performance by the Corporation of this Agreement and the consummation thereby of the transactions provided for herein are within the Corporation's powers and have been duly authorised by all necessary action on its part.  This Agreement has been duly and validly executed by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Corporation's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Corporation or any Corporation Contract or Corporation Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

4.03

Capital Stock.

4.03.1

The authorised capital stock of the Corporation consists solely of 10,000,000 common shares without par value, of which 2,000 common shares are issued and outstanding and are held by the Shareholder (the "Corporation Shares") and such constitute 100% of the issued, issuable or possibly issuable equity capital of the Corporation.

4.03.2

All such issued and outstanding Corporation Shares have been duly and validly authorised and issued and are fully paid and non-assessable. There are not outstanding (i) any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, nor (ii) any securities or contracts convertible into or exchangeable for shares nor (iii) any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.

4.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

4.04

Subsidiaries.  The Corporation has no Subsidiaries other than Volcanic & Industrial Minerals Inc and Cariboo Lava Corporation which are wholly owned by the Corporation without any interest by any other party therein.  The Corporation has no investment or ownership of shares or other interests in other companies, partnerships or businesses except as are disclosed in the Corporation's Balance Sheet;

4.05

Governmental Authorisation.  The execution, delivery and performance by the Corporation of this Agreement requires no action by, consent or approval of, or filing with, any Governmental Authority other than as expressly referred to in this Agreement.

4.06

Non-Contravention.  The execution, delivery and performance of this Agreement by the Corporation, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the articles or bylaws of the Corporation; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Corporation, the Corporation Business or the Corporation Shares and would not, individually or in the aggregate have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Corporation is entitled, under any of the Corporation Contracts or any permit or similar authorisation relating to the Corporation, the Corporation Business or the Corporation Shares by which the Corporation, the Corporation Business or the Corporation Shares may be bound or affected; or (d) result in the creation or imposition of any Lien.

4.07

Financial Statements:

4.07.1

Attached hereto as Schedule "A" are true and complete copies of the Corporation's Balance Sheet (composed of unaudited statements as of December 31, 2002 and management produced statements at December 31, 2003) and the related statements of income and retained earnings and changes of financial position for the years covered (collectively, the "Corporation's Financials").

4.07.2

The Corporation's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Corporation in accordance with Canadian GAAP and present fairly the financial position, results of operations and statements of changes in the Corporation's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated Liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to the Corporation Contracts and commitments for the sale of goods or the provision of services by the Corporation, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

4.07.3

To the best of the knowledge of the Corporation, there are no Liabilities of the Corporation other than: (i) any Liabilities accrued as Liabilities on the Corporation's Balance Sheet; (ii) Liabilities incurred since the date of the Corporation's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; and (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto.

4.07.4

To the best of the knowledge of the Corporation, there is no basis for any material (in excess of $50,000) restatement of the Corporation's Financials

4.08

Absence of Certain Changes. During and since the dates of the Corporation's Financials, the Corporation Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Corporation's Financials or Schedule "B" or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Corporation or in the Corporation Business that has had, or which the Corporation, after reasonable inquiry, expect to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

(i) any change in any Liabilities of the Corporation that has had, or which the Corporation may, after reasonable inquiry, expect to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Corporation in connection with the Corporation Business or otherwise;

(c)

any (i) payments by the Corporation in respect of any indebtedness of the Corporation for borrowed money or in satisfaction of any Liabilities of the Corporation related to the Corporation Business, other than in the ordinary course of business or the guarantee by the Corporation of any of the indebtedness of any other Person or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Corporation's Balance Sheet, other than Corporation Permitted Liens;

(d)

any transaction or commitment made, or any Corporation Contract entered into or any waiver, amendment, termination or cancellation of any of the Corporation Contracts, or any relinquishment of any rights thereunder by the Corporation or of any other right or debt owed to the Corporation, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any (i) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Corporation or any Affiliate of the Corporation other than in the normal course of business, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Corporation or (vi) representation of the Corporation to any employee or former employee of the Corporation that the Purchaser promised to continue any Corporation benefit plan after the Closing Date,

(f)

any change by the Corporation in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Corporation, other than normal year-end tax planning, to any officer, director, stockholder or Affiliate of the Corporation or any of their respective Affiliates or Associates; or

(h)

any (i) material single expenditure or commitment, or any group of related expenditures or commitments, or (ii) sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any Corporation's Asset (as defined below) other than in the ordinary course of business.

4.09

Corporation's Assets and Liabilities.

4.09.1

The Corporation owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "B" hereto or in the Corporation's Financials of Schedule "A" and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of $10,000 and any other assets, tangible or intangible, having a value in excess of $10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Corporation's Business (collectively the "Corporation's Assets").

4.09.2

The Corporation holds title to each of the Corporation's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Corporation Permitted Liens or as detailed in Schedule "B" or the Corporation's Financials (collectively, "Corporation Encumbrances").

4.09.3

All of the Corporation's Assets on the Corporation's Balance Sheet or Schedule "B" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Corporation Business in substantially the same manner as the Corporation Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

4.09.4

Save and except for those matters which are disclosed in Schedule "B" or the Corporation's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Corporation may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Corporation; and

(iii)

present liabilities do not exceed $900,000CDN in aggregate of which approximately $400,000 is a Shareholder loan to the Corporation;

4.09.5

There are no Corporation Assets material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

4.09.6

Attached to this Agreement as Schedule "C" is a business plan of the Corporation, produced by the Corporation. The Purchaser has also produced an "Overview Report for a proposed merger between Crystal Graphite Corporation and Canada Pumice Corporation" dated February 20, 2004 (produced by Edward Nunn of the Purchaser) which the Corporation has reviewed. Both reports are reasonable descriptions of the Corporation's Business and Corporation Assets and there are no material errors or material omissions therein, to the Corporation's reasonable knowledge, which error or omission would make such reports materially misleading.  It is acknowledged by the Parties however that the Shareholder and the Corporation do not warrant the future performance of the Corporation.

4.10

Affiliates. Other than as disclosed in this Agreement, there are no Corporation Contracts which have been entered into within the past five years or are currently in force and effect between the Corporation and any Shareholder, or any Affiliate or Associate of any Shareholder.  The Corporation is not indebted to any Shareholder except as disclosed in this Agreement.

4.11

Litigation.  There are no material proceedings pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or the Corporation Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement and (ii) there is no existing order, judgement or decree of any Governmental Authority naming the Corporation as an affected party which has not been paid or discharged in full.

4.12

Material Contracts. All Corporation Contracts are in good standing and are legal, valid and binding obligations of the Corporation and each other Person who is a party thereto, enforceable against the Corporation and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Corporation Contracts are adequately disclosed in Schedule "B".  There are no Corporation Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than $10,000 except as disclosed in Schedule "B". There are no Corporation Contracts material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

4.13

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, Consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Corporation Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein (the "Required Consents").

4.14

Corporation Intellectual Property.

4.14.1

Schedule "B" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Corporation Business as conducted by the Corporation or held by the Corporation (the "Corporation Intellectual Property Rights").  Corporation Intellectual Property Rights also include any trade secrets that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore been conducted.

4.14.2

The Corporation has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Corporation, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Corporation, involving a claim of infringement by any Person (including any

Governmental Authority) of any Corporation Intellectual Property Right.  No Corporation Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Corporation or restricting the licensing thereof by the Corporation to any Person.  The Corporation has no knowledge that would cause such Person to believe that the use of the Corporation Intellectual Property Rights or the conduct of the Corporation Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

4.14.3

To the knowledge of the Corporation, the Corporation either owns the entire right, title and interest in Corporation Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore, been conducted.  The Corporation Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Corporation Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Corporation in and to the Corporation Intellectual Property Rights have been made.

4.15

Tax Matters.

4.15.1

The Corporation is a taxable Canadian corporation, as that term is defined in the Tax Act. The Corporation has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.  Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Corporation during the past three years and that the Purchaser has requested have been given to the Purchaser on or before the date of this Agreement.

4.15.2

The Corporation has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Corporation has paid all Tax instalments due and payable by it as at its last fiscal year.

4.15.3

The Corporation has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Corporation has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Corporation has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any service, sale, supply or delivery whatsoever, made by the Corporation.

4.15.4

The Corporation Business is the only business ever conducted by the Corporation.  The non-capital losses (as defined in the Tax Act and any applicable provincial taxing statute) were incurred by the Corporation only in carrying on the Corporation Business.  The Corporation is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

4.15.5

The Corporation has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax..  The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

4.15.6

The Corporation has never acquired or had the use of any of its assets from a Person (a "Related Person") with whom the Corporation was not dealing at arm's length, within the meaning of the Tax Act.  The Corporation has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Corporation is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Corporation by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Corporation.

4.16

Securities Legislation.  The Corporation is a private issuer within the meaning of the Securities Act (British Columbia) and the sale of the Corporation Shares by the Shareholder to the Purchaser is made in compliance with the exempt take-over-bid provisions of such Act.

4.17

Full Disclosure.  The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Purchaser by or on behalf of the Corporation with respect to the Corporation (including the Corporation Business and the results of operations, financial condition and prospects of the Corporation) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Corporation after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Corporation the Corporation that has not been disclosed to the Purchaser by the Corporation in writing that has had a Material Adverse Effect on or, so far as the Corporation can now foresee, could be reasonably likely to have a Material Adverse Effect on the Corporation (including the Corporation Business and the results of operations, financial condition or prospects of the Corporation).

4.18

Compliance with Applicable Laws.  The operation of the Corporation Business (i) has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Corporation and (ii) does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

4.19

Corporation Employment Agreements and Employee Benefits.

4.19.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Corporation which could not be terminated on 30 days notice or pay in lieu. The Corporation does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans.The Corporation is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

4.19.2

The Corporation and its Affiliates have complied and are currently complying, in respect of all contracts with employees of the Corporation and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

4.20

Good Faith.  The Corporation will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Corporation and the Shareholder to enter into this Agreement and to consummate the transactions provided for herein, the Purchaser represents and warrants to the Corporation and the Shareholder that:

5.01

Existence and Power.  The Purchaser is a corporation duly incorporated, organised and validly existing under the laws of the Province of British Columbia, is listed in good standing on the NASD governed OTCBB and on the Canadian Trading and Quotation System, and is a British Columbia and Alberta reporting issuer and a foreign reporting issuer (20F filer) in the US in good standing. The Purchaser has all corporate power and all governmental licences, authorisations, permits, consents and approvals required to carry on the Purchaser Business as now conducted and to own and operate the businesses as now owned and operated.  The Purchaser is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified would have a Material Adverse Effect.  No proceedings have been taken or authorised by the Purchaser or, to the knowledge of the Purchaser, by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganisation relating to the Purchaser.  The Corporation and the Shareholder are aware of a Petition brought on by a shareholder of the Purchaser seeking to interfere with management decision on a number of matters, including this Agreement.  This disclosure is a continuing disclosure regarding all warranties hereof.

5.02

Authorisation.  The execution, delivery and performance by the Purchaser of this Agreement and the consummation thereby of the transactions provided for herein are within the powers of the Purchaser and have been duly authorised by all necessary action on its part.  This Agreement has been duly and validly executed by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganisation, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Purchaser's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Purchaser or any Purchaser Contract or Purchaser Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

5.03

Capital Stock of the Purchaser.

5.03.1

The authorised capital stock of the Purchaser consists of 250,000,000 common shares, no par value, of which approximately 26,989,395 common shares are issued and outstanding on the date hereof.  All issued and outstanding common shares of the Purchaser have been lawfully and validly authorised and issued and are fully paid and non-assessable.

5.03.2

Attached as Schedule "D" is a list at the date hereof of (i) any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, and (ii) any securities or contracts convertible into or exchangeable for shares and (iii) any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.  Such Schedule "D" constitutes a materially complete and accurate list of the same at the date hereof.

5.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

5.04

Subsidiaries.  The Purchaser has no Subsidiaries.

5.05

Governmental Authorisation.  The execution, delivery and performance by the Purchaser of this Agreement requires no action by, consent or approval of any Governmental Authority other than as expressly referred to in this Agreement.  The Purchaser is required to make disclosure filings with the Governmental Authorities with which it is a reporting issuer or in which it is incorporated to disclose the transactions hereof and nay material changes resulting therefrom, all in the normal course and in accordance with generally prevailing law and regulation.

5.06

Non-Contravention. The execution, delivery and performance of this Agreement by the Purchaser, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the respective articles or bylaws of the Purchaser; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Purchaser, the Purchaser Business or the outstanding shares in its capital stock and will not, individually or in the aggregate, have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Purchaser is entitled under any Purchaser Contract or any Permit or similar authorisation relating to the Purchaser, the Purchaser Business or the outstanding shares of its capital stock, or (d) result in the creation or imposition of any Lien.

5.07

Financial Statements.

5.07.1

Attached hereto as Schedule "E" are true and complete copies of the Purchaser's audited financial statements as of August 31, 2003 and the related statements of income and retained earnings and changes of financial position, prepared on a consolidated basis, for such year end together with the quarterly unaudited financial statements for the period ending November 30, 2003 (collectively, the "Purchaser's Financials") prepared on a consolidated basis and prepared appropriately in accordance with Canadian GAAP and American GAAP.

5.07.2

The Purchaser's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Purchaser in accordance with Canadian GAAP and American GAAP and present fairly the financial position, results of operations and statements of changes in the Purchaser's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to Purchaser Contracts and commitments for the sale of goods or the provision of services by the Purchaser, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

5.07.3

To the best of the knowledge of the Purchaser, there are no Liabilities of the Purchaser other than: (i) any Liabilities accrued as Liabilities on the Purchaser's Balance Sheet; (ii) Liabilities incurred since the date of the Purchaser's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto.

5.07.4

To the best of the knowledge of the Purchaser, there is no basis for any material (in excess of $50,000) restatement of the Purchaser's Financials

5.08

Absence of Certain Changes. During and since the dates of the Purchaser's Financials, the Purchaser Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Purchaser's Financials or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Purchaser or in the Purchaser Business that has had or which the Purchaser expects to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

(i) any change in any Liabilities of the Purchaser that has had, or which the Purchaser expects to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Purchaser in connection with the Purchaser Business or otherwise;

(c)

any (i) payments by the Purchaser in respect of any indebtedness of the Purchaser for borrowed money or in satisfaction of any Liabilities of the Purchaser related to the Purchaser Business, other than in the ordinary course of business or the guarantee by the Purchaser of any of the indebtedness of any other Person or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Purchaser's Balance Sheet, other than Purchaser Permitted Liens;

(d)

any transaction or commitment made, or any Purchaser Contract entered into, by the Purchaser, any waiver, amendment, termination or cancellation of any Purchaser Contract, or any relinquishment of any rights thereunder by the Purchaser or of any other right or debt owed to the Purchaser, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any (i) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Purchaser or any .Affiliate of the Purchaser, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Purchaser or (vi) representation of the Purchaser to any employee or former employee of the Purchaser that the Purchaser promised to continue any benefit plan after the Closing Date,

(f)

any change by the Purchaser in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Purchaser to any of their respective officers, directors, stockholders or Affiliates of the Purchaser or any of their respective Affiliates or Associates; and

(h)

any (i) material single expenditure or commitment, or any group of related expenditures or commitments or (ii) material sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any asset or property of the Purchaser other than in the ordinary course of business.

5.09

Purchaser's Assets and Liabilities.

5.09.1

The Purchaser owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "F" hereto or in the Purchaser's Financials and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of $10,000 and any other assets, tangible or intangible, having a value in excess of $10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Purchaser's Business (collectively the "Purchaser's Assets").

5.09.2

The Purchaser holds title to each of the Purchaser's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Purchaser Permitted Liens or as detailed in Schedule "F" or the Purchaser's Financials (collectively, " Purchaser Encumbrances").

5.09.3

All of the Purchaser's Assets on the Purchaser 's Balance Sheet or Schedule "F" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Purchaser Business in substantially the same manner as the Purchaser Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

5.09.4

Save and except for those matters which are disclosed in Schedule "F" or the Purchaser's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Purchaser may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Purchaser; and

(iii)

present liabilities do not exceed approximately $1,200,000CDN in aggregate of which approximately $1,000,000 is a director loan to the Purchaser;

5.09.5

There are no Purchaser Assets material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

5.10

Affiliates. Other than as disclosed in this Agreement, there are no Purchaser Contracts which are currently in force and effect between the Purchaser and any shareholder, or any Affiliate or Associate of any shareholder except for an agreement between the Purchaser and the receiver for Evergreen Trust, the largest shareholder of the Purchaser, of which the Corporation has knowledge.  The Purchaser is not indebted to any shareholder except as disclosed in this Agreement.

5.11

Litigation.  There is no proceeding pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or the Purchaser Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, and there is no existing order, judgement or decree of any Governmental Authority naming the Purchaser as an affected party which has not been paid or discharged in full.

5.12

Material Contracts. All Purchaser Contracts are in good standing and are legal, valid and binding obligations of the Purchaser and each other Person who is a party thereto, enforceable against the Purchaser and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Purchaser Contracts are adequately disclosed in Schedule "F".  There are no Purchaser Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than $10,000 except as disclosed in Schedule "F". There are no Purchaser Contracts material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

5.13

Compliance with Applicable Laws.  The operation of the Purchaser Business (i) has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Purchaser and (ii) does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

5.14

Purchaser Employment Agreements and Employee Benefits.

5.14.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Purchaser which could not be terminated on 30 days notice or pay in lieu except as disclosed in this Agreement. The Purchaser does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans. The Purchaser is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

5.14.2

The Purchaser and its Affiliates have complied and are currently complying, in respect of all employees of the Purchaser and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

5.15

Purchaser Intellectual Property.

5.15.1

Schedule "F" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Purchaser Business as conducted by the Purchaser or held by the Purchaser (the " Purchaser Intellectual Property Rights"). Purchaser Intellectual Property Rights also include any trade secrets that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore been conducted.

5.15.2

The Purchaser has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Purchaser, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Purchaser, involving a claim of infringement by any Person (including any Governmental Authority) of any Purchaser Intellectual Property Right.  No Purchaser Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Purchaser or restricting the licensing thereof by the Purchaser to any Person.  The Purchaser has no knowledge that would cause such Person to believe that the use of the Purchaser Intellectual Property Rights or the conduct of the Purchaser Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

5.15.3

To the knowledge of the Purchaser, the Purchaser either owns the entire right, title and interest in Purchaser Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore, been conducted.  The Purchaser Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Purchaser Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Purchaser in and to the Purchaser Intellectual Property Rights have been made.

5.16

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Purchaser Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein (the "Required Consents") except only a requirement to consult with the receiver for Evergreen Trust pursuant to agreement.  The Purchaser is required to effect required filings disclosing the material elements of these transaction in the US and Canada at such time as matters become material or Closing occurs in accordance with prevailing securities laws and regulation.

5.17

Tax Matters.

5.17.1

The Purchaser is a taxable Canadian corporation, as that term is defined in the Tax Act. The Purchaser has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.  Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Purchaser during the past three years and that the Corporation has requested have been given to the Corporation on or before the date of this Agreement.

5.17.2

The Purchaser has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Purchaser has paid all Tax instalments due and payable by it as at its last fiscal year.

5.17.3

The Purchaser has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Purchaser has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Purchaser has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any service, sale, supply or delivery whatsoever, made by the Purchaser.

5.17.4

The Purchaser Business is the only business conducted by the Purchaser during the last five years.  The non-capital losses (as defined in the Tax Act and any applicable provincial taxing statute) were incurred by the Purchaser only in carrying on the Purchaser Business.  The Purchaser is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

5.17.5

The Purchaser has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax. The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

5.17.6

The Purchaser has never acquired or had the use of any of its assets from a Person (a "Related Person") with whom the Purchaser was not dealing at arm's length, within the meaning of the Tax Act.  The Purchaser has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Purchaser is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Purchaser by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Purchaser.

5.18

Issuance of Shares.  The issuance of the Purchaser Price by the Purchaser, and the terms and provisions of the Purchaser Price shares, will not violate any provisions of the Purchaser's articles or bylaws or any Applicable Law.  The Purchase Price shares will be issued lawfully and as fully paid and non-assessable.

5.19

Continuing Public Status.  The Purchaser warrants that until Closing it will effect all reasonable endevours to maintain its reporting and listing requirements in good standing and will maintain its listing on the NASD governed OTCBB and on the CNQ.

5.20

Full Disclosure.  The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Shareholder and Corporation by or on behalf of the Purchaser with respect to the Purchaser (including the Purchaser Business and the respective results of operations, financial condition and prospects of the Purchaser) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Purchaser after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Purchaser that has not been disclosed to the Corporation by the Purchaser in writing that has had a Material Adverse Effect on or, so far as the Purchaser can now foresee, could be reasonably likely to have a Material Adverse Effect on the Purchaser (including the Purchaser Business and the respective results of operations, financial condition or prospects of the Purchaser).

5.21

Good Faith.  The Purchaser will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Corporation to effect and complete the objects and intent of this Agreement.

ARTICLE 6

COVENANTS OF THE CORPORATION AND SHAREHOLDER

6.01

Conduct of the Business.  During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall conduct the Corporation Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties, the Corporation Assets, minimise Liabilities and Liens, and maintain goodwill of the Corporation and keep available the services of the present officers, employees, agents and other personnel of the Corporation Business.  The corporate structure of the Corporation, the Corporate status and the share structure of the Corporation shall not be altered or affected in any manner and the Shareholder shall not in any manner permit any assignment or other disposition of any interest in the Corporation Shares nor permit a Lien in respect to the same.

6.01.1

Without limiting in any way the importance of the foregoing, during the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall not, and the Shareholder shall not cause the Corporation to and shall employ every reasonable effort to prevent:

(a)

adopt any material change in any method of accounting or accounting practice used by the Corporation other than by reason of a concurrent change in generally accepted accounting principles;

(b)

amend its articles or bylaws;

(c)

sell, mortgage, pledge or otherwise dispose of any assets or properties of the Corporation Business and the Corporation Assets, other than in the ordinary course of business;

(d)

declare, set aside or pay any management fee or dividend or make any other distribution with respect to the capital stock of the Corporation or otherwise make a distribution or payment to any Shareholder, other than in the course of normal year-end tax planning;

(e)

amalgamate, merge or consolidate with or agree to amalgamate, merge or consolidate with, or purchase or agree to purchase all or substantially all of the assets of, or otherwise acquire, any corporation, partnership or other business organization or division thereof;

(f)

authorize for issuance, issue, sell or deliver any additional shares of its capital stock of any class or any securities or obligations convertible into shares of its capital stock of any class or commit to doing any of the foregoing (it being acknowledged that the Corporation authorised, effective December 31, 2003, the issuance of 1000 Corporation Shares to the Shareholder in consideration of the acquisition of Volcanic and Cariboo and that the said 1000 Corporation Shares constitute part of the aggregate 2000 Corporation Shares owned by the Shareholder and reflected in warranty section 4.03.1;

(g)

split, combine or reclassify any shares of the capital stock of any class of the Corporation or redeem or otherwise acquire, directly or indirectly, any shares of such capital stock;

(h)

incur or agree to incur any debt or guarantee any debt for borrowed money, including any debt to any Shareholder, or to any Affiliate or Associate of any Shareholder, except debt incurred in the ordinary course of business consistent with past practice;

(i)

make any loan, advance or capital contribution to or investment in any person other than loans, advances and capital contributions to or investments in joint ventures or other similar arrangements in which the Corporation has an equity interest in the ordinary course of business and travel advances made in the ordinary course of business by the Corporation to its employees to meet business expenses expected to be incurred by such employees;

(j)

enter into any settlement with respect to any proceeding or consent to any order, decree or judgement relating to or arising out of any such Proceeding;

(k)

take any action to terminate, dismiss or cause the retirement of any key employee of the Corporation;

(1)

fail in any material respect to comply with any Applicable Laws; or

(m)

make, or make any commitments for, capital expenditures exceeding $25,000 for any individual 'commitment or $ 100,000 for all such commitments taken in the aggregate.  It is understood by the Parties that the Corporation is acquiring two tractors costing approximately $130,000 each and is disposing of a D-8 bulldozer.

6.01.2

During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall:

(a)

file all Canadian, United States, foreign, federal, state, provincial and local Tax Returns required to be filed and make timely payment of all applicable Taxes when due;

(b)

promptly notify the Purchaser in writing of any action or circumstance that results in, or could reasonably be expected to result in, a Material Adverse Effect or the occurrence of any breach by the Corporation or the Shareholder of any representation or warranty, or any covenant or agreement contained in this Agreement; and

(c)

promptly notify the Purchaser in writing of the commencement of any proceeding or the threat thereof by or against the Corporation or any Shareholder.

6.02

Maintenance of Corporation Insurance Policies.  Prior to and on and after the Closing Date, the Corporation shall not take or fail to take any action if such action or inaction would adversely affect the applicability of any insurance in effect on the date hereof that covers all or any material part of the assets of the Corporation or the Business.

6.03

Tax Election.  The Corporation shall not file any election or other filing pursuant to the Tax Act or any equivalent provincial provision except for Tax returns and the election under section 85 of the Tax Act in respect of the transfer by the Shareholder to the Corporation of his shares of Volcanic and Cariboo.

ARTICLE 7

COVENANTS OF THE PURCHASER

7.01

Conduct of Business.  During the Interim Period, except with the written consent of the Corporation, the Purchaser will conduct the Purchaser Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties and goodwill of the Purchaser and keep available the services of the present officers, directors, employees, agents and other personnel of the Purchaser Business; and without limiting in any way the importance of the foregoing, the Purchaser shall not undertake any of those matters referred to in sections 6.01.1 and 6.01.2, 6.02 and 6.03 and all such clauses thereof shall apply mutatis mutandis to the Purchaser.

ARTICLE 8

ACKNOWLEDGMENTS AND COVENANTS OF ALL PARTIES

8.01

Further Assurances.  Each party hereto agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable (including obtaining all required consents) in order to evidence the consummation or implementation of the transactions provided for under this Agreement.

8.02

Certain Filings.  The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers.

8.03

Registration.  All parties acknowledge and agree that the Purchaser is a reporting issuer in Canada and the United States, and that the Parties will and must cooperate in the filing of any necessary or advisable documentation with Governmental Authorities.

ARTICLE 9

PRE-CLOSING MATTERS AND CONDITIONS TO CLOSING

9.01

Pre-Closing Matters.  At Closing the Parties shall enter into a Subsequent Acquisition Agreement for the Purchaser to acquire all of the remaining Corporation Shares from the Shareholder, on substantially the same terms as this Agreement, which Subsequent Acquisition Agreement is to be closed ("Second Closing") under such Subsequent Acquisition Agreement within five (5) business days of the Closing of this Agreement. The Parties shall effect best efforts to conclude principal terms or to execute prior to or at Second Closing the following:

                      (a)

      the Purchaser shall have acquired financial facilities of not less than $2,000,000CDN (gross before costs or terms of acquiring the funds), which shall be available for completion at Second Closing (and subject to Second Closing) and for funding within five (5) business days of Second Closing for disbursement to the Purchaser for use by the Purchaser and within 30 days thereof such funds shall be advanced to the Corporation for use as follows:

(i)

payment of shareholder loans ("Shareholder Loans") of the Corporation owing to the Shareholder of approximately $400,000 on or within 30 days of Second Closing;

(ii)

the grant of a loan (the "Loan") in the amount of $263,000, by the Purchaser or its subsidiary in accordance with advice of counsel and KPMG, to the Shareholder and having the general terms of a draft Loan and pledge agreement of Schedule "G" hereof; and

(iii)

the remainder for working capital for development of the Corporation's Business.

(b)

to complete a lease between the Purchaser or Corporation (as the Parties determine in accordance with tax advice) and 530526 BC Ltd, owned by the Shareholder and his family, on reasonable commercial terms for the location of a pumice bagging plant, and executed and filed within 30 days of Second Closing (unless if required by the financier of the above finance, then within five (5) business days of Second Closing) on the terms set forth in Schedule "H" and the Shareholder warrants to cause 530526 BC Ltd to enter into such lease on such terms;

(c)

within 30 days of Second Closing to effect reasonable best efforts to complete a mining rights and extraction agreement between the Purchaser or Corporation (as the Parties determine in accordance with tax advice) and the Shareholder, on reasonable commercial royalty terms, of an additional 200 acres of surface and sub-surface rights of land located in the town of Quesnel on the general terms of Schedule "I"; and

                       (d)

       to complete a management agreement between the Purchaser and the Shareholder as a senior officer of the Purchaser on the terms of the draft agreement of Schedule "J" hereto.

Where there is uncertainty as to 'standard' or 'commercial' terms the reference source shall be the forms and practise of the Purchaser and its attorneys.

9.02

Conditions to Obligation of the Purchaser.  The obligations of the Purchaser to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Corporation and the Shareholder shall have performed and satisfied each of their respective obligations of this Agreement required to be performed and satisfied by them on or prior to the Closing Date, (ii) each of the representations and warranties of the Corporation and the Shareholder contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing, and (iii) the Purchaser shall have received certificates signed by the Shareholder as a duly authorized executive officer of the Corporation to the foregoing effect and to the effect that the conditions specified within this Section 9.02(a) have been satisfied.

(b)

All required or advisable consents, if any, for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to the Corporation, the Business, the Corporation Shares or the Purchaser (or any of its Affiliates or Associates) after the Closing that would be materially burdensome upon the Corporation, the Business, the Corporation Shares or the Purchaser (or any of its Affiliates or Associates) or their respective businesses substantially as such businesses have been conducted prior to the Closing Date or as said businesses, as of the date hereof, would be reasonably expected to be conducted after the Closing Date.  All such approvals shall be in effect, and no proceedings shall have been instituted or threatened by any Governmental Authority or other Person with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval; all applicable waiting periods with respect to such approvals shall have expired; and all conditions and requirements prescribed by Applicable Law or by such approvals to be satisfied on or prior to the Closing Date shall have been satisfied to the extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  The operation of the Business shall not have violated or infringed, or be in violation or infringement of any Applicable Law or any order, writ, injunction or decree of any Governmental Authority, where such violations and infringements, individually or in aggregate, have resulted in, or could reasonably be expected to result in a Material Adverse Effect.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Corporation or the Corporation Business, including any damage, destruction or other casualty loss affecting the Corporation or the Corporation Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Corporation.

9.03

Conditions to Obligations of Shareholder and Corporation.  The obligations of the Shareholder and Corporation to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Purchaser shall have performed and satisfied each of its obligations of this Agreement required to be performed and satisfied by it on or prior to the Closing Date; (ii) each of the representations and warranties of the Purchaser contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing and (iii) the Corporation and Shareholder shall have received a certificate signed by a duly authorized executive officer of the Purchaser to the foregoing effect and to the effect that the conditions specified within this Section 9.03(a) have been satisfied.

(b)

All required or advisable consents for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to any Shareholder (or any of their respective Affiliates or Associates) after the Closing that would be materially burdensome upon any such Person.  All such approvals shall be in effect, and no Proceedings shall have been instituted or threatened by any Governmental Authority with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval.  All applicable waiting periods shall have expired, and all conditions and requirements such approvals to be satisfied on or prior to the Closing extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing the transfer and exchange contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, shall be in effect, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person challenging or seeking to materially restrict or prohibit the transfer and exchange contemplated hereby or the consummation of the Closing.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Purchaser or the Purchaser Business, including any damage, destruction or other casualty loss affecting the Purchaser or the Purchaser Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Purchaser.

9.04

Additional Matters of the Interim Period.  The Parties shall conduct themselves with good faith and diligence to achieve the objects and intent of this Agreement and to achieve Closing on the terms contemplated and therefore shall conduct themselves cooperatively and with open disclosure, access and veracity and to such intent shall, inter alia:

(a)

delivery by the Parties to each other, on a confidential basis, of the following documentation and information:

(i)

a copy of all material contracts, agreements, reports and title information of any nature respecting each of the Parties and their assets; and

(ii)

details of any lawsuits, claims or potential claims relating to any of the Parties;

(b)

during normal business hours, to:

(i)

make available for inspection by the solicitors, auditors and representatives of the Parties, at such location as is appropriate, all of the other Partie's books, records, contracts, documents, correspondence and other written materials, and afford such persons every reasonable opportunity to make copies thereof and take extracts therefrom at their sole cost, provided such persons do not unduly interfere in the respective operations of the

                                          Companies;

(ii)

authorize and permit such persons at the risk and the sole cost of the relevant Party, and only if such persons do not unduly interfere in the respective operations, to attend at all of their respective places of business and operations to observe the conduct of their respective businesses and operations, inspect their respective properties and assets and make physical counts of their respective inventories, shipments and deliveries; and

(iii)

require the Parties' respective management personnel to respond fully and with veracity to all reasonable inquiries concerning the Parties' respective business assets or the conduct of their respective businesses relating to their respective liabilities and obligations;

9.04

Waiver of Conditions Precedent.   The conditions precedent set forth in sections 9.02 and 9.03 hereinabove are for the exclusive benefit of the stated Party and may be waived by the stated Party in writing and in whole or in part at any time prior to the Closing Date.

Article 10

CLOSING AND POST CLOSING MATTERS

10.01

Closing and Closing Date.   The Closing shall take place at the date and place set forth in section 2.03

10.02

Documents to be delivered by the Corporation and Shareholder.  Prior to or at Closing, or Second Closing as noted, the Corporation and Shareholder shall deliver to the Purchaser, unless waived by the Purchaser or agreed to be delivered at a subsequent time,  the following:

(a)

on or before Second Closing certificates representing the Purchased Corporation Shares duly endorsed for transfer, director's resolutions authorising the transfer to the Purchaser and directing alteration of the Corporation share registry and all other documentation as may be necessary and as may be required by the solicitors for the Purchaser, acting reasonably, to ensure that all of the Purchased Corporation Shares have been transferred, assigned and are registerable in the name of and for the benefit of the Purchaser;

(b)

on or before Second Closing a copy of all corporate records and books of account of the Corporation including, without limiting the generality of the foregoing, a copy of all minute books, share register books, share certificate books and annual reports;

(c)

all necessary consents and approvals in writing to the completion of the transactions contemplated herein;

(d)

on or before Second Closing execution of the required agreements not waived of section 9.01 for delivery to the Purchaser for execution;

(e)

on or before Second Closing a certificate of an officer of the Corporation, dated as of the Second Closing Date, acceptable in form to the solicitors for the Purchaser, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Corporation contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Purchaser, an opinion of counsel to the Corporation, dated as at the Closing Date or Second Closing date, and addressed to the Purchaser and its counsel, in form and substance satisfactory to the Purchaser's counsel, acting reasonably, respecting the due transfer of the Purchased Corporation Shares and that the same are validly issued and fully paid and non-assessable;

(g)

execution of the Subsequent Acquisition Agreement by the Corporation and the Shareholder; and

(h)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.03

Documents to be delivered by the Purchaser.  Prior to or at Closing, or Second Closing as noted, the Purchaser shall deliver to the Corporation and Shareholder at Closing , unless waived by the Corporation or agreed to be delivered at a subsequent time, the following:

(a)

on or before Second Clsoing certificates in the name of the Shareholder (or such designees as he may direct) representing the Purchase Price, director's resolutions authorising the issuance and all other documentation as may be necessary and as may be required by the solicitors for the Corporation and Shareholder, acting reasonably, to provide comfort that the same have been lawfully and validly issued and are fully paid and non-assessable;

(b)

all necessary consents, including Purchaser board resolutions, and approvals in writing to the completion of the transactions contemplated herein;

(c)

on or before Second Closing execution and delivery of the required agreements of section 9.01 and comfort, as reasonably required by the Corporation and Shareholder, that the finance facility of section 9.01 is available at or within the stated time following of the Second Closing;

(d)

execution of the Subsequent Acquisition Agreement by the Purchaser;

(e)

on or before Second Closing a certificate of an officer of the Purchaser, dated as of the Closing Date, acceptable in form to the solicitors for the Corporation and Shareholder, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Purchaser contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Corporation and Shareholder, an opinion of counsel to the Purchaser, dated as at the Closing Date, and addressed to the Corporation and Shareholder and its counsel, in form and substance satisfactory to the Corporation and Shareholder's counsel, acting reasonably, respecting the due issuance of the Purchase Price and that the same are validly issued and fully paid and non-assessable; and

(g)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.04

Post-Closing.  As soon as reasonably possible after the Second Closing, the Purchaser shall effect best efforts to cause the Shareholder to be removed from all guarantees to the Corporation.  The Shareholder, as a then senior officer, may, at his election, conduct such endevours on behalf of the Purchaser.

Article 11

NON-DISCLOSURE AND PROPRIETARY INFORMATION

11.01

Non-disclosure.   The Parties, for themselves, their officers, directors, shareholders, consultants, employees and agents agree that they each will not disseminate or disclose, or knowingly allow, permit or cause others to disseminate or disclose to third parties who are not subject to express or implied covenants of confidentiality, without the other Party's express written consent, either: (i) the fact or existence of this Agreement or discussions and/or negotiations between them involving, inter alia, possible business transactions; (ii) the possible substance or content of those discussions; (iii) the possible terms and conditions of any proposed transaction; (iv) any statements or representations (whether verbal or written) made by either Party in the course of or in connection with those discussions; or (v) any written material generated by or on behalf of any Party and such contacts, other than such disclosure as may be required under applicable securities legislation or regulations, pursuant to any order of a court or on a "need to know" basis to each of the Parties respective professional advisors.  Notwithstanding the provisions of this section, the Parties agree to make such public announcements of this Agreement promptly upon its execution in accordance with the requirements of applicable securities legislation and regulations.

11.02

Confidential Information.   Each Party acknowledges that any and all information which a Party may obtain from, or have disclosed to it, about the other Party constitutes valuable trade secrets and proprietary confidential information of the other Party (collectively, the "Confidential Information").  No such Confidential Information shall be published by any Party without the prior written consent of the other Party hereto, however, such consent in respect of the reporting of factual data shall not be unreasonably withheld, and shall not be withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporation laws.   Furthermore, each Party hereto undertakes not to disclose the Confidential Information to any third party without the prior written approval of the other Party hereto and to ensure that any third party to which the Confidential Information is disclosed shall execute an agreement and undertaking on the same terms as contained herein.

11.03

Impact of Breach of Confidentiality.   The Parties hereto acknowledge that the Confidential Information is important to the respective businesses of each of the Parties hereto and that, in the event of disclosure of the Confidential Information, except as authorized hereunder, the damage to each of the Parties hereto, or to either of them, may be irreparable.  For the purposes of the foregoing sections the Parties hereto recognize and hereby agrees that a breach by any of the Parties of any of the covenants therein contained would result in irreparable harm and significant damage to each of the other Parties hereto that would not be adequately compensated for by monetary award.  Accordingly, the Parties hereto agree that in the event of any such breach, in addition to being entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction, decree or otherwise as may be appropriate to ensure compliance with the provisions hereof, any such Party will also be liable to the other Party, as liquidated damages, for an amount equal to the amount received and earned by such Party as a result of and with respect to any such breach.  The Parties hereto also acknowledge and agree that if any of the aforesaid restrictions, activities, obligations or periods are considered by a court of competent jurisdiction as being unreasonable, the Parties agree that said court shall have authority to limit such restrictions, activities or periods as the court deems proper in the circumstances.   In addition, the Parties hereto further acknowledge and agree that all restrictions or obligations in this Agreement are necessary and fundamental to the protection of the respective businesses of each of the Parties hereto and are reasonable and valid, and all defenses to the strict enforcement thereof by either of the Parties hereto are hereby waived by the other Parties.

Article 12

ASSIGNMENT

12.01

Assignment.   No Party may sell, assign, pledge or mortgage or otherwise encumber all or any part of its interest herein without the prior written consent of the other Party; provided that any Party may at any time at its sole discretion and without the prior approval of the other Party assign and transfer a received or receivable interest herein to any wholly owned subsidiary (without relieving the Party of its obligations of this Agreement), subject at all times to the requirement that any such subsidiary remain wholly owned by the Party hereto failing which any such interest must be immediately transferred back to such Party hereto; and provided further that any transfer of all or any part of a Party's interest herein to its wholly owned subsidiary shall be accompanied by the written agreement of any such subsidiary to assume the obligations of such Party hereunder and to be bound by the terms and conditions hereof.

Article 13

FORCE MAJEURE

13.01

Events.   If any Party hereto is at any time prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fires, wars, acts of God, earthquakes, storms, floods, explosions, accidents, protests or demonstrations by environmental lobbyists or native rights groups, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market, unavailability of equipment, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of that Party, then the time limited for the performance by that Party of its respective obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.  Should such delay extend beyond 60 days then a non-defaulting Party (force majeure will not make a Party a defaulting Party) may elect to abandon this Agreement with 15 days notice without damage or accountability for such abandonment.

13.02

Notice.   A Party shall, within seven calendar days, give notice to the other Party of each event of force majeure under section 13.01 hereinabove, and upon cessation of such event shall furnish the other Party with notice of that event together with particulars of the number of days by which the obligations of that Party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

Article 14

DEFAULT AND TERMINATION

14.01

Default.   The Parties hereto agree that if any Party hereto is in default with respect to any of the provisions of this Agreement (herein called the "Defaulting Party"), the non-defaulting Party (herein called the "Non-Defaulting Party") shall give notice to the Defaulting Party designating such default, and within 20 calendar days after its receipt of such notice, the Defaulting Party shall either:

(a)

cure such default, or commence proceedings to cure such default and prosecute the same to completion without undue delay; or

(b)

give the Non-Defaulting Party notice that it denies that such default has occurred.

14.02

Dispute.   If default is disputed, a Party shall not be deemed in default until the matter shall have been determined finally by appropriate tribunal.

14.03

Curing the Default.   If:

(a)

the default is not so cured or the Defaulting Party does not commence or diligently proceed to cure the default; or

(b)

court resolution is not sought; or

(c)

the Defaulting Party is found in proceedings to be in default, and fails to cure it within five calendar days after the rendering of the award,

the Non-Defaulting Party may, by written notice given to the Defaulting Party at any time while the default continues, terminate the interest of the Defaulting Party in and to this Agreement and seek damages.

14.04

Termination.   In addition to the foregoing it is hereby acknowledged and agreed by the Parties hereto that this Agreement may be terminated by a Party, not in default whether declared or undeclared, in the event that:

(a)

by agreement of the Corporation, Shareholder and the Purchaser, in writing;

(b)

at a Party'e election if Closing has not occurred as provided or default has not been cured in the time provided; or

(c)

by any other provision of this Agreement specifically permitting termination;

and in such event of such election by a non-defaulting Party, this Agreement may be terminated and be of no further force and effect other than the confidentiality obligations hereinabove and without prejudice to any claims or remedies for default arising from this Agreement and the operation of law.

ARTICLE 15

MISCELLANEOUS

15.01

Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) if personally delivered, when so delivered, (ii) if mailed, five Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (iii) if given by facsimile or telecopier or e-mail, once such notice or other communication is transmitted to the number specified below and the appropriate electronic confirmation is received:

If to the Corporation:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

If to the Purchaser:    Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

If to the Shareholder:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth above.

15.02

Amendments; No Waivers.

(a)

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)

No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

15.03

Survival of Representation, Warranties and Covenants.  All representations, warranties, covenants, agreements and obligations of each Party shall survive the Closing and shall expire one year following the Closing Date.

15.04

Legal Representation.   The Corporation and the Shareholder hereby acknowledge that (i) Purchaser is represented by Devlin Jensen as its Canadian legal counsel in connection with this Agreement, (ii) Devlin Jensen has not represented the Corporation or the Shareholder with respect to any matter and (iii) the Corporation and the Shareholder have been encouraged to obtain their own legal and tax counsel with respect to this Agreement and the transactions contemplated by this Agreement.

15.05

Expenses.  Each Party shall bear their own costs and expenses incurred in connection with this Agreement.

15.06

Successors and Assigns.  This Agreement shall be binding upon and enure to the benefit, of the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.  No Party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other Party, which approval shall not be unreasonably withheld.

15.07

Governing Law.  This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein (excluding any conflict of laws rule or principle that might refer such interpretation to the laws of another jurisdiction).  Each Party irrevocably and exclusively submits to the jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

15.08

Counterparts and Effectiveness.  This Agreement and the documents relating to the transactions contemplated by this Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be deemed to be an original, with the same effect as if the signatures thereto were upon the same instrument and delivered in person.  This Agreement and such documents shall become effective when each Party thereto shall have received a counterpart thereof signed by the other Parties thereto.  In the case of delivery by telecopy by any Party, that Party shall forthwith deliver a manually executed original to each of the other Parties.

15.09

Entire Agreement.  This Agreement (including the Schedules referred to herein, which are hereby incorporated by reference) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

15.10

Severability.  If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

15.11

Cumulative Remedies.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies. Powers and privileges provided by law.

[the remainder of this space purposely left blank]

15.12

Third Party Beneficiaries.  No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of the Corporation or any Affiliate or Associate thereof (including any beneficiary or dependent thereof).

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CRYSTAL GRAPHITE CORORATION

)

)

)

Per:

/s/ Gordon Sales

)

Authorized Signatory

)

CANADA PUMICE CORPORATION

)

)

)

Per:

/s/ Brian Wear

)

Authorized Signatory

)

SIGNED, SEALED AND DELIVERED

)

by BRIAN WEAR in the

)

presence of:

)

)

/s/ Ronald Downe

)

Signature of Witness

)

/s/ Brian Wear

Ronald Downe, Barrister & Solicitor

)

BRIAN WEAR

Name of Witness

)

33695 South Fraser Way, Abbotsford

)

Address of Witness

)

B.C., Canada, V2S 2C1

)

SCHEDULE "A"

CORPORATION FINANCIAL STATEMENTS

SCHEDULE "B"

CORPORATION ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE "C"

CORPORATION BUSINESS PLAN

SCHEDULE "D"

PURCHASER OPTIONS, WARRANTS AND OTHER RIGHTS

SCHEDULE "E"

PURCHASER FINANCIALS

SCHEDULE "F"

PURCHASER ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE "G"

LOAN TERMS TO SHAREHOLDER

SCHEDULE "H"

LEASE TERMS WITH 530526 BC LTD.

Lease terms as follows:

1.

Term - 10 years with three ten-year renewal options

2.

Rate - $6875 per month triple net

3.

Reclamation bond of $25,000 to be posted by Purchaser

4.

All leasehold improvements responsibility of Purchaser

5.

Purchaser has 60 day right of first refusal on any published sale

6.

Property - District Lot 48, Cariboo District, Plan 26589 plus all improvements

SCHEDULE "I"

MINING RIGHT TERMS FROM SHAREHOLDER

Mining Right terms for District Lot 222;

Minerals - exclusive right to all minerals extant on standard industry terms but as to pozzolanic shale extraction the following terms:

1.

Royalty payable on the stated products as follows:

(a)

for bulk material - $10 royalty per metric ton

(b)

for fine micron or value added sizes - royalty of 25% of FOB price

(c)

for all other forms of pozzolanic shale products - 25% NSR

2.

All development and processing and all other costs for the sole account of the Purchaser

3.

Purchaser to post a $24,500 reclamation bond

4.

Purchaser to pay all property costs, triple net

5.

Purchaser to have 60 day right of first refusal on property sale.

SCHEDULE "J"

MANAGEMENT AGREEMENT

EXHIBIT 10.2

SHARE PURCHASE AGREEMENT

PHASE II

THIS SHARE PURCHASE AGREEMENT is dated for reference the 3rd day of May, 2004.

AMONG:

CRYSTAL GRAPHITE CORPORATION., a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

(the "Purchaser")

(OF THE FIRST PART)

AND:

CANADA PUMICE CORPORATION a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

(the "Corporation")

(OF THE SECOND PART)

AND:

BRIAN C. WEAR, businessman and sole stockholder of the Corporation and having his address at that of the Corporation above

("Shareholder")

(OF THE THIRD PART)

WHEREAS:

A.

The Corporation, directly or by subsidiaries, is an owner of land and claims and processing facilities in the region of Quesnel, BC on or adjacent to which the Corporation conducts active quarrying, processing and sales business of pumice and other minerals under the name of the Corporation and its wholly owned subsidiaries, Volcanic & Industrial Minerals Inc ("Volcanic") and Cariboo Lava Corporation ("Cariboo");

B.

The Shareholder owns 1908 shares of the 2000 shares issued of the issued, issuable and outstanding shares of the Corporation (the "Corporation Shares") and the Purchaser owns 92 shares of the Corporation, having acquired such shares from the Shareholder previous to this Agreement by a Phase I Share Acquisition Agreement ;

C.

The Shareholder desires to sell and the Purchaser desires to purchase that amount of Corporation Shares as set forth in this Agreement;

D.

The respective boards of directors of the Purchaser and Corporation each deem it advisable and in the best interests of their respective companies and shareholders to combine their respective businesses by the Purchaser acquiring all of the Corporation Shares pursuant to the terms of this Agreement: and

E.

The respective boards of directors of the Purchaser and Corporation and the Shareholder have approved and adopted this Agreement as a transfer or sale and receipt of shares pursuant to section 85(1) of the Income Tax Act (Canada) (the "Tax Act").

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the within premises, the mutual representations, warranties, covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

1.01

Definitions.  The following terms, as used herein, have the following meanings:

"Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with such other Person.

"Agreement" means this Share Purchase Agreement and all schedules which is entered into by and among the Purchaser, the Corporation and the Shareholder.

"Applicable Law" means, with respect to any Person, any United States (whether federal, territorial, state, municipal or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign statute, law, ordinance, rule, administrative interpretation, regulation, order, writ, injunction, directive, judgement, decree or other requirement, all as in effect as of the Closing, of any Governmental Authority applicable to such Person or any of its Affiliates or any of their respective properties, assets, officers, directors, employees, consultants or agents (in connection with such officer's, director's, employee's, consultant's or agent's activities on behalf of such Person or any of its Affiliates).

"Associate" means with respect to any Person (a) any other Person of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities issued by such other Person, (b) any trust or other estate in which such Person has a ten percent (10%) or more beneficial interest or as to which such Person serves as trustee or in a similar fiduciary capacity, and (c) any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of such Person or any Affiliate thereof.

"Business Day" means a day other than a Saturday, Sunday or other day on which commercial banks in Vancouver, British Columbia are authorized or required by law to close.

"Corporation's Balance Sheet" and "Corporation's Financials" means the referenced financial statements of the Corporation as set forth in section 4.7.

"Corporation Business" means the business as heretofore or currently conducted by the Corporation as generally described in the preamble hereto and as described in the Corporation's Balance Sheet and due diligence materials presented to the Purchaser.

"Corporation Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Corporation or any Person on behalf of the Corporation is a party on the Closing Date.

"Corporation Permitted Liens" means, with respect to the Corporation, (i) Liens for Taxes or governmental assessments, charges or claims the payment of which is not yet due, or for Taxes the validity of which is being contested in good faith by appropriate proceedings; (ii) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, material men and other similar Persons and other liens imposed by Applicable Law incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith; (iii) Liens relating to deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements (iv) Liens and Corporation Encumbrances specifically identified in the Corporation's Balance Sheet included in the Corporation Financials; (v) Liens securing executory obligations under any lease that constitute an "operating lease" under Canadian GAAP; provided, however, that, with respect to each of clauses (i) through (v), to the extent that any such encumbrance or Lien arose prior to the date of the Corporation's Balance Sheet included in the Corporation's Financials and relates to, or secures the payment of, a Liability that is required to be accrued under Canadian GAAP, such encumbrance or Lien shall not be a Corporation Permitted Lien unless adequate accruals for such Liability have been established therefor on such Corporation's Balance Sheet in conformity with Canadian GAAP.

"Corporation Shares" means all of the issued, issuable and outstanding shares of the Corporation.

"Governmental Authority" means any United States (whether federal, territorial, state, municipal or local), Canadian (whether federal, territorial, provincial, municipal or local) or foreign government, governmental authority, quasi-governmental authority, instrumentality, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing.

"Interim Period" means the period from and including the date of this Agreement to and including the Closing Date.

"Liability" means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, determined, determinable or otherwise and whether or not the same is required to be accrued on the financial statements of such Person.

"Lien" means, with respect to any asset, any mortgage, assignment, trust or deemed trust (whether contractual, statutory or otherwise arising), title defect or objection, lien, pledge, charge, security interest, hypothecation, restriction, encumbrance or charge of any kind in respect of such assets.

"Material Adverse Effect" means a change in, or effect on, the operations, affairs, prospects, financial condition, -results of operations, assets, Liabilities, reserves or any other aspect of a party to this Agreement or to its business that results in a material adverse effect on, or a material adverse change in, any such aspect of the party or to its business.

"Purchaser's Balance Sheet" and "Purchaser's Financials" means the referenced financial statements of the Purchaser as set forth in section 5.07.

"Person" includes an individual, body corporate, partnership, company, unincorporated syndicate or organization, trust, trustee, executor, administrator and other legal representative.

"Purchaser Business" means the business as heretofore or currently conducted by the Purchaser.

"Purchaser Contracts" means all contracts, agreements, options, leases, licences, sales and purchase orders, commitments and other instruments of any kind, whether written or oral, to which the Purchaser, directly or indirectly, is a party on the Closing Date.

"SEC" means the United States Securities and Exchange Commission.

"Subsidiary" means, with respect to any Person, (i) any corporation as to which 50% or more of the outstanding shares having ordinary voting rights or power (and excluding shares having voting rights only upon the occurrence of a contingency unless and until such contingency occurs and such rights may be exercised) is owned or controlled, directly or indirectly, by such Person and/or by one or more of such Person's Subsidiaries, and (ii) any partnership, joint venture or other similar relationship between such Person (or any Subsidiary thereof) and any other Person (whether pursuant to a written agreement or otherwise) which results in control by such Person.

"Tax" means all taxes imposed of any nature including any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or foreign income tax, alternative or add-on minimum tax, profits or excess profits tax, franchise tax, gross income, adjusted gross income or gross receipts tax, employment related tax (including employee withholding or employer payroll tax or employer health tax), capital tax, real or personal property tax or ad valorem tax, sales or use tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, GST, severance tax, prohibited tax, premiums tax, occupation tax, customs and import duties, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax or in respect of or pursuant to any United States (whether federal, territorial, state or local), Canadian (whether federal, territorial, provincial or local) or other Applicable Law.

"Tax Return" means all returns, reports, forms or other information required to be filed with respect to any Tax.

"33 Act" means the United States Securities Act of 1933 and all amendments thereto.

"34 Act" means the United States Securities Act of 1934 and all amendments thereto.

1.02

Currency Used.  All references herein to dollars or the use of the symbol "$" shall be deemed to refer to Canadian dollars unless such reference is prefaced by "US" in which case the reference will be to United States dollars.

1.03

Canadian Generally Accepted Accounting Principles.  Where the Canadian Institute of Chartered Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards

           ("Canadian GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Corporation or Purchaser, unless specifically provided to the contrary, shall be interpreted and applied in accordance with Canadian GAAP.

1.04

American Generally Accepted Accounting Principles.  Where the American Institute of Certified Public Accountants or any successor thereto includes a statement in its handbook or any successor thereto on a method or alternative methods of accounting or on a standard or standards of auditing, such statement shall be regarded as the only generally accepted accounting principle or principles or generally accepted auditing standard or standards ("American GAAP") applicable to the circumstances that it covers, and references herein to "generally accepted accounting principles" shall be interpreted accordingly.  All accounting and financial terms used herein with respect to the Purchaser for US reporting purposes, unless specifically provided to the contrary, shall be interpreted and applied in accordance with American GAAP.

ARTICLE 2

PURCHASE AND SALE

2.01

Purchase of Corporation Shares.  On the terms and subject to the conditions set forth herein, the Shareholder hereby agrees to sell, transfer, convey, assign and deliver to the Purchaser, free and clear of all Corporation Share Encumbrances (as defined in paragraph 3.01.1), and the Purchaser hereby agrees to purchase, acquire and accept from the Shareholder, one thousand and ninety- eight (190 8 ) Corporation Shares ("Purchased Corporation Shares"), being all of the remaining issued Corporation Shares, having an agreed value of ten million eight hundred and thirty- two thousand seven hundred and eighty-six dollars ($ 10,832, 786).  At Closing, the Shareholder will deliver to the Purchaser certificates evidencing all of the Purchased Corporation Shares duly endorsed for transfer and such other instruments as have been reasonably requested by the Purchaser to transfer full legal and beneficial ownership of the Purchased Corporation Shares to the Purchaser, free and clear of all Corporation Share Encumbrances and the Corporation agrees to enter the Purchaser on the books of the Corporation as the holder of the Purchased Corporation Shares and to issue one or more replacement share certificates representing the Purchased Corporation Shares to the Purchaser or the Purchaser's nominee.  The Purchaser shall pay the Purchase Price for the Purchased Corporation Shares in accordance with the terms of Section 2.02 of this Agreement.

2.02

Purchase Price for Purchased Corporation Shares.  The aggregate purchase price to be paid by the Purchaser to the Shareholder (or his designees) for the Purchased Corporation Shares at Closing will be the sum of CDN$10,832,786 which shall be fully satisfied and paid by the delivery of fourteen million six hundred and thirty-eight thousand and nine hundred ( 14,638, 9 00 ) common shares (the "Purchase Price") of the Purchaser at the deemed price of CDN$0.74 (based upon a conversion formula of, at or about March 3 to April 15, 2004, an average market price of $0.55US employing an exchange rate of 1.3445) per Purchaser common share.  The 14,638, 9 00 Purchase Price common shares, represented by one or several certificates as requested by the Shareholder (and if no request is made five days or more prior to Closing then by one certificate), of the Purchaser constituting the Purchase Price to be delivered to the Shareholder at Closing shall be issued from treasury of the Purchaser as validly and lawfully issued and fully paid and non-assessable without lien or encumbrance of any nature whatsoever, excepting only restrictions as may be imposed by generally Applicable Law and the Shareholder acknowledges that the Purchase Price shares shall be subject to restrictions as to disposition consequent upon Applicable Law and the certificates shall therefor have imprinted upon them restrictive language generally as follows:

"The securities represented by this certificate have not been registered under the Securities Act of 1933 or the laws of any state and have been issued pursuant to an exemption from registration pertaining to such securities and pursuant to a representation by the security holder named hereon that said securities have been acquired for purposes of investment and not for purposes of distribution.  These securities may not be offered, sold, transferred, pledged or hypothecated in the absence of registration, or the availability of an exemption from such registration. Furthermore, no offer, sale, transfer, pledge or hypothecation is to take place without the prior written approval of counsel to the issuer being affixed to this certificate.  The stock transfer agent has been ordered to effectuate transfers of this certificate only in accordance with the above instructions."

"Unless permitted under securities legislation in British Columbia or Alberta, the holder of the securities shall not trade the securities before the earlier of (i) the date that is 12 months and a day after the date the issuer first became a reporting issuer in any of Alberta, British Columbia, Manitoba, Nova Scotia, Ontario, Quebec and Saskatchewan, if the issuer is a SEDAR filer; and (ii) the date that is 12 months and a day after the later of (A) the distribution date, and (B) the date the issuer became a reporting issuer in the local jurisdiction of the purchaser of the securities that are the subject of the trade."

Furthermore, as the Corporation is a company whose securities are or may be subject to US law, the Shareholder hereby agrees, represents and warrants to the Corporation as follows:

(i)

Shareholder (i) is not a U.S. Person (as defined in Rule 902 of Regulation S ("Regulation S") under the United States Securities Act of 1933 (the "1933 Act")), which definition includes, but is not limited to, any natural person resident in the United States, any corporation or partnership incorporated or organized under the laws of the United States, or any estate or trust of which any executor, administrator or trustee is a U.S. Person); (ii) is not purchasing any of the Securities for the account or benefit of any U.S. Person or for offering, resale or delivery for the account or benefit of any U.S. Person or for the account of any person in any jurisdiction other than the jurisdiction set out in the name and address of Shareholder below; and (iii) was not offered any Securities in the United States and was outside the United States at the time of execution and delivery of this Agreement.

(ii)

Shareholder acknowledges that the Securities have not been registered under the 1933 Act and the Company has no obligation or present intention of filing a registration statement under the 1933 Act in respect of the Securities.  The Shareholder agrees to resell the Securities only in accordance with the provisions of Regulation S and any other applicable securities laws, pursuant to a registration under the 1933 Act, or pursuant to an available exemption from such registration, and that hedging transactions involving the Securities may not be conducted unless in compliance with the 1933 Act.  The Shareholder understands that any certificate representing the Securities will bear a legend setting forth the foregoing restrictions.  The Shareholder understands that the Securities are restricted securities within the meaning of Rule 144 promulgated under the 1933 Act; that the exemption from registration under Rule 144 will not be available in any event for at least one year from the date of purchase and payment of the Securities by the Shareholder, and other terms and conditions of Rule 144 are complied with; and that any sale of the Securities may be made by the Investor only in limited amounts in accordance with such terms and conditions.

(iii)

No U.S. Person, either directly or indirectly, has any beneficial interest in any of the Securities acquired by Shareholder hereunder, nor does Shareholder have any agreement or understanding (written or oral) with any U.S. Person respecting:

(a)

the transfer or any assignment of any rights or interest in any of the Securities;

(b)

the division of profits, losses, fees, commissions or any financial stake in connection with this subscription; or

(c)

the voting of the Securities.

2.03

Closing.  The closing (the "Closing") of the transactions contemplated by this Agreement shall take place at the offices of Devlin Jensen, 2550-555 West Hastings Street, Vancouver, BC on or before April 30, 2004 or such other date as the parties hereto may mutually agree (the "Closing Date").  In the event that Closing shall not occur on or before July 30, 2004 then either Party, so long as the electing Party is not in default, may elect to terminate and abandon this Agreement (without prejudice to claim for damages if default of the other Party) if it gives notice of a time and place and its preparedness to Close within 15 days of such notice to the other Party and the other Party fails to attend for Closing or, if attending, is not willing or able to Close in accordance with this Agreement.

2.04

Roll-Over Election.  For the purposes of the Tax Act the Purchaser and the Shareholder hereby covenant and agree to elect jointly under Subsection 85(1) of the  Income Tax Act ("Tax Act"), by completing and filing with the Canada Revenue Agency the prescribed form within the prescribed time for the purposes of the Tax Act with respect to the sale by the Shareholder to the Purchaser of the Purchased Corporation Shares and further agree to transfer the Purchased Corporation Shares at an agreed amount (the "Elected Amount") of $10,83 2 ,786. However, if at any time after the Closing Date the Shareholder determines that either:

(a)

it is necessary or desirable to change the Elected Amount; or

(b)

the Tax Act deems the Elected Amount to be an amount which is different than the amount agreed upon between the Shareholder and the Purchaser;

then the Shareholder and the Purchaser shall do all things reasonably necessary to reflect such change.

The Parties hereto acknowledge and agree that the transaction contemplated by this Agreement is to be carried out in accordance with the provisions of Section 85(1) of the Income Tax Act (Canada), S.C. 1979-71, -72. Ch. 63 as amended (herein called the "Act") The Parties agree and hereby confirm that they will jointly elect pursuant to Section 85(1) of the Act in the prescribed form and within the time referred to in Section 85(6) of the Act so that, for income tax purposes, the agreed election amount as set out in the first paragraph hereof in respect of the Purchase Price shares becomes and is deemed to be the Shareholder's proceeds of disposition of shares and the Purchaser's cost of the Purchase Price shares so that the transaction does not give rise to any income tax liability whatsoever and any income tax liability deferred as a result of the election under Section 85(1) of the Act shall be for the account of the Purchaser.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Shareholder, as to the Corporation, himself and as to the Corporation Shares owned by him, represents and warrants to the Purchaser as follows and confirms that the Purchaser is relying upon the accuracy of each of such representations and warranties in connection with the purchase of the Corporation Shares and the completion of the transactions set out herein:

3.01

Representations Regarding the Corporation Shares.

3.01.1

The Shareholder has sole and exclusive and good and marketable title in and to the Corporation Shares, free and clear of any and all covenants, conditions, restrictions, voting trust arrangements, rights of first refusal, options, Liens and adverse claims and rights whatsoever (collectively, the "Corporation Share Encumbrances"), and on the Closing Date, the Shareholder will deliver to the Purchaser, good and marketable title to the Purchased Corporation Shares free and clear of any and all Corporation Share Encumbrances;

3.01.2

The Shareholder has full right, power and authority to enter into this Agreement and has the full right, power and authority to transfer, convey and sell to the Purchaser at the Closing the Purchased Corporation Shares and upon delivery by the Shareholder the Purchaser will acquire from the Shareholder sole and exclusive and good and marketable title to the Purchased Corporation Shares free and clear of all Corporation Share Encumbrances; and

3.01.3

The Shareholder is not a party to, subject to or bound by, nor is any pending or likely to his reasonable knowledge, any agreement, judgement, order, writ, prohibition, injunction or decree of any court or other Governmental Authority that would prevent the delivery to the Purchaser of the Purchased Corporation Shares or the consummation of the transactions under this Agreement in accordance with the terms of this Agreement.

3.02

Authorization.  The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein are within the powers of the Shareholder and have been duly authorized by all necessary action.  This Agreement has been duly and validly executed by the Shareholder and constitutes a legal, valid and binding agreement of the Shareholder enforceable in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Shareholder's knowledge at Closing.

3.03

Non-Contravention. The execution, delivery and performance of this Agreement, and the consummation of the transactions provided for herein do not (i) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Shareholder or the Corporation Shares or (ii) result in the creation or imposition of any Lien.

3.04

Residency.  The Shareholder is a resident of Canada as defined in the Income Tax Act (Canada).

3.05

Good Faith.  The Shareholder will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

3.06

Corporation Performance.  The Shareholder will diligently, proactively and in good faith effect all such acts as a shareholder and director of the Corporation as are available to it at law to cause the Corporation to fully, completely and diligently to effect this Agreement and to effect Closing.

3.07

Corporation Warranties.  The Shareholder warrants that to the best of his reasonably informed knowledge all of the warranties of the Corporation of this Agreement are true.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions provided for herein, the Corporation, represents and warrants to the Purchaser as follows:

4.01

Existence and Power.  The Corporation is a corporation duly incorporated, organized and validly existing under the laws of the Province of British Columbia and has all corporate power and all governmental licences, authorizations, permits, consents and approvals required to carry on the Corporation Business as now conducted and to own and operate the Corporation Business as now owned and operated.  The Corporation is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified, whether individually or in the aggregate, would have a Material Adverse Effect.  No Corporation proceedings have been taken or authorized by the Corporation or any Shareholder or, to the knowledge of the Corporation, by any other Person, with respect to (nor is such contemplated) the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Corporation or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Corporation.

4.02

Authorization.  The execution, delivery and performance by the Corporation of this Agreement and the consummation thereby of the transactions provided for herein are within the Corporation's powers and have been duly authorized by all necessary action on its part.  This Agreement has been duly and validly executed by the Corporation and constitutes a legal, valid and binding agreement of the Corporation enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Corporation's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Corporation or any Corporation Contract or Corporation Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

4.03

Capital Stock.

4.03.1

The authorized capital stock of the Corporation consists solely of 10,000,000 common shares without par value, of which 2,000 common shares are issued and outstanding and 1908 are held by the Shareholder (the "Corporation Shares") and such, together with the 92 Corporation Shares previously purchased by the Purchaser from the Shareholder, constitute 100% of the issued, issuable or possibly issuable equity capital of the Corporation.

4.03.2

All such issued and outstanding Corporation Shares have been duly and validly authorized and issued and are fully paid and non-assessable. There are not outstanding (i) any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, nor (ii) any securities or contracts convertible into or exchangeable for shares nor (iii) any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.

4.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

4.04

Subsidiaries.  The Corporation has no Subsidiaries other than Volcanic & Industrial Minerals Inc and Cariboo Lava Corporation which are wholly owned by the Corporation without interest by any party therein.  The Corporation has no investment or ownership of shares or other interests in other companies, partnerships or businesses except as are disclosed in the Corporation's Balance Sheet;

4.05

Governmental Authorization.  The execution, delivery and performance by the Corporation of this Agreement requires no action by, consent or approval of, or filing with, any Governmental Authority other than as expressly referred to in this Agreement.

4.06

Non-Contravention.  The execution, delivery and performance of this Agreement by the Corporation, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the articles or bylaws of the Corporation; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Corporation, the Corporation Business or the Corporation Shares and would not, individually or in the aggregate have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Corporation is entitled, under any of the Corporation Contracts or any permit or similar authorization relating to the Corporation, the Corporation Business or the Corporation Shares by which the Corporation, the Corporation Business or the Corporation Shares may be bound or affected; or (d) result in the creation or imposition of any Lien.

4.07

Financial Statements:

4.07.1

Attached hereto as Schedule "A" are true and complete copies of the Corporation's Balance Sheet (composed of unaudited statements as of December 31, 2002 and management produced statements at December 31, 2003) and the related statements of income and retained earnings and changes of financial position for the years covered (collectively, the "Corporation's Financials").

4.07.2

The Corporation's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Corporation in accordance with Canadian GAAP and present fairly the financial position, results of operations and statements of changes in the Corporation's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated Liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to the Corporation Contracts and commitments for the sale of goods or the provision of services by the Corporation, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

4.07.3

To the best of the knowledge of the Corporation, there are no Liabilities of the Corporation other than: (i) any Liabilities accrued as Liabilities on the Corporation's Balance Sheet; (ii) Liabilities incurred since the date of the Corporation's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; and (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto.

4.07.4

To the best of the knowledge of the Corporation, there is no basis for any material (in excess of $50,000) restatement of the Corporation's Financials

4.08

Absence of Certain Changes. During and since the dates of the Corporation's Financials, the Corporation Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Corporation's Financials or Schedule "B" or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Corporation or in the Corporation Business that has had, or which the Corporation, after reasonable inquiry, expect to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

(i) any change in any Liabilities of the Corporation that has had, or which the Corporation may, after reasonable inquiry, expect to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Corporation in connection with the Corporation Business or otherwise;

(c)

any (i) payments by the Corporation in respect of any indebtedness of the Corporation for borrowed money or in satisfaction of any Liabilities of the Corporation related to the Corporation Business, other than in the ordinary course of business or the guarantee by the Corporation of any of the indebtedness of any other Person or (ii) creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Corporation's Balance Sheet, other than Corporation Permitted Liens;

(d)

any transaction or commitment made, or any Corporation Contract entered into or any waiver, amendment, termination or cancellation of any of the Corporation Contracts, or any relinquishment of any rights thereunder by the Corporation or of any other right or debt owed to the Corporation, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any (i) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Corporation or any Affiliate of the Corporation, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Corporation or any Affiliate of the Corporation other than in the normal course of business, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Corporation or (vi) representation of the Corporation to any employee or former employee of the Corporation that the Purchaser promised to continue any Corporation benefit plan after the Closing Date,

(f)

any change by the Corporation in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Corporation, other than normal year-end tax planning, to any officer, director, stockholder or Affiliate of the Corporation or any of their respective Affiliates or Associates; or

(h)

any (i) material single expenditure or commitment, or any group of related expenditures or commitments, or (ii) sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any Corporation's Asset (as defined below) other than in the ordinary course of business.

4.09

Corporation's Assets and Liabilities.

4.09.1

The Corporation owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "B" hereto or in the Corporation's Financials of Schedule "A" and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of $10,000 and any other assets, tangible or intangible, having a value in excess of $10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Corporation's Business (collectively the "Corporation's Assets").

4.09.2

The Corporation holds title to each of the Corporation's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Corporation Permitted Liens or as detailed in Schedule "B" or the Corporation's Financials (collectively, "Corporation Encumbrances").

4.09.3

All of the Corporation's Assets on the Corporation's Balance Sheet or Schedule "B" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Corporation Business in substantially the same manner as the Corporation Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

4.09.4

Save and except for those matters which are disclosed in Schedule "B" or the Corporation's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Corporation may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Corporation; and

(iii)

present liabilities do not exceed $900,000CDN in aggregate of which approximately $400,000 is a Shareholder loan to the Corporation;

4.09.5

There are no Corporation Assets material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

4.09.6

Attached to this Agreement as Schedule "C" is a business plan of the Corporation, produced by the Corporation. The Purchaser has also produced an "Overview Report for a proposed merger between Crystal Graphite Corporation and Canada Pumice Corporation" dated February 20, 2004 (produced by Edward Nunn of the Purchaser) which the Corporation has reviewed. Both reports are reasonable descriptions of the Corporation's Business and Corporation Assets and there are no material errors or material omissions therein, to the Corporation's reasonable knowledge, which error or omission would make such reports materially misleading.  It is acknowledged by the Parties however that the Shareholder and the Corporation do not warrant the future performance of the Corporation.

4.10

Affiliates. Other than as disclosed in this Agreement, there are no Corporation Contracts which have been entered into within the past five years or are currently in force and effect between the Corporation and any Shareholder, or any Affiliate or Associate of any Shareholder.  The Corporation is not indebted to any Shareholder except as disclosed in this Agreement.

4.11

Litigation.  There are no material proceedings pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or the Corporation Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement and (ii) there is no existing order, judgement or decree of any Governmental Authority naming the Corporation as an affected party which has not been paid or discharged in full.

4.12

Material Contracts. All Corporation Contracts are in good standing and are legal, valid and binding obligations of the Corporation and each other Person who is a party thereto, enforceable against the Corporation and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Corporation Contracts are adequately disclosed in Schedule "B".  There are no Corporation Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than $10,000 except as disclosed in Schedule "B". There are no Corporation Contracts material to the operation of the Corporation Business which, to the reasonably informed knowledge of the Corporation, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

4.13

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, Consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Corporation Contracts with respect to which the consent of the other party or parties thereto must be obtained by the

           Corporation or any Shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein (the "Required Consents").

4.14

Corporation Intellectual Property.

4.14.1

Schedule "B" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Corporation Business as conducted by the Corporation or held by the Corporation (the "Corporation Intellectual Property Rights").  Corporation Intellectual Property Rights also include any trade secrets that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore been conducted.

4.14.2

The Corporation has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Corporation, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Corporation, involving a claim of infringement by any Person (including any Governmental Authority) of any Corporation Intellectual Property Right.  No Corporation Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Corporation or restricting the licensing thereof by the Corporation to any Person.  The Corporation has no knowledge that would cause such Person to believe that the use of the Corporation Intellectual Property Rights or the conduct of the Corporation Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

4.14.3

To the knowledge of the Corporation, the Corporation either owns the entire right, title and interest in Corporation Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Corporation Business in the manner that the Corporation Business has heretofore, been conducted.  The Corporation Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Corporation Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Corporation in and to the Corporation Intellectual Property Rights have been made.

4.15

Tax Matters.

4.15.1

The Corporation is a taxable Canadian corporation, as that term is defined in the Tax Act. The Corporation has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.

           Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Corporation during the past three years and that the Purchaser has requested have been given to the Purchaser on or before the date of this Agreement.

4.15.2

The Corporation has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Corporation has paid all Tax instalments due and payable by it as at its last fiscal year.

4.15.3

The Corporation has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Corporation has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Corporation has charged, collected and remitted on a timely basis all Taxes as required by Applicable Law on any service, sale, supply or delivery whatsoever, made by the Corporation.

4.15.4

The Corporation Business is the only business ever conducted by the Corporation.  The non-capital losses (as defined in the Tax Act and any applicable provincial taxing statute) were incurred by the Corporation only in carrying on the Corporation Business.  The Corporation is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

4.15.5

The Corporation has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax..  The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

4.15.6

The Corporation has never acquired or had the use of any of its assets from a Person (a "Related Person") with whom the Corporation was not dealing at arm's length, within the meaning of the Tax Act.  The Corporation has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Corporation is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Corporation by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Corporation.

4.16

Securities Legislation.  The Corporation is a private issuer within the meaning of the Securities Act (British Columbia) and the sale of the Corporation Shares by the

           Shareholder to the Purchaser is made in compliance with the exempt take-over-bid provisions of such Act.

4.17

Full Disclosure.  The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Purchaser by or on behalf of the Corporation with respect to the Corporation (including the Corporation Business and the results of operations, financial condition and prospects of the Corporation) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Corporation after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Corporation the Corporation that has not been disclosed to the Purchaser by the Corporation in writing that has had a Material Adverse Effect on or, so far as the Corporation can now foresee, could be reasonably likely to have a Material Adverse Effect on the Corporation (including the Corporation Business and the results of operations, financial condition or prospects of the Corporation).

4.18

Compliance with Applicable Laws.  The operation of the Corporation Business (i) has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Corporation and (ii) does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

4.19

Corporation Employment Agreements and Employee Benefits.

4.19.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Corporation which could not be terminated on 30 days notice or pay in lieu. The Corporation does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans.The Corporation is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

4.19.2

The Corporation and its Affiliates have complied and are currently complying, in respect of all contracts with employees of the Corporation and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

4.20

Good Faith.  The Corporation will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Purchaser to effect and complete the objects and intent of this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

As an inducement to the Corporation and the Shareholder to enter into this Agreement and to consummate the transactions provided for herein, the Purchaser represents and warrants to the Corporation and the Shareholder that:

5.01

Existence and Power.  The Purchaser is a corporation duly incorporated, organized and validly existing under the laws of the Province of British Columbia, is listed in good standing on the NASD governed OTCBB and on the Canadian Trading and Quotation System, and is a British Columbia and Alberta reporting issuer and a foreign reporting issuer (20F filer) in the US in good standing. The Purchaser has all corporate power and all governmental licences, authorizations, permits, consents and approvals required to carry on the Purchaser Business as now conducted and to own and operate the businesses as now owned and operated.  The Purchaser is not required to be qualified to conduct business in any jurisdiction where the failure to be so qualified would have a Material Adverse Effect.  No proceedings have been taken or authorized by the Purchaser or, to the knowledge of the Purchaser, by any other Person with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Purchaser or with respect to any amalgamation, merger, consolidation, arrangement or reorganization relating to the Purchaser. .  The Corporation and the Shareholder are aware of a Petition brought on by a shareholder of the Purchaser seeking to interfere with management decisions on a number of matters, including this Agreement.  This disclosure is a continuing disclosure and exception regarding all warranties hereof.

5.02

Authorization.  The execution, delivery and performance by the Purchaser of this Agreement and the consummation thereby of the transactions provided for herein are within the powers of the Purchaser and have been duly authorized by all necessary action on its part.  This Agreement has been duly and validly executed by the Purchaser and constitutes a legal, valid and binding agreement of the Purchaser enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights and subject to general principles of equity, none of which are applicable or will be applicable to the reasonable best of the Purchaser's knowledge at Closing. The execution and Closing of this Agreement will not create a Material Adverse Effect on the Purchaser or any Purchaser Contract or Purchaser Asset nor will it negatively impact any Governmental Authority permit, license or other authority or permission.

5.03

Capital Stock of the Purchaser.

5.03.1

The authorized capital stock of the Purchaser consists of 250,000,000 common shares, no par value, of which approximately 26,989,395 common shares are issued and outstanding on the date hereof.  All issued and outstanding common shares of the Purchaser have been lawfully and validly authorised and issued and are fully paid and non-assessable.

5.03.2

Attached as Schedule "D" is a list at the date hereof of (i) any options, warrants, rights of first refusal or other rights to purchase any shares of or from the Corporation or the Corporation Shares, and (ii) any securities or contracts convertible into or exchangeable for shares and (iii) any other commitments of any kind for the issuance of shares of the Corporation or options, warrants or other securities of the Corporation.  Such Schedule "D" constitutes a materially complete and accurate list of the same at the date hereof.

5.03.3

Prior to or at the date of this Agreement and up to and including the Closing Date the Corporation has not and has not committed itself to:

(i)

redeem or acquire any shares;

(ii)

declare or pay any dividend;

(iii)

make any reduction in or otherwise make any payment on account of capital; or

(iv)

effect any subdivision, consolidation or reclassification of any capital;

5.04

Subsidiaries.  The Purchaser has no Subsidiaries.

5.05

Governmental Authorization.  The execution, delivery and performance by the Purchaser of this Agreement requires no action by, consent or approval of any Governmental Authority other than as expressly referred to in this Agreement.  The Purchaser is required to make disclosure filings with the Governmental Authorities with which it is a reporting issuer or in which it is incorporated to disclose the transactions hereof and nay material changes resulting therefrom, all in the normal course and in accordance with generally prevailing law and regulation.

5.06

Non-Contravention. The execution, delivery and performance of this Agreement by the Purchaser, and the consummation by it of the transactions provided for herein, do not and will not (a) contravene or conflict with the respective articles or bylaws of the Purchaser; (b) contravene or conflict with or constitute a material violation of any provision of any Applicable Law binding upon or applicable to the Purchaser, the Purchaser Business or the outstanding shares in its capital stock and will not, individually or in the aggregate, have a Material Adverse Effect; (c) constitute a default under or give rise to any right of termination, cancellation or acceleration of, or to a loss of any benefit to which the Purchaser is entitled under any Purchaser Contract or any Permit or similar authorization relating to the Purchaser, the Purchaser Business or the outstanding shares of its capital stock, or (d) result in the creation or imposition of any Lien.

5.07

Financial Statements.

5.07.1

Attached hereto as Schedule "E" are true and complete copies of the Purchaser's audited financial statements as of August 31, 2003 and the related statements of income and retained earnings and changes of financial position, prepared on a consolidated basis, for such year end together with the quarterly unaudited financial statements for the period ending November 30, 2003 (collectively, the "Purchaser's Financials") prepared on a consolidated basis and prepared appropriately in accordance with Canadian GAAP and American GAAP.

5.07.2

The Purchaser's Financials: (i) have been prepared on a consistent basis and are based on the books and records of the Purchaser in accordance with Canadian GAAP and American GAAP and present fairly the financial position, results of operations and statements of changes in the Purchaser's financial position as of the dates indicated or the periods indicated; (ii) contain and reflect all necessary adjustments and accruals for a fair presentation of its financial position and the results of its operations for the periods covered by said financial statements; (iii) contain and reflect adequate provisions for all reasonably anticipated liabilities (including Taxes) with respect to the periods then ended and all prior periods; and (iv) with respect to Purchaser Contracts and commitments for the sale of goods or the provision of services by the Purchaser, contain and reflect adequate reserves for all reasonably anticipated material losses and costs and expenses in excess of expected receipts.

5.07.3

To the best of the knowledge of the Purchaser, there are no Liabilities of the Purchaser other than: (i) any Liabilities accrued as Liabilities on the Purchaser's Balance Sheet; (ii) Liabilities incurred since the date of the Purchaser's Balance Sheet that do not, and could not, individually or in the aggregate have a Material Adverse Effect; (iii) other Liabilities disclosed in this Agreement or in any schedules attached hereto.

5.07.4

To the best of the knowledge of the Purchaser, there is no basis for any material (in excess of $50,000) restatement of the Purchaser's Financials

5.08

Absence of Certain Changes. During and since the dates of the Purchaser's Financials, the Purchaser Business has been conducted in the ordinary course, and there has not been, except as disclosed in the Purchaser's Financials or elsewhere in this Agreement:

(a)

any event, occurrence, state of circumstances, or facts or change in the Purchaser or in the Purchaser Business that has had or which the Purchaser expects to have, either individually or in the aggregate, a Material Adverse Effect;

(b)

(i) any change in any Liabilities of the Purchaser that has had, or which the Purchaser expects to have, a Material Adverse Effect or (ii) any incurrence, assumption or guarantee of any indebtedness for borrowed money by the Purchaser in connection with the Purchaser Business or otherwise;

(c)

any (i) payments by the Purchaser in respect of any indebtedness of the Purchaser for borrowed money or in satisfaction of any Liabilities of the Purchaser related to the Purchaser Business, other than in the ordinary course of business or the guarantee by the Purchaser of any of the indebtedness of any other Person or (ii)

           creation, assumption or sufferance of (whether by action or omission) the existence of any Lien on any assets reflected on the Purchaser's Balance Sheet, other than Purchaser Permitted Liens;

(d)

any transaction or commitment made, or any Purchaser Contract entered into, by the Purchaser, any waiver, amendment, termination or cancellation of any Purchaser Contract, or any relinquishment of any rights thereunder by the Purchaser or of any other right or debt owed to the Purchaser, other than, in each such case, actions taken in the ordinary course of business consistent with past practice;

(e)

any (i) grant of any severance, continuation or termination pay to any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (iii) increase in benefits payable or potentially payable under any severance, continuation or termination pay policies or employment agreements with any director, officer, stockholder or employee of the Purchaser or any Affiliate of the Purchaser, (iv) increase in compensation, bonus or other benefits payable or potentially payable to directors, officers, stockholders or employees of the Purchaser or any .Affiliate of the Purchaser, (v) change in the terms of any bonus, pension, insurance, health or other benefit plan of the Purchaser or (vi) representation of the Purchaser to any employee or former employee of the Purchaser that the Purchaser promised to continue any benefit plan after the Closing Date,

(f)

any change by the Purchaser in its accounting principles, methods or practices or in the manner it keeps its books and records;

(g)

any distribution, dividend, bonus, management fee or other payment by the Purchaser to any of their respective officers, directors, stockholders or Affiliates of the Purchaser or any of their respective Affiliates or Associates; and

(h)

any (i) material single expenditure or commitment, or any group of related expenditures or commitments or (ii) material sale, assignment, transfer, lease or other disposition of or agreement to sell, assign, transfer, lease or otherwise dispose of any asset or property of the Purchaser other than in the ordinary course of business.

5.09

Purchaser's Assets and Liabilities.

5.09.1

The Purchaser owns, leases, rents or has rights to property and assets as set forth in detail in Schedule "F" hereto or in the Purchaser's Financials and which includes, without limitation, fee simple disclosure, leases, mineral claims, any other rights in land, buildings, plant, and any other realty or infrastructure and any rights in any of the same, any material chattels or other assets having a value in excess of $10,000 and any other assets, tangible or intangible, having a value in excess of $10,000 and including, without limitation, contracts, inventories, receivables, investments, rights, and any other matters of such value of the Purchaser's Business (collectively the "Purchaser's Assets").

5.09.2

The Purchaser holds title to each of the Purchaser's Assets free and clear of all Liens, adverse claims, easements, rights of way, servitude's, zoning or building restrictions or any other rights of others or other adverse interests of any kind, including leases, chattel mortgages, conditional sales contracts, collateral security arrangements and other title or interest retention arrangements except Purchaser Permitted Liens or as detailed in Schedule "F" or the Purchaser's Financials (collectively, " Purchaser Encumbrances").

5.09.3

All of the Purchaser's Assets on the Purchaser 's Balance Sheet or Schedule "F" are in all material respects fit for the purposes for which they are used and are in good operating condition and repair and are adequate for the uses to which they are put, and no material properties or assets necessary for the conduct of the Purchaser Business in substantially the same manner as the Purchaser Business has heretofore been conducted are in need of replacement, maintenance or repair except for routine replacement, maintenance and repair.

5.09.4

Save and except for those matters which are disclosed in Schedule "F" or the Purchaser's Financials there are no material liabilities, contingent or otherwise, existing on the date hereof in respect of which the Purchaser may be liable on or after the completion of the transactions contemplated by this Agreement other than:

(i)

liabilities disclosed or referred to in this Agreement;

(ii)

liabilities incurred in the ordinary course of business, none of which are materially adverse to the respective businesses, operations, affairs or financial conditions of the Purchaser; and

(iii)

present liabilities do not exceed approximately $1,200,000CDN in aggregate of which approximately $1,000,000 is a director loan to the Purchaser;

5.09.5

There are no Purchaser Assets material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost or materially damaged.

5.10

Affiliates. Other than as disclosed in this Agreement, there are no Purchaser Contracts which are currently in force and effect between the Purchaser and any shareholder, or any Affiliate or Associate of any shareholder except for an agreement between the Purchaser and the receiver for Evergreen Trust, the largest shareholder of the Purchaser, of which the Corporation has knowledge.  The Purchaser is not indebted to any shareholder except as disclosed in this Agreement.

5.11

Litigation.  Other than the action referenced in section 5.01, there is no proceeding pending or, to the knowledge of the Purchaser, threatened against or affecting the Purchaser or the Purchaser Business or that seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement, and there is no existing order, judgement or decree of any Governmental Authority naming the Purchaser as an affected party which has not been paid or discharged in full.

5.12

Material Contracts. All Purchaser Contracts are in good standing and are legal, valid and binding obligations of the Purchaser and each other Person who is a party thereto, enforceable against the Purchaser and each such Person in accordance with its terms, and none are subject to any material default thereunder.  All Purchaser Contracts are adequately disclosed in Schedule "F".  There are no Purchaser Contracts which cannot be cancelled with not more than 30 days notice or payment of not more than $10,000 except as disclosed in Schedule "F". There are no Purchaser Contracts material to the operation of the Purchaser Business which, to the reasonably informed knowledge of the Purchaser, would be lost or suffer a Material Adverse Effect as a consequence of this Agreement or Closing or otherwise is contemplated to be lost.

5.13

Compliance with Applicable Laws.  The operation of the Purchaser Business (i) has not violated or infringed, except for violations or infringements that have been cured and the prior existence of which could not, individually or in the aggregate, reasonably be expected to have an adverse effect on the Purchaser and (ii) does not in any material respect violate or infringe any Applicable Law, the terms of any permit or any order, writ, injunction or decree of any Governmental Authority.

5.14

Purchaser Employment Agreements and Employee Benefits.

5.14.1

There are no employment, consulting, severance pay, continuation pay, termination pay, indemnification agreements, collective agreements, employee benefit plans or other similar agreements of any nature whatsoever affecting the Purchaser which could not be terminated on 30 days notice or pay in lieu except as disclosed in this Agreement. The Purchaser does not maintain or contribute to, or has maintained or contributed to any, employee pension or welfare benefit plans. The Purchaser is not subject to any collective bargaining agreements or any other union contracts nor is any contemplated.

5.14.2

The Purchaser and its Affiliates have complied and are currently complying, in respect of all employees of the Purchaser and its Affiliates, with all Applicable Laws respecting employment and employment practices and the protection of the health and safety of employees, except for such instances which are not, in the aggregate, material.

5.15

Purchaser Intellectual Property.

5.15.1

Schedule "F" sets forth a complete and correct list of each patent, patent application and invention, trademark, trade name, trademark or trade name registration or application, copyright or copyright registration or application for copyright registration, and each licence or licensing agreement, for any of the foregoing relating to the Purchaser Business as conducted by the Purchaser or held by the Purchaser (the " Purchaser Intellectual Property Rights"). Purchaser Intellectual Property Rights also include any trade secrets that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore been conducted.

5.15.2

The Purchaser has not during the three years preceding the date of this Agreement been a party to any proceeding, nor to the knowledge of the Purchaser, is any proceeding threatened as to which there is a reasonable possibility of a determination adverse to the Purchaser, involving a claim of infringement by any Person (including any Governmental Authority) of any Purchaser Intellectual Property Right.  No Purchaser Intellectual Property Right is subject to any outstanding order, judgement, decree, stipulation or agreement restricting the use thereof by the Purchaser or restricting the licensing thereof by the Purchaser to any Person.  The Purchaser has no knowledge that would cause such Person to believe that the use of the Purchaser Intellectual Property Rights or the conduct of the Purchaser Business conflicts with, infringes upon or violates any patent, patent licence, patent application, trademark, trade name, trademark or trade name registration, copyright, copyright registration, service mark, brand mark or brand name or any pending application relating thereto, or any trade secret, know-how, programs or processes, or any similar rights, of any Person.

5.15.3

To the knowledge of the Purchaser, the Purchaser either owns the entire right, title and interest in Purchaser Intellectual Property Rights or has acquired an exclusive licence to use, any and all patents, trademarks, trade names, brand names and copyrights that are material to the conduct of the Purchaser Business in the manner that the Purchaser Business has heretofore, been conducted.  The Purchaser Intellectual Property Rights are in full force and effect and have not been used or enforced or failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Purchaser Intellectual Property Rights.  All registrations and filings necessary to preserve the rights of the Purchaser in and to the Purchaser Intellectual Property Rights have been made.

5.16

Required Consents.  There are no governmental or other registrations, filings, applications, notices, transfers, consents, approvals, orders, qualifications or waivers required under Applicable Law or otherwise required to be obtained or made with any Governmental Authority to be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein for any reason; nor are there any Purchaser Contracts with respect to which the consent of the other party or parties thereto must be obtained by the Purchaser or any shareholder by virtue of the execution and delivery of this Agreement and the consummation of the transactions provided for herein (the "Required Consents") except only a requirement to consult with the receiver for Evergreen Trust pursuant to agreement.  The Purchaser is required to effect required filings disclosing the material elements of these transaction in the US and Canada at such time as matters become material or Closing occurs in accordance with prevailing securities laws and regulation.

5.17

Tax Matters.

5.17.1

The Purchaser is a taxable Canadian corporation, as that term is defined in the Tax Act. The Purchaser has prepared and filed all Tax Returns on time with all appropriate Governmental Authorities which were required to be filed on or prior to the Closing Date.  Each such Tax Return was correct and complete.  True copies of all Tax Returns prepared and filed by the Purchaser during the past three years and that the Corporation has requested have been given to the Corporation on or before the date of this Agreement.

5.17.2

The Purchaser has paid all Taxes due and payable by it and has paid all assessments and reassessments it has received in respect of Taxes.  The Purchaser has paid all Tax instalments due and payable by it as at its last fiscal year.

5.17.3

The Purchaser has withheld from each payment made to any of its present or former employees, officers and directors, and including to all persons who are non-residents of Canada for the purposes of the Income Tax Act (Canada) all amounts required by Applicable Law and has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Authority.  The Purchaser has remitted all Canada Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Authority within the time required by Applicable Law.  The Purchaser has charged, collected and remitted on a timely basis all Taxes as required by

           Applicable Law on any service, sale, supply or delivery whatsoever, made by the Purchaser.

5.17.4

The Purchaser Business is the only business conducted by the Purchaser during the last five years.  The non-capital losses (as defined in the Tax Act and any applicable provincial taxing statute) were incurred by the Purchaser only in carrying on the Purchaser Business.  The Purchaser is not prevented by virtue of any amalgamation or dissolution from carrying back against income earned by it prior to the Closing Date, any losses incurred by it after the Closing Date.

5.17.5

The Purchaser has paid all Taxes imposed by applicable legislation in the province of British Columbia on the acquisition or maintenance of its realty and tangible personal property as defined in applicable legislation in the province of British Columbia, including GST, PST, municipal taxes and any other transfer or maintenance or service tax. The foregoing is accurate, mutatis mutandis, with respect to all sales or transfer Taxes imposed under comparable legislation of other provinces.

5.17.6

The Purchaser has never acquired or had the use of any of its assets from a Person (a "Related Person") with whom the Purchaser was not dealing at arm's length, within the meaning of the Tax Act.  The Purchaser has never disposed of any asset to a Related Person for proceeds less than the fair market value of that asset.  Except as disclosed in this Agreement, the Purchaser is not a party to or bound by any agreement with, is not indebted to, and no amount is owing to the Purchaser by any Related Person, not dealing at arm's length, within the meaning of the Tax Act, with the Purchaser.

5.18

Issuance of Shares.  The issuance of the Purchaser Price by the Purchaser, and the terms and provisions of the Purchaser Price shares, will not violate any provisions of the Purchaser's articles or bylaws or any Applicable Law.  The Purchase Price shares will be issued lawfully and as fully paid and non-assessable.

5.19

Continuing Public Status.  The Purchaser warrants that until Closing it will effect all reasonable endevours to maintain its reporting and listing requirements in good standing and will maintain its listing on the NASD governed OTCBB and on the CNQ.

5.20

Full Disclosure.  The information contained in the documents, certificates and written statements (including this Agreement and the schedules and exhibits hereto) furnished to the Shareholder and Corporation by or on behalf of the Purchaser with respect to the Purchaser (including the Purchaser Business and the respective results of operations, financial condition and prospects of the Purchaser) for use in connection with this Agreement or the transactions contemplated by this Agreement is true and complete in all material respects and does not, to the best of the knowledge of the Purchaser after conducting an inquiry which a reasonably prudent person would make under the circumstances, omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  There is no fact known to the Purchaser that has not been disclosed to the Corporation by the Purchaser in writing that has had a Material Adverse Effect on or, so far as the Purchaser can now foresee, could be reasonably likely to have a Material Adverse Effect on the Purchaser (including the Purchaser Business and the respective results of operations, financial condition or prospects of the Purchaser).

5.21

Good Faith.  The Purchaser will employ good faith, due diligence, and best efforts to perform its obligations of this Agreement and will do such acts and enter into such additional or collateral agreements or sureties as may be reasonably required by the Corporation to effect and complete the objects and intent of this Agreement.

ARTICLE 6

COVENANTS OF THE CORPORATION AND SHAREHOLDER

6.01

Conduct of the Business.  During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall conduct the Corporation Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties, the Corporation Assets, minimise Liabilities and Liens, and maintain goodwill of the Corporation and keep available the services of the present officers, employees, agents and other personnel of the Corporation Business.  The corporate structure of the Corporation, the Corporate status and the share structure of the Corporation shall not be altered or affected in any manner and the Shareholder shall not in any manner permit any assignment or other disposition of any interest in the Corporation Shares nor permit a Lien in respect to the same.

6.01.1

Without limiting in any way the importance of the foregoing, during the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall not, and the Shareholder shall not cause the Corporation to and shall employ every reasonable effort to prevent:

(a)

adopt any material change in any method of accounting or accounting practice used by the Corporation other than by reason of a concurrent change in generally accepted accounting principles;

(b)

amend its articles or bylaws;

(c)

sell, mortgage, pledge or otherwise dispose of any assets or properties of the Corporation Business and the Corporation Assets, other than in the ordinary course of business;

(d)

declare, set aside or pay any management fee or dividend or make any other distribution with respect to the capital stock of the Corporation or otherwise make a distribution or payment to any Shareholder, other than in the course of normal year-end planning;

(e)

amalgamate, merge or consolidate with or agree to amalgamate, merge or consolidate with, or purchase or agree to purchase all or substantially all of the assets of, or otherwise acquire, any corporation, partnership or other business organization or division thereof;

(f)

authorize for issuance, issue, sell or deliver any additional shares of its capital stock of any class or any securities or obligations convertible into shares of its capital stock of any class or commit to doing any of the foregoing (it being acknowledged that the Corporation authorised, effective December 31, 2003, the issuance of 1000 Corporation Shares to the Shareholder in consideration of the acquisition of Volcanic and Cariboo and that the said 1000 Corporation Shares constitute part of the aggregate 2000 Corporation Shares owned by the Shareholder and reflected in warranty section 4.03.1;

(g)

split, combine or reclassify any shares of the capital stock of any class of the Corporation or redeem or otherwise acquire, directly or indirectly, any shares of such capital stock;

(h)

incur or agree to incur any debt or guarantee any debt for borrowed money, including any debt to any Shareholder, or to any Affiliate or Associate of any Shareholder, except debt incurred in the ordinary course of business consistent with past practice;

(i)

make any loan, advance or capital contribution to or investment in any person other than loans, advances and capital contributions to or investments in joint ventures or other similar arrangements in which the Corporation has an equity interest in the ordinary course of business and travel advances made in the ordinary course of business by the Corporation to its employees to meet business expenses expected to be incurred by such employees;

(j)

enter into any settlement with respect to any proceeding or consent to any order, decree or judgement relating to or arising out of any such Proceeding;

(k)

take any action to terminate, dismiss or cause the retirement of any key employee of the Corporation;

(1)

fail in any material respect to comply with any Applicable Laws; or

(m)

make, or make any commitments for, capital expenditures exceeding $25,000 for any individual 'commitment or $ 100,000 for all such commitments taken in the aggregate.  It is understood by the Parties that the Corporation is acquiring two tractors costing approximately $130,000 each and is disposing of a D-8 bulldozer.

6.01.2

During the Interim Period, other than with the express written approval of the Purchaser, the Corporation shall:

(a)

file all Canadian, United States, foreign, federal, state, provincial and local Tax Returns required to be filed and make timely payment of all applicable Taxes when due;

(b)

promptly notify the Purchaser in writing of any action or circumstance that results in, or could reasonably be expected to result in, a Material Adverse Effect or the occurrence of any breach by the Corporation or the Shareholder of any representation or warranty, or any covenant or agreement contained in this Agreement; and

(c)

promptly notify the Purchaser in writing of the commencement of any proceeding or the threat thereof by or against the Corporation or any Shareholder.

6.02

Maintenance of Corporation Insurance Policies.  Prior to and on and after the Closing Date, the Corporation shall not take or fail to take any action if such action or inaction would adversely affect the applicability of any insurance in effect on the date hereof that covers all or any material part of the assets of the Corporation or the Business.

6.03

Tax Election.  The Corporation shall not file any election or other filing pursuant to the Income Tax Act (Canada) or any equivalent provincial provision except for Tax returns and the election under section 85 of the Tax Act in respect of the transfer by the Shareholder to the Corporation of his shares of Volcanic and Cariboo.

ARTICLE 7

COVENANTS OF THE PURCHASER

7.01

Conduct of Business.  During the Interim Period, except with the written consent of the Corporation, the Purchaser will conduct the Purchaser Business in the ordinary course consistent with past practice and shall use its best efforts to preserve intact the organization, relationships with third parties and goodwill of the Purchaser and keep available the services of the present officers, directors, employees, agents and other personnel of the Purchaser Business; and without limiting in any way the importance of the foregoing, the Purchaser shall not undertake any of those matters referred to in sections 6.01.1 and 6.01.2, 6.02 and 6.03 and all such clauses thereof shall apply mutatis mutandis to the Purchaser.

ARTICLE 8

ACKNOWLEDGMENTS AND COVENANTS OF ALL PARTIES

8.01

Further Assurances.  Each party hereto agrees to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be reasonably necessary or desirable (including obtaining all required consents) in order to evidence the consummation or implementation of the transactions provided for under this Agreement.

8.02

Certain Filings.  The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required or reasonably appropriate, or any action, consent, approval or waiver from any party to any Contract is required or reasonably appropriate, in connection with the consummation of the transactions contemplated by this Agreement.  Subject to the terms and conditions of this Agreement, in taking such actions or making any such filings, the parties hereto shall furnish information required in connection therewith and seek timely to obtain any such actions, consents, approvals or waivers.

8.03

Registration.  All parties acknowledge and agree that the Purchaser is a reporting issuer in Canada and the United States, and that the Parties will and must cooperate in the filing of any necessary or advisable documentation with Governmental Authorities.

ARTICLE 9

PRE-CLOSING MATTERS AND CONDITIONS TO CLOSING

9.01

Pre-Closing Matters.  The Parties shall effect best efforts to conclude the following prior to Closing for presentation at Closing (unless waived in writing) for execution:

(a)

the Purchaser shall have acquired financial facilities of not less than $2,000,000CDN (gross before costs or terms of acquiring the funds), which shall be available for commitment at Closing (and subject to Closing) and for funding within ten (10) business days of Closing for disbursement to the Purchaser for use by the Purchaser within 30 days thereof, such funds shall be advanced to the Corporation for use as follows:

(i)

payment of shareholder loans of the Corporation owing to the Shareholder of approximately $400,000 on or within 30 days of Closing;

(ii)

the grant of a loan (the "Loan") in the amount of $263,000, by the Purchaser or its subsidiary in accordance with advice of counsel and KPMG, to the Shareholder and having the general terms of a draft Loan and pledge agreement of Schedule "G" hereof; and

(iii)

the remainder for working capital for development of the Corporation's Business.

(b)

to complete a lease between the Purchaser or Corporation (as the Parties determine in accordance with tax advice) and 530526 BC Ltd, owned by the Shareholder and his family, on reasonable commercial terms for the location of a pumice bagging plant, and executed and filed within 30 days of Closing (unless if required by the financier of the above finance, then within five (5) business days of Closing) on the terms set forth in Schedule "H" and the Shareholder warrants to cause 530526 BC Ltd to enter into such lease on such terms;;

(c)

within 30 days of Closing to effect reasonable best efforts to complete a mining rights and extraction agreement between the Purchaser or Corporation (as the Parties determine in accordance with tax advice) and the Shareholder, on reasonable commercial royalty terms, of an additional 200 acres of surface and sub-surface rights of land located in the town of Quesnel on the general terms of Schedule "I"; and

(a)

to complete a management agreement between the Purchaser and the Shareholder as a senior officer of the Purchaser on the terms of the draft agreement of Schedule "J" hereto.

Where there is uncertainty as to 'standard terms' or 'commercial terms' the reference source shall be the forms and practise of the Purchaser and its attorneys.

9.02

Conditions to Obligation of the Purchaser.  The obligations of the Purchaser to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Corporation and the Shareholder shall have performed and satisfied each of their respective obligations of this Agreement required to be performed and satisfied by them on or prior to the Closing Date, (ii) each of the representations and warranties of the Corporation and the Shareholder contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing, and (iii) the Purchaser shall have received certificates signed by the Shareholder as a duly authorized executive officer of the Corporation to the foregoing effect and to the effect that the conditions specified within this Section 9.02(a) have been satisfied.

(b)

All required or advisable consents, if any, for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to the Corporation, the Business, the Corporation Shares or the Purchaser (or any of its Affiliates or Associates) after the Closing that would be materially burdensome upon the Corporation, the Business, the Corporation Shares or the Purchaser (or any of its Affiliates or Associates) or their respective businesses substantially as such businesses have been conducted prior to the Closing Date or as said businesses, as of the date hereof, would be reasonably expected to be conducted after the Closing Date.  All such approvals shall be in effect, and no proceedings shall have been instituted or threatened by any Governmental Authority or other Person with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval; all applicable waiting periods with respect to such approvals shall have expired; and all conditions and requirements prescribed by Applicable Law or by such approvals to be satisfied on or prior to the Closing Date shall have been satisfied to the extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  The operation of the Business shall not have violated or infringed, or be in violation or infringement of any Applicable Law or any order, writ, injunction or decree of any Governmental Authority, where such violations and infringements, individually or in aggregate, have resulted in, or could reasonably be expected to result in a Material Adverse Effect.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Corporation or the Corporation Business, including any damage, destruction or other casualty loss affecting the Corporation or the Corporation Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Corporation.

9.03

Conditions to Obligations of Shareholder and Corporation.  The obligations of the Shareholder and Corporation to consummate the Closing are subject to the satisfaction of each of the following conditions:

(a)

(i) the Purchaser shall have performed and satisfied each of its obligations of this Agreement required to be performed and satisfied by it on or prior to the Closing Date; (ii) each of the representations and warranties of the Purchaser contained herein shall have been true and correct and contained no misstatement or omission that would make any such representation or warranty misleading when made and shall be true and correct and contain no misstatement or omission that would make any such representation or warranty misleading at and as of the Closing with the same force and effect as if made as of the Closing and (iii) the Corporation and Shareholder shall have received a certificate signed by a duly authorized executive officer of the Purchaser to the foregoing effect and to the effect that the conditions specified within this Section 9.03(a) have been satisfied.

(b)

All required or advisable consents for the transactions contemplated by this Agreement shall have been obtained without the imposition of any conditions that are or would become applicable to any Shareholder (or any of their respective Affiliates or Associates) after the Closing that would be materially burdensome upon any such Person.  All such approvals shall be in effect, and no Proceedings shall have been instituted or threatened by any Governmental Authority with respect thereto as to which there is a material risk of a determination that would terminate the effectiveness of, or otherwise materially and adversely modify the terms of, any such approval.  All applicable waiting periods shall have expired, and all conditions and requirements such approvals to be satisfied on or prior to the Closing extent necessary such that all such approvals are, and will remain, in full force and effect assuming continued compliance with the terms thereof after the Closing.

(c)

The transactions contemplated by this Agreement and the consummation of the Closing shall not violate any Applicable Law.  No temporary restraining order, preliminary or permanent injunction, cease and desist order or other order issued by any court of competent jurisdiction or any competent Governmental Authority or any other legal restraint or prohibition preventing the transfer and exchange contemplated hereby or the consummation of the Closing, or imposing Damages in respect thereto, shall be in effect, and there shall be no pending actions or proceedings by any Governmental Authority (or determinations by any Governmental Authority) or by any other Person challenging or seeking to materially restrict or prohibit the transfer and exchange contemplated hereby or the consummation of the Closing.

(d)

Since the date hereof, there shall not have been any event, occurrence, development or state of circumstances or facts or change in the Purchaser or the Purchaser Business, including any damage, destruction or other casualty loss affecting the Purchaser or the Purchaser Business that has had or that may be reasonably expected to have, either alone or together with all such events, occurrences, developments, states of circumstances or facts or changes, a Material Adverse Effect on the Purchaser.

9.04

Additional Matters of the Interim Period.  The Parties shall conduct themselves with good faith and diligence to achieve the objects and intent of this Agreement and to achieve Closing on the terms contemplated and therefore shall conduct themselves cooperatively and with open disclosure, access and veracity and to such intent shall, inter alia:

(a)

delivery by the Parties to each other, on a confidential basis, of the following documentation and information:

(i)

a copy of all material contracts, agreements, reports and title information of any nature respecting each of the Parties and their assets; and

(ii)

details of any lawsuits, claims or potential claims relating to any of the Parties;

(b)

during normal business hours, to:

(i)

make available for inspection by the solicitors, auditors and representatives of the Parties, at such location as is appropriate, all of the other Partie's books, records, contracts, documents, correspondence and other written materials, and afford such persons every reasonable opportunity to make copies thereof and take extracts therefrom at their sole cost, provided such persons do not unduly interfere in the respective operations of the Companies;

(ii)

authorize and permit such persons at the risk and the sole cost of the relevant Party, and only if such persons do not unduly interfere in the respective operations, to attend at all of their respective places of business and operations to observe the conduct of their respective businesses and operations, inspect their respective properties and assets and make physical counts of their respective inventories, shipments and deliveries; and

(iii)

require the Parties' respective management personnel to respond fully and with veracity to all reasonable inquiries concerning the Parties' respective business assets or the conduct of their respective businesses relating to their respective liabilities and obligations;

9.04

Waiver of Conditions Precedent.   The conditions precedent set forth in sections 9.02 and 9.03 hereinabove are for the exclusive benefit of the stated Party and may be waived by the stated Party in writing and in whole or in part at any time prior to the Closing Date.

Article 10

CLOSING AND POST CLOSING MATTERS

10.01

Closing and Closing Date.   The Closing shall take place at the date and place set forth in section 2.03

10.02

Documents to be delivered by the Corporation and Shareholder.  Prior to or at Closing the Corporation and Shareholder shall deliver to the Purchaser at Closing:

(a)

certificates representing the Corporation Shares duly endorsed for transfer, director's resolutions authorising the transfer to the Purchaser and directing alteration of the Corporation share registry and all other documentation as may be necessary and as may be required by the solicitors for the Purchaser, acting reasonably, to ensure that all of the Corporation Shares have been transferred, assigned and are registerable in the name of and for the benefit of the Purchaser;

(b)

a copy of all corporate records and books of account of the Corporation including, without limiting the generality of the foregoing, a copy of all minute books, share register books, share certificate books and annual reports;

(c)

all necessary consents and approvals in writing to the completion of the transactions contemplated herein;

(d)

execution of the agreements concluded and not waived of sub-sections 9.01 (b) to (d) for delivery to the Purchaser for execution;

(e)

a certificate of an officer of the Corporation, dated as of the Closing Date, acceptable in form to the solicitors for the Purchaser, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Corporation contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Purchaser, an opinion of counsel to the Corporation, dated as at the Closing Date, and addressed to the Purchaser and its counsel, in form and substance satisfactory to the Purchaser's counsel, acting reasonably, respecting the due transfer of the Corporation Shares and that the same are validly issued and fully paid and non-assessable;

(g)

consents to act or such other documents as may be required in connection with the appointment of the Shareholder to the Board of Directors of the Purchaser;

(h)

resolution of the board of the Corporation to appoint Gordon Sales to the board of the Corporation; and

(j)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.03

Documents to be delivered by the Purchaser.  Prior to or at Closing the Purchaser shall deliver to the Corporation and Shareholder at Closing:

(a)

certificates in the name of the Shareholder (or such designees as he may direct) representing the Purchase Price, director's resolutions authorising the issuance and all other documentation as may be necessary and as may be required by the solicitors for the Corporation and Shareholder, acting reasonably, to provide comfort that the same have been lawfully and validly issued and are fully paid and non-assessable;

(b)

all necessary consents and approvals, including board approval, in writing to the completion of the transactions contemplated herein;

(c)

execution and delivery of the agreements concluded and not waived of section 9.01 and comfort, as reasonably required by the Corporation and Shareholder, that the finance facility of section 9.01 is available at or within the stated time after Closing;

(d)

a loan agreement in the form of Schedule "G" in favour of the Shareholder providing that the Purchaser shall advance the Shareholder a loan of $263,000 within 30 days of Closing;

(e)

a certificate of an officer of the Purchaser, dated as of the Closing Date, acceptable in form to the solicitors for the Corporation and Shareholder, acting reasonably, certifying that the warranties, representations, covenants and agreements of the Purchaser contained in this Agreement are true and correct as of the Closing Date;

(f)

if required by the Corporation and Shareholder, an opinion of counsel to the Purchaser, dated as at the Closing Date, and addressed to the Corporation and Shareholder and its counsel, in form and substance satisfactory to the Corporation and Shareholder's counsel, acting reasonably, respecting the due issuance of the Purchase Price and that the same are validly issued and fully paid and non-assessable;

(g)

directors resolutions or such other documents as may be required in connection with the appointment of the Shareholder to the Board of Directors of the Purchaser; and

(h)

all such other documents and instruments as the Purchaser's solicitors may reasonably require.

10.04

Post-Closing.  As soon as reasonably possible after Closing, the Purchaser shall effect best efforts to cause the Shareholder to be removed from all guarantees to the Corporation.  The Shareholder, as a then senior officer, may, at his election, conduct such endevours on behalf of the Purchaser.

Article 11

NON-DISCLOSURE AND PROPRIETARY INFORMATION

11.01

Non-disclosure.   The Parties, for themselves, their officers, directors, shareholders, consultants, employees and agents agree that they each will not disseminate or disclose, or knowingly allow, permit or cause others to disseminate or disclose to third parties who are not subject to express or implied covenants of confidentiality, without the other Party's express written consent, either: (i) the fact or existence of this Agreement or discussions and/or negotiations between them involving, inter alia, possible business transactions; (ii) the possible substance or content of those discussions; (iii) the possible terms and conditions of any proposed transaction; (iv) any statements or representations (whether verbal or written) made by either Party in the course of or in connection with those discussions; or (v) any written material generated by or on behalf of any Party and such contacts, other than such disclosure as may be required under applicable securities legislation or regulations, pursuant to any order of a court or on a "need to know" basis to each of the Parties respective professional advisors.  Notwithstanding the provisions of this section, the Parties agree to make such public announcements of this Agreement promptly upon its execution in accordance with the requirements of applicable securities legislation and regulations.

11.02

Confidential Information.   Each Party acknowledges that any and all information which a Party may obtain from, or have disclosed to it, about the other Party constitutes valuable trade secrets and proprietary confidential information of the other Party (collectively, the "Confidential Information").  No such Confidential Information shall be published by any Party without the prior written consent of the other Party hereto, however, such consent in respect of the reporting of factual data shall not be unreasonably withheld, and shall

not be withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporation laws.   Furthermore, each Party hereto undertakes not to disclose the Confidential Information to any third party without the prior written approval of the other Party hereto and to ensure that any third party to which the Confidential Information is disclosed shall execute an agreement and undertaking on the same terms as contained herein.

11.03

Impact of Breach of Confidentiality.   The Parties hereto acknowledge that the Confidential Information is important to the respective businesses of each of the Parties hereto and that, in the event of disclosure of the Confidential Information, except as authorized hereunder, the damage to each of the Parties hereto, or to either of them, may be irreparable.  For the purposes of the foregoing sections the Parties hereto recognize and hereby agrees that a breach by any of the Parties of any of the covenants therein contained would result in irreparable harm and significant damage to each of the other Parties hereto that would not be adequately compensated for by monetary award.  Accordingly, the Parties hereto agree that in the event of any such breach, in addition to being entitled as a matter of right to apply to a court of competent equitable jurisdiction for relief by way of restraining order, injunction, decree or otherwise as may be appropriate to ensure compliance with the provisions hereof, any such Party will also be liable to the other Party, as liquidated damages, for an amount equal to the amount received and earned by such Party as a result of and with respect to any such breach.  The Parties hereto also acknowledge and agree that if any of the aforesaid restrictions, activities, obligations or periods are considered by a court of competent jurisdiction as being unreasonable, the Parties agree that said court shall have authority to limit such restrictions, activities or periods as the court deems proper in the circumstances.   In addition, the Parties hereto further acknowledge and agree that all restrictions or obligations in this Agreement are necessary and fundamental to the protection of the respective businesses of each of the Parties hereto and are reasonable and valid, and all defenses to the strict enforcement thereof by either of the Parties hereto are hereby waived by the other Parties.

Article 12

ASSIGNMENT

12.01

Assignment.   No Party may sell, assign, pledge or mortgage or otherwise encumber all or any part of its interest herein without the prior written consent of the other Party; provided that any Party may at any time at its sole discretion and without the prior approval of the other Party assign and transfer a received or receivable interest herein to any wholly owned subsidiary (without relieving the Party of its obligations of this Agreement), subject at all times to the requirement that any such subsidiary remain wholly owned by the Party hereto failing which any such interest must be immediately transferred back to such Party hereto; and provided further that any transfer of all or any part of a Party's interest herein to its wholly owned subsidiary shall be accompanied by the written agreement of any such subsidiary to assume the obligations of such Party hereunder and to be bound by the terms and conditions hereof.

Article 13

FORCE MAJEURE

13.01

Events.   If any Party hereto is at any time prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fires, wars, acts of God, earthquakes, storms, floods, explosions, accidents, protests or demonstrations by environmental lobbyists or native rights groups, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market, unavailability of equipment, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of that Party, then the time limited for the performance by that Party of its respective obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.  Should such delay extend beyond 60 days then a non-defaulting Party (force majeure will not make a Party a defaulting Party) may elect to abandon this Agreement with 15 days notice without damage or accountability for such abandonment.

13.02

Notice.   A Party shall, within seven calendar days, give notice to the other Party of each event of force majeure under section 13.01 hereinabove, and upon cessation of such event shall furnish the other Party with notice of that event together with particulars of the number of days by which the obligations of that Party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

Article 14

DEFAULT AND TERMINATION

14.01

Default.   The Parties hereto agree that if any Party hereto is in default with respect to any of the provisions of this Agreement (herein called the "Defaulting Party"), the non-defaulting Party (herein called the "Non-Defaulting Party") shall give notice to the Defaulting Party designating such default, and within 20 calendar days after its receipt of such notice, the Defaulting Party shall either:

(a)

cure such default, or commence proceedings to cure such default and prosecute the same to completion without undue delay; or

(b)

give the Non-Defaulting Party notice that it denies that such default has occurred.

14.02

Dispute.   If default is disputed, a Party shall not be deemed in default until the matter shall have been determined finally by appropriate tribunal.

14.03

Curing the Default.   If:

(a)

the default is not so cured or the Defaulting Party does not commence or diligently proceed to cure the default; or

(b)

court resolution is not sought; or

(c)

the Defaulting Party is found in proceedings to be in default, and fails to cure it within five calendar days after the rendering of the award,

the Non-Defaulting Party may, by written notice given to the Defaulting Party at any time while the default continues, terminate the interest of the Defaulting Party in and to this Agreement and seek damages.

14.04

Termination.   In addition to the foregoing it is hereby acknowledged and agreed by the Parties hereto that this Agreement may be terminated by a Party, not in default whether declared or undeclared, in the event that:

(a)

by agreement of the Corporation, Shareholder and the Purchaser, in writing;

(b)

at a Party'e election if Closing has not occurred as provided or default has not been cured in the time provided; or

(c)

by any other provision of this Agreement specifically permitting termination;

and in such event of such election by a non-defaulting Party, this Agreement may be terminated and be of no further force and effect other than the confidentiality obligations hereinabove and without prejudice to any claims or remedies for default arising from this Agreement and the operation of law.

ARTICLE 15

MISCELLANEOUS

15.01

Notices.  All notices, requests, demands, claims and other communications hereunder shall be in writing.  Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (i) if personally delivered, when so delivered, (ii) if mailed, five Business Days after having been sent by registered or certified mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below, (iii) if given by facsimile or telecopier or e-mail, once such notice or other communication is transmitted to the number specified below and the appropriate electronic confirmation is received:

If to the Corporation:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

If to the Purchaser:    Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

If to the Shareholder:

Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

Any party may change the address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner set forth above.

15.02

Amendments; No Waivers.

(a)

Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by all parties hereto, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b)

No waiver by a party of any default, misrepresentation or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent occurrence.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

15.03

Survival of Representation, Warranties and Covenants.  All representations, warranties, covenants, agreements and obligations of each Party shall survive the Closing and shall expire one year following the Closing Date.

15.04

Legal Representation.   The Corporation and the Shareholder hereby acknowledge that (i) Purchaser is represented by Devlin Jensen as its Canadian legal counsel in connection with this Agreement, (ii) Devlin Jensen has not represented the Corporation or the Shareholder with respect to any matter and (iii) the Corporation and the Shareholder have been encouraged to obtain their own legal and tax counsel with respect to this Agreement and the transactions contemplated by this Agreement.

15.05

Expenses.  Each Party shall bear their own costs and expenses incurred in connection with this Agreement.

15.06

Successors and Assigns.  This Agreement shall be binding upon and enure to the benefit, of the Parties hereto and their respective heirs, executors, administrators, legal representatives, successors and permitted assigns.  No Party hereto may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of each other Party, which approval shall not be unreasonably withheld.

15.07

Governing Law.  This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the Province of British Columbia and the laws of Canada applicable therein (excluding any conflict of laws rule or principle that might refer such interpretation to the laws of another jurisdiction).  Each Party irrevocably and exclusively submits to the jurisdiction of the courts of British Columbia with respect to any matter arising hereunder or related hereto.

15.08

Counterparts and Effectiveness.  This Agreement and the documents relating to the transactions contemplated by this Agreement may be signed in any number of counterparts and the signatures delivered by telecopy, each of which shall be deemed to be an original, with the same effect as if the signatures thereto were upon the same instrument and delivered in person.  This Agreement and such documents shall become effective when each Party thereto shall have received a counterpart thereof signed by the other Parties thereto.  In the case of delivery by telecopy by any Party, that Party shall forthwith deliver a manually executed original to each of the other Parties.

15.09

Entire Agreement.  This Agreement (including the Schedules referred to herein, which are hereby incorporated by reference) constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the Parties with respect to the subject matter of this Agreement.  Neither this Agreement nor any provision hereof is intended to confer upon any Person other than the Parties hereto any rights or remedies hereunder.

15.10

Severability.  If any provision of this Agreement, or the application thereof to any Person, place or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable or void, the remainder of this Agreement and such provisions as applied to other Persons, places and circumstances shall remain in full force and effect only if, after excluding the portion deemed to be unenforceable, the remaining terms shall provide for the consummation of the transactions contemplated hereby in substantially the same manner as originally set forth at the later of the date this Agreement was executed or last amended.

15.11

Cumulative Remedies.  The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies. powers and privileges provided by law.

15.12

Third Party Beneficiaries.  No provision of this Agreement shall create any third party beneficiary rights in any Person, including any employee or former employee of the Corporation or any Affiliate or Associate thereof (including any beneficiary or dependent thereof).

15.16

Fees and Commissions.  The Purchaser shall pay within 30 days of Closing a finder's fee of 155,000 shares of the Purchaser to Cathayne Holdings Inc. It is also agreed that should financing for the Purchaser be acquired through Trinity Trust Financial Services Inc., a source provided by the Shareholder as a possible funding source and made known to the Purchaser prior to the Closing and the appointment of the Shareholder to the board of the Purchaser, that should such source provide funding to the Purchaser during the next twelve months that a 2% finders fee shall be paid to the Shareholder. .

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

CRYSTAL GRAPHITE CORORATION

)

)

)

Per:

/s/ Gordon Sales

)

Authorized Signatory

)

CANADA PUMICE CORPORATION

)

)

)

Per:

/s/ Brian Wear

)

Authorized Signatory

)

SIGNED, SEALED AND DELIVERED

      )

by BRIAN WEAR in the

)

presence of:

)

)

/s/ Vicky Allinson

)

Signature of Witness

)

/s/ Brian Wear

Vicky Allinson

)

BRIAN WEAR

Name of Witness

)

33695 South Fraser Way, Abbotsford

)

Address of Witness

)

B.C., Canada, V2S 2C1

)

SCHEDULE "A"

CORPORATION FINANCIAL STATEMENTS

SCHEDULE "B"

CORPORATION ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE "C"

CORPORATION BUSINESS PLAN

SCHEDULE "D"

PURCHASER OPTIONS, WARRANTS AND OTHER RIGHTS

SCHEDULE "E"

PURCHASER FINANCIALS

SCHEDULE "F"

PURCHASER ASSETS, INTELLECTUAL PROPERTY AND ENCUMBRANCES

SCHEDULE "G"

LOAN TERMS TO SHAREHOLDER

SCHEDULE "H"

LEASE TERMS WITH 530526 BC LTD.

Lease terms as follows:

1.

Term - 10 years with three ten-year renewal options

2.

Rate - $6875 per month triple net

3.

Reclamation bond of $25,000 to be posted by Purchaser

4.

All leasehold improvements responsibility of Purchaser

5.

Purchaser has 60 day right of first refusal on any published sale

6.

Property - District Lot 48, Cariboo District, Plan 26589 plus all improvements

SCHEDULE "I"

MINING RIGHT TERMS FROM SHAREHOLDER

Mining Right terms for District Lot 222;

Minerals - exclusive right to all minerals extant on standard industry terms but as to pozzolanic shale extraction the following terms:

1.

Royalty payable on the stated products as follows:

(a)

for bulk material - $10 royalty per metric ton

(b)

for fine micron or value added sizes - royalty of 25% of FOB price

(c)

for all other forms of pozzolanic shale products - 25% NSR

2.

All development and processing and all other costs for the sole account of the Purchaser

3.

Purchaser to post a $24,500 reclamation bond

4.

Purchaser to pay all property costs, triple net

5.

Purchaser to have 60 day right of first refusal on property sale.

SCHEDULE "J"

MANAGEMENT AGREEMENT

EXHIBIT 10.3

Exhibit 10.3

LOAN, PLEDGE AND SHARE ESCROW AGREEMENT

THIS LOAN, PLEDGE AND SHARE ESCROW AGREEMENT ("Agreement" or "Pledge Agreement") is made and entered into as of April 28, 2004 by Brian Wear (the "Pledgor"), having his address for notice at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7 in favour of Crystal Graphite Corporation (or its appointed subsidiary) ("Lender"), having its address for notice at Suite 1750 - 999 West Hastings Street, Vancouver, BC V6C 2W2

WITNESSETH THAT:

WHEREAS, Pledgor and Crystal Graphite Corporation ("CGC") have entered into a Share Purchase Agreement ("SPA") whereby CGC has acquired Canada Pumice Corporation in consideration of shares of the CGC and a term of the SPA is that the CGC loan, or cause a subsidiary to loan, to the Pledgor $263,000CDN (the "Loan") on a limited recourse loan, the only recourse being against shares pledged herewith;

WHEREAS, Pledgor has agreed to place into escrow and pledge herewith 355,500 shares (the "Shares") of Crystal Graphite Corporation (also the "Issuer") and to grant a pledge of all Pledgor's existing or residual interests or rights in such Shares;

WHEREAS, Lender has agreed to loan the sum of the $263,000 Loan to the Pledgor on the condition that Pledgor (i) deliver the Shares and transfer authorities into escrow by the terms of this Agreement, (ii) pledge to Lender, and grant to Lender, herewith a security interest in the Shares as to all and any interests, residual, option, or otherwise, in the Shares, and (iii) execute and deliver this Agreement in order to secure the payment and performance by Pledgor of the Loan;

NOW, THEREFORE, in consideration of the premises and in order to induce Lender to make the Loan, Pledgor hereby agrees with Lender as follows:

SECTION 1.  LOAN.  Pledgor hereby promises to pay to the Lender or his designated agent, the sum of two hundred and sixty-three thousand Canadian dollars (CDN$ $263,000) on the following terms:

(a)

the Loan shall be due on demand after 4:00 P.M. October 1st 2005 ("Maturity").  Maturity shall be accelerated in the event of default of this Agreement by the Pledgor which has not been remedied within ten days of notice or upon the insolvency of the Pledgor or upon any other event which would render, in the Lender's sole judgement, the Pledge herein insecure;

(b)

the Loan shall not bear interest; and

(c)

in the event the Pledgor does not make payment of the Loan the Lender's only recourse for recovery shall be exercise of this pledge to take ownership of the Shares and to realise proceeds therefrom.

SECTION 2.  SHARE ESCROW.  Pledgor hereby places into escrow with the Escrow Agent (as defined in the attached Schedule "A" Escrow Agreement) the Shares and all and every of its interest therein, and Pledgor shall immediately upon execution hereof deliver to the Escrow Agent:

(a)

the certificates representing the Shares duly executed and guaranteed as to signature on the certificate(s) representing the shares or with duly executed and guaranteed stock powers of attorney ("Transfer Documents"); and

(b)

if received by Pledgor prior to or after escrow of the Shares herewith and before payment of the Loan or after realisation by the Lender of the Shares in execution of its recourses to recover the Loan, all additional shares of stock of, or equity interest in, Issuer from time to time acquired by Pledgor in any manner arising by share dividend, stock split, or otherwise relating to the Shares, and the certificates representing such additional shares (any such additional shares or interests shall constitute part of the Shares under and as defined in this Agreement), and all products and proceeds of any of such additional Shares, including, without limitation, all dividends, cash, instruments, subscriptions, warrants and any other rights and options and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any and all of such additional Shares.

SECTION 3.  PLEDGE.  Pledgor hereby pledges to Lender, and grants to Lender a continuing first priority, and perfected security interest in, the following (the "Pledged Collateral"):

(a)

the Shares, the certificates representing the Shares and the Transfer Documents and all interest of the Pledgor therein (and extinguishment of Pledgor's interest upon exercise of the Pledge) and all products and proceeds of any of the Shares including, without limitation, all dividends, cash, instruments and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any or all of the Shares; and

(b)

all additional shares of stock of, or equity interest in, Issuer from time to time acquired by Pledgor in respect to the Shares in any manner arising by share dividend, stock split, or otherwise of the Shares, and the certificates representing such additional shares (any such additional shares shall constitute part of the Shares under and as defined in this Agreement), and all products and proceeds of any of such additional Shares, including, without limitation, all dividends, cash, instruments, subscriptions, warrants and any other rights and options and other property from time to time received, receivable or otherwise distributed in respect of or in exchange for any and all of such additional Shares.

SECTION 4.  SECURITY FOR OBLIGATIONS.  This Agreement secures (i) the due and punctual payment in full (and not merely the collectibility) of the Loan, in each case when due and payable, according to the terms of the Loan, whether at stated maturity, by reason of acceleration or otherwise; (ii) the due and punctual payment in full (and not merely the collectibility) of the obligations, liabilities, indebtedness and all other sums and charges which may at any time be due and payable in accordance with the terms of the Loan, whether at stated maturity, by reason of acceleration or otherwise; (iii) the due and punctual payment (and not merely the collectibility), performance and observance of all of this Pledge Agreement and the other obligations, terms, covenants and conditions, whether now or hereafter existing, contained in any other collateral Loan documents (collectively, and together with the Loan, "Loan Documents") and to be performed or observed by Pledgor; (iv) the accuracy of the representations and warranties made by Pledgor in all Loan Documents to which it is a party (all of the foregoing are collectively hereinafter called the "Obligations"); (the Obligations and all such obligations of Pledgor now or hereafter existing under this Agreement being referred to herein as the "Liabilities").

SECTION 5.  DELIVERY OF SHARES.  All certificates or instruments representing or evidencing the Shares and all necessary transfer documents in blank of the Shares, shall be delivered to the Escrow Agent pursuant hereto and shall be in suitable form for transfer by delivery, or shall be accompanied by duly executed instruments of transfer or assignment in blank, all in form and substance satisfactory to Lender.

SECTION 6.  REPRESENTATIONS AND WARRANTIES.  Pledgor represents and warrants as follows:

(a)

The Shares have been duly authorised and validly issued and are fully paid and non-assessable.

(b)

Pledgor is the legal and beneficial owner of the Pledged Collateral, free and clear of any lien, encumbrance or challenge on the Pledged Collateral.

(c)

Upon the delivery to Escrow Agent of the Shares and the  Transfer Documents, the transfer of the Shares pursuant to this Agreement creates a valid and perfected transfer of the Shares to the Lender with the caveat that the Shares are subject to such hold period as may be stated on the certificate and, further, that the Lender may not be permitted by the Issuer to receive a certificate in its own name until such hold period has expired.

(d)

Upon the delivery to Lender of the Pledged Collateral, the pledge of the Pledged Collateral pursuant to this Agreement creates a valid and perfected first priority interest in the Pledged Collateral securing the payment of the Liabilities for the benefit of Lender.

(e)

No authorisation, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body or the Issuer is required (i) for the pledge by Pledgor of the Pledged Collateral pursuant to this Agreement or for the execution, delivery or performance of this Agreement by Pledgor or (ii) for the transfer herein provided or (iii) for the exercise by Lender of the rights provided for in this Agreement or the remedies in respect of the Pledged Collateral pursuant to this Agreement.

(f)

Pledgor has full power and authority to enter into this Agreement and has the right to vote, pledge and grant a security interest in the Shares as provided by this Agreement.

(g)

This Agreement has been duly authorised, executed and delivered by Pledgor and constitutes a legal, valid and binding obligation of Pledgor, enforceable against Pledgor in accordance with its terms, except as such enforceability may be limited by the effect of any applicable bankruptcy, insolvency, reorganisation, moratorium or other similar laws.

SECTION 7.  FURTHER ASSISTANCE.  Pledgor agrees that at any time and from time to time, at the expense of Pledgor, Pledgor will promptly execute and deliver, or cause to be executed and delivered, all stock powers, proxies, assignments, instruments and documents and take all further action, that is reasonably necessary, at Lender's request, in order to perfect any transfer or security interest granted or purported to be granted hereby or to enable Lender to exercise and enforce its rights and remedies hereunder with respect to any Pledged Collateral and to carry out the provisions and purposes hereof.

SECTION 8.  TRANSFER OF SHARES  Pledgor hereby authorises Lender at any time to cause the Shares to be transferred and registered to the Lender or any other party the Lender may determine for the purpose of realising on the Shares to acquire proceeds to pay the Loan.

SECTION 9.  TRANSFERS AND OTHER LIENS.  Except for the purpose of securing proceeds to retire the Loan, Pledgor agrees that it will not (i) sell or otherwise dispose of, or grant any option with respect to, any of the Shares until the Loan comes due , except with the written permission of the Pledgor, which shall not be unreasonably with held, or (ii) create or permit to exist any lien upon or with respect to any of the Pledged Collateral, except for the security interest granted under this Agreement.

SECTION 10.  LENDER APPOINTED ATTORNEY-IN-FACT.  In addition to all of the powers granted to Lender pursuant to the Loan, Pledgor hereby appoints Lender Pledgor's attorney-in-fact, with full authority in the place and stead of Pledgor and in the name of Pledgor or otherwise, from time to time in Lender's discretion to take any action and to execute any instrument which Lender may deem necessary or advisable to further perfect and protect the security interest granted hereby, including, without limitation, to receive, endorse and collect all instruments made payable to Pledgor representing any dividend, interest or principal payment or other distribution in respect of the Pledged Collateral or any part thereof and to give full discharge for the same.

SECTION 11.  LENDER MAY PERFORM.  If Pledgor fails to perform any agreement contained herein, Lender may itself perform, or cause performance of, such agreement, and the reasonable expenses of Lender incurred in connection therewith shall be payable by Pledgor.

SECTION 12.  NO ASSUMPTION OF DUTIES; REASONABLE CARE.  The rights and powers granted to Lender hereunder of the Pledge are being granted in order to preserve and protect Lender's security interest in and to the Pledged Collateral granted hereby and shall not be interpreted to, and shall not, impose any duties on Lender in connection therewith.  Lender shall be deemed to have exercised reasonable care in the custody and preservation of the Pledged Collateral in its possession if the Pledged Collateral is accorded treatment substantially equal to that which Lender accords its own property, it being understood that Lender shall not have any responsibility for (i) ascertaining or taking action with respect to calls, conversions, exchanges, maturities, tenders or other matters relative to any Pledged Collateral, whether or not Lender has or is deemed to have knowledge of such matters, or (ii) taking any necessary steps to preserve rights against any parties with respect to any Pledged Collateral.

SECTION 13.  SUBSEQUENT CHANGES AFFECTING COLLATERAL.  Pledgor represents to Lender that Pledgor has made its own arrangements for keeping informed of changes or potential changes affecting the Pledged Collateral (including, but not limited to, rights to convert, rights to subscribe, payment of dividends, payments of interest and/or principal, reorganisation or other exchanges, tender offers and voting rights), and Pledgor agrees that Lender shall have no responsibility or liability for informing Pledgor of any such changes or potential changes or for taking any action or omitting to take any action with respect thereto.  Pledgor covenants that it will not, without the prior written consent of Lender, sell or otherwise dispose of, or grant any option with respect to, any of the Pledged Collateral or create or permit to exist any lien upon or with respect of any of the Pledged Collateral.

SECTION 14.  REMEDIES UPON DEFAULT.  If any Event of Default shall have occurred and be continuing, Lender shall, in addition to all other rights given by law or by this Agreement or otherwise, have all the rights and remedies with respect to the Pledged Collateral of a secured party under the laws of British Columbia and Lender may, without notice and at its option, transfer or register, and Pledgor shall register or cause to be registered upon request therefore by Lender, the Pledged Collateral or any part thereof on the books of Issuer into the name of Lender or Lender's nominee(s), indicating that such Pledged Collateral is subject to the security interest hereunder.  In addition, with respect to any Pledged Collateral which shall then be in or shall thereafter come into the possession or custody of Lender, Lender may sell or cause the same to be sold at any broker's board or at public or private sale, in one or more sales or lots, at such price or prices as Lender may deem best, for cash or on credit or for future delivery, without assumption of any credit risk, all in accordance with the terms and provisions of the Loan and this Agreement, or may exercise such other remedies as may be provided under law.  The purchaser of any or all Pledged Collateral so sold shall thereafter hold the same absolutely free from any claim, encumbrance or Pledgor right of any kind whatsoever.  Any sale of the Pledged Collateral shall be conducted by Lender without any notice requirement and as full owner thereof and Lender is not required to conduct the same in conformity with commercial practices of banks, insurance companies, commercial finance companies, or other financial institutions disposing of property similar to the Pledged Collateral.  Any requirement of notice, demand or advertisement for sale is, to the extent permitted by law, waived.  All expenses (including court costs and reasonable attorneys' fees, expenses and disbursements) of, or incident to, the enforcement of any of the provisions hereof shall be recoverable from the proceeds of the sale or other disposition of the Pledged Collateral.

SECTION 15.  EXPENSES.  Pledgor will upon demand pay to Lender, and such costs shall be also deducted from the Pledged Collateral the amount of any and all reasonable expenses, including, without limitation, the reasonable fees, expenses and disbursements of its counsel (and, upon the occurrence and during the continuance of an Event of Default, the fees, expenses and disbursements of any investment banking firm, business broker or other selling agent and any other experts and agents retained by Lender), which Lender may incur in connection with (i) the administration of this Agreement, (ii) the custody or preservation of, or the sale of, collection from, or other realisation upon, any of the Pledged Collateral, (iii) the exercise or enforcement of any of the rights of Lender hereunder or (iv) the failure by Pledgor to perform or observe any of the provisions hereof.

SECTION 16.  SECURITY INTEREST ABSOLUTE.  All rights of Lender and security interests hereunder, and all obligations of Pledgor hereunder, shall be absolute and unconditional irrespective of:

(a)

any lack of validity or enforceability of the Loan or any other agreement or instrument relating thereto;

(b)

any change in the time, manner or place of payment of, or in any other term of, all or any of the Liabilities, or any other amendment or waiver of or any consent to any departure from the Loan;

(c)

any exchange, surrender, release or non-perfection of any other collateral, or any release or amendment or waiver of or consent to departure from any guaranty, for all or any of the Liabilities; or

(d)

any other circumstances which might otherwise constitute a defence available to, or a discharge of, Pledgor in respect to the Liabilities or of this Agreement.

SECTION 17.  MISCELLANEOUS PROVISIONS.

SECTION 17.1  Notices.  All notices, approvals, consents or other communications required or desired to be given hereunder shall be delivered to each of the parties hereto at their respective addresses set forth first herein.  All notices mailed shall be deemed received on the third business day and all electronic or delivered notices shall be delivered on the day of delivery.

SECTION 17.2  Headings.  The headings in this Agreement are for purposes of reference only and shall not affect the meaning or construction of any provision of this Agreement.

SECTION 17.3  Severability.  The provisions of this Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect in that jurisdiction only such clause or provision, or part thereof, and shall not in any manner affect such clause or provision in any other jurisdiction or any other clause or provision of this Agreement in any jurisdiction.

SECTION 17.4  Amendments, Waivers and Consents.  Any amendment or waiver of any provision of this Agreement and any consent to any departure by a Party from any provision of this Agreement shall be effective only if made or given in writing.

SECTION 17.5  Continuing Security Interest.  This Agreement shall create a continuing security interest in the Pledged Collateral and shall (i) remain in full force and effect until payment in full (including after the date for final payment) of the Obligations and of the Loan and any other Loan Documents, (ii) be binding upon Pledgor, its successors and assigns, and (iii) enure, together with the rights and remedies of Lender hereunder, to the benefit of Lender and its successors, transferees and assigns.

SECTION 17.6  Reinstatement.  To the extent permitted by law, this Agreement shall continue to be effective or be reinstated if at any time any amount received by Lender in respect of the Obligations is rescinded or must otherwise be restored or returned by Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganisation of Pledgor or upon the appointment of any receiver, intervenor, conservator, trustee or similar official for Pledgor or any substantial part of its assets, or otherwise, all as though such payments had not been made.

SECTION 17.7   Survival of Provisions.  All representations, warranties and covenants of Pledgor contained herein shall survive the execution and delivery of this Agreement, and shall terminate only upon the full and final payment and performance by Pledgor of the Obligations secured hereby and termination of the Loan and any other Loan Documents.

SECTION 17.8  Waiver of Demand.  Pledgor waives presentment and demand for payment of any of the Liabilities, protest and notice of dishonour or default with respect to any of the Liabilities, and all other notices to which Pledgor might otherwise be entitled, except as otherwise expressly provided herein.

SECTION 17.9  Authority of Lender.  Lender shall have and be entitled to exercise all powers hereunder which are specifically granted to Lender by the terms hereof, together with such powers as are reasonably incident thereto.  Lender may perform any of its duties hereunder or in connection with the Pledged Collateral by or through agents or employees and shall be entitled to retain counsel and to act in reliance upon the advice of counsel concerning all such matters.  Neither Lender nor any  officer, employee, attorney or agent of Lender shall be liable to Pledgor for any action taken or omitted to be taken by it or them hereunder, except for its or their own gross negligence or wilful misconduct, nor shall Lender be responsible for the validity, effectiveness or sufficiency hereof or of any document or security furnished pursuant hereto.  Lender and its officers, employees, attorneys and agents shall be entitled to rely on any communication, instrument or document reasonably believed by it or them to be genuine and correct and to have been signed or sent by the proper person or persons.  Pledgor agrees to indemnify and hold harmless Lender and any person of  the Lender from and against any and all costs, expenses (including reasonable fees, expenses and disbursements of attorneys and paralegals), claims and liabilities incurred by Lender or such person hereunder, unless such claim or liability shall be due to wilful misconduct or gross negligence on the part of Lender or such person.

SECTION 17.10 Release; Termination of Agreement.  Subject to the provisions of Section 17.6 hereof, this Agreement shall terminate upon full and final payment and performance of all the' Obligations.

SECTION 17.11  Counterparts.  This Agreement may be executed in one or more counterparts and may be executed by facsimile, each of which shall be deemed an original but all of which shall together constitute one and the same agreement.

SECTION 17.14  Governing Law; Submission to Jurisdiction; Counsel

(a)

This Agreement shall be governed by and interpreted under the laws of the Province of British Columbia and any dispute arising out of, connected with, related to, or incidental to the relationship established between Pledgor and Lender in connection with this Agreement, and whether arising in contract, tort, equity or otherwise, shall be resolved exclusively in British Columbia, Canada

(b)

Pledgor (i) agrees that Lender shall not have any liability to Pledgor (whether sounding in tort, contract or otherwise) for losses suffered by Pledgor in connection with, arising out of, or in any way related to, the transactions contemplated and the relationship established by this Agreement, or any act, omission or event occurring in connection therewith, unless it is determined by a judgement of a court that is binding on Lender (which judgement shall be final and not subject to review on appeal) that such losses were the result of acts or omissions on the part of Lender constituting gross negligence or wilful misconduct and (ii)

waives, releases and agrees not to sue upon any claim against Lender (whether sounding in tort, contract or otherwise), except a claim based upon gross negligence or wilful misconduct.  Whether or not such damages are related to a claim that is subject to the waiver effected above and whether or not such waiver is effective, Lender shall not have any liability with respect to, and Pledgor hereby waives, releases and agrees not to sue upon any claim for, any special, indirect, consequential or punitive damages suffered by Pledgor in connection with, arising out of, or in any way related to the transactions contemplated or the relationship established by this Agreement, or any act, omission or event occurring in connection therewith, unless it is determined by a judgement of a court that is binding on Lender (which judgement shall be final and not subject to review on appeal), that such damages were the result of acts or omissions on the part of Lender constituting wilful misconduct.

(c)

Pledgor and Lender acknowledges that for the purpose of this Agreement and the security contemplated herein that Devlin Jensen acts for the Lender, Pledgor and Lender release Devlin Jensen from any conflict with the Escrow Agent duties which have been requested of Devlin Jensen, Pledgor and Lender subscribe to and endorse the Escrow Agent provisions of Schedule "A" following their initial signatures hereto, and Pledgor has been advised to seek its own counsel and has taken its own counsel for this purpose.

(d)

Pledgor waives the posting of any bond otherwise required of Lender in connection with any judicial process or proceeding to enforce any judgement or other court order entered in favour of Lender, or to enforce by specific performance, temporary restraining order or preliminary or permanent injunction this Agreement or any other Agreement or document between Pledgor and Lender.

IN WITNESS WHEREOF, Pledgor and Lender have each caused this Agreement to be duly executed and delivered as of the date first above written.

PLEDGOR:
Brian C. Wear
By: __/s/ Brian Wear___________________
Name: Brian Wear

LENDER:
Crystal Graphite Corporation or designated subsidiary being: Cariboo Lava Corporation

By: __/s/ Gordon Sales_________________
Authorised Signatory

SCHEDULE "A"

ESCROW AGREEMENT

THIS ESCROW AGREEMENT is made and dated effective (the "Effective Date") as of the 28th day of April, 2004 and is a collateral agreement and attached as a document to the above LOAN, PLEDGE AND SHARE ESCROW AGREEMENT ("Pledge Agreement").

BETWEEN:

Crystal Graphite Corporation

(hereinafter referred to as the "Lender" and as the "Issuer" and also a "Party");

OF THE FIRST PART

AND:

Brian C. Wear

(hereinafter referred to as "Pledgor")

OF THE SECOND PART

(the foregoing hereinafter also singularly referred to as a "Party" and collectively referred to as the "Parties" as the context so requires).

AND:

Devlin Jensen or such escrow agent as the Parties may subsequently appoint or such escrow agent as subsequently may be appointed by Devlin Jensen or a court of competent jurisdiction, of 2550-555 West Hastings Street, Vancouver, BC V6B 4N5

(hereinafter referred to as the "Escrow Agent" but not a "Party");

OF THE THIRD PART

WHEREAS:

A.

The Parties have requested that the Escrow Agent act as escrow holder of the Shares of the Pledge Agreement and the Escrow Agent has agreed subject to the below terms;

B.

All definitions of the Pledge Agreement are herein incorporated by reference but none of the terms or obligations of the Pledge Agreement are incorporated herein in respect to the

Escrow Agent and the Escrow Agent is not imposed with any obligations other than those specifically stated of this Escrow Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and consideration now provided by each of the Parties and the Escrow Agent hereto, each to the other (the receipt whereof is hereby acknowledged), and in further consideration of the mutual covenants and conditions hereinafter contained, the Parties each with the other and with the Escrow Agent hereto agree as follows:

1.

The Lender and Pledgor hereby agree to the deposit of the Shares and Transfer Documents (collectively hereafter the "Shares") with and that the same shall be immediately delivered to the Escrow Agent to be held in accordance with this Agreement.

2.

The Escrow Agent hereby agrees to accept delivery and custody of the Shares for the purposes of this Agreement on the following specific agreements and understanding by the Lender and Pledgor and such Parties warrant irrevocably to abide by and that they are bound by such provisions:

(a)

the Escrow Agent is counsel for Lender, such is recognized by the Parties, all Parties waive conflict thereof, the Pledgor has received actual and specific legal counsel from its separate counsel in regard to this matter, and the Pledgor is executing this Agreement without any reliance or expectation whatever of the Escrow Agent except as escrow holder as specifically required by the terms of the escrow of this Agreement.  Lender has also been advised to seek separate counsel for this matter and has done so in the event that there may be any possible implication of conflict;

(b)

this agreement constitutes covenants only and there is no trust hereof and should any trust be implied hereof for any purpose unknown at this time (which would be contrary to the intention of this Agreement) then such is a limited trust specifically for the purposes of this Agreement and for no other purpose, shall be interpreted strictly and with limitation and not by inferential interpretation and not widely and generously;

(c)

the Escrow Agent may resign at any time and tender the Shares to court or appoint an alternate escrow agent and tender the Shares to the alternate and immediately upon such tendering the Escrow Agent shall be relieved of all and any accountability thereafter;

(d)

the duty of the Escrow Agent is solely that of good faith and normal care merely to preserve the Shares and communicate adequately with the Parties and the Escrow Agent shall have no duty or obligation to determine any rights between the Parties, to interpret this Agreement or the Pledge Agreement, or to take any other act other than to preserve the Shares.  In the event of conflict in respect to the Shares the Escrow Agent may determine to retain possession of the Shares without liability whatsoever until instructed by mutual direction of the Parties or until directed by a court of competent jurisdiction.  In the event that the Escrow Agent has communicated any matter to a Party notifying of an act or an understanding or an interpretation or an intention to deliver or receipt of a matter or any other matter for which the Escrow Agent is giving information or notice or requesting response then a Party shall not complain and shall have waived all right to complain for the matters disclosed therein if the Party has not objected within five business days thereof and if the Escrow Agent is requesting response then a Party shall answer within such time frame.  The Escrow Agent shall be absolutely entitled to rely upon the veracity, truthfulness, authenticity, and integrity of communication by the Parties and shall not be obliged to inquire as to their bona fides or assume any defect therein and should a Party effect false communications or should a third party employ instruments of the Parties to effect false or deceptive acts then the Escrow Agent shall have no liability therefore.  In the event the Shares are lost or destroyed while in the possession of the Escrow Agent, the Parties agree that such is a non-actionable accident without cost or recourse to the Escrow Agent and the Parties warrant to effect all matters as shall be required to cancel the lost certificate and replace a new certificate into the possession of the Escrow Agent;

(e)

the Parties waive any and all claims against the Escrow Agent for any acts conducted pursuant hereto except only where the Escrow Agent acts in fraud or overt bad faith for personal profit (and for such purpose error, negligence, confusion or mistake of interpretation, force majeure, act of third party, employee error and the like shall not be extended to be interpreted as bad faith but bad faith shall mean its normal and extreme meaning of an act taken with the objective intent of effecting a wrong purpose) and any claim in respect to the same shall be consequent upon actual and observable and documented default of such nature and not inferential or interpretive or speculative and in the interpretation of such matters the onus and burden of proof (whether at trial or on a motion, inter alia, by the Escrow Agent to dismiss for insufficient evidence) shall be on the claimant making claim against the Escrow Agent and shall be on a level of beyond a reasonable doubt.  A Party making complaint against the Escrow Agent for default based upon inferential, speculative or interpretive claims shall be deemed irrevocably to be acting in bad faith and maliciously or for collateral improper purposes (in this latter case such shall be inferred if the facts reasonably illustrate that such claim is made in whole or in part to exert a leverage) and such a claiming Party shall be liable for the maximal damages and costs allowable in the appropriate jurisdiction;

(f)

the Parties, jointly and severally (and a contributing Party shall have a right of claim from the non-contributing Parties), do hereby warrant and agree from time to time and at all times hereafter well and truly to save, defend and keep harmless and fully indemnify the Escrow Agent, its successors and assigns, from and against all loss, costs, charges, damages and expenses which the Escrow Agent, its successors or assigns, may at any time hereafter bear, sustain, suffer or be put to for or by reason or on account of its acting as Escrow Agent pursuant to this Agreement except only in the event of bad faith or fraud, which shall not be assumed or employed as a plea to defeat a claim for indemnity unless such has first been adjudged by a court of competent jurisdiction.  Unless a claimant shall first have received approval of a court of competent jurisdiction, pursuant to motion duly served and replied in the ordinary course (and not ex parte or expedited), and unless such court has found on a balance of probabilities on the evidence served by both parties that the Escrow Agent did probably commit fraud or bad faith, then failure to pay indemnity or advance costs shall be a fundamental default of this Agreement and shall be irrevocably deemed to be an act of bad faith and malice and the claim of the claimant shall be dismissed completely with prejudice for such matter alone. The Escrow Agent may, at it sole election, require that one or either Parties pre-advance any costs or fees to which the Escrow Agent may be put upon delivering to such Party estimates, quotes, or bills of the relevant professionals and the Parties shall pay such and attorn to immediate collection proceedings (including garnishment) if not paid within ten business days of demand and all and any action taken by any Party shall be suspended until the Escrow Agent shall receive actual payment of such costs or fees and, further, any action suspended for four weeks or more for such reason may be dismissed with prejudice by the Escrow Agent and the issuing Party attorns absolutely to such dismissal; and

(g)

in case proceedings should hereafter be taken in any court respecting the Shares hereby escrowed or respecting the Escrow Agent and its duties and acts (or allegations of misdeeds), the Escrow Agent shall not be obliged to defend any such action or submit its rights to the court until it shall have been indemnified by good and sufficient security or advance of expected costs in addition to the indemnity given against its costs of such proceedings and in the event that a Party or Parties refuses or neglects to provide indemnity or otherwise violates the terms of this section then the Escrow Agent shall have, as a matter of right, the election to enjoin and suspend the proceedings until the Parties provide proper and sufficient indemnity and until the actions and pleadings of the Parties are consistent with and compliant with the obligations and restrictions of this section and the preceding section and in the event that a pleading Party does not so conform its actions and provide indemnity then the Escrow Agent shall have the right, and the pleading Party waives all defenses, to have any actions dismissed with prejudice as a consequence of such default of the pleading Party.

3.

The Shares shall be delivered into possession of the Escrow Agent to be held and delivered by the Escrow Agent as follows in accordance with the following circumstances:

(a)

the Shares shall be delivered to the Lender in the event that the Lender shall give written notice of non-payment after the Maturity date or of unremedied default of the Agreement or Collateral Documents and, upon the Escrow Agent giving the Pledgor five business days notice, the Pledgor has not provided documentary proof materially contravening the Lender's notice; or

(a)

the Shares shall be delivered to the Pledgor in the event the Pledgor gives the Escrow Agent notice of payment of Loan and the Lender has not objected within five business days of notice; or

(c)

in the event that if neither Party has given notice as to delivery of the Shares to the Escrow Agent within six months of the Maturity date the Escrow Agent may determine, after five business days notice, to deliver the Shares to the Pledgor or, failing ability to deliver to Pledgor for reason of inability to (which shall be deemed after two efforts at the last notified address) locate the Pledgor or estate or representative, deliver to the Issuer.

Instructions to the Escrow Agent as to the forgoing shall be given by written copy to the Escrow Agent with copies to the Parties.  In all matters in respect to the forgoing the Escrow Agent shall copy each Party with all correspondence.  At the time of intention to deliver the Shares as above if no objection is taken then the Parties shall have no complaint and the Escrow Agent shall be fully and completely discharged of all duties, accountabilities or claims and this Agreement shall terminate but that the provisions of section 2 hereof shall continue for the benefit of the Escrow Agent for a period of ten years.

4.

The Lender and Pledgor agrees that the Shares are issued pursuant to exemptions from prospectus requirements, the Parties are exempt persons who do not require qualification, filing, notice, or other qualifying act in their jurisdiction and the Lender agrees and acknowledges that the Shares are or may be subject to restrictions under prevailing securities laws and that the certificate for the same will be impressed with the appropriate legends advised by counsel.

5.

The Lender shall be entitled to a letter or receipt from the Escrow Agent stating the Shares are held by the Escrow Agent subject to the terms of this Agreement; but such letter or receipt shall not be assignable.  The cost of this Agreement shall be borne by the Lender.

6.

This Agreement shall enure to the benefit of and be binding upon the Parties and the Escrow Agent hereto, their and each of their heirs, executors, administrators, successors and permitted assigns.

7.

All notices shall be delivered to the Parties at the addresses set forth in the Pledge Agreement and the Agreement or to the e-mails set forth below and delivery thereto shall be considered absolute regardless of whether an occupant is present.  All addresses for notice shall be changed only with delivery of notice of change.

8.

This Agreement may be executed in several parts in the same form and such part as so executed shall together constitute one original agreement and such parts, if more than one, shall be read together and construed as if all the signing Parties hereto had executed one copy of this Agreement.  This Agreement and executions may be exchanged by fax and such faxed copies shall be irrevocably deemed originals.

9.

This Agreement shall be subject to the exclusive jurisdiction of British Columbia and the courts thereof.

10.

The Lender and Pledgor warrant that regardless of any defect, actual or alleged, in any Transfer Documents of the Shares that the Parties will take and act upon and conclude, without debate, the requests of the Escrow Agent to transfer the Shares to the Lender at such time as the Lender may take the same in accordance with this Pledge Agreement.

IN WITNESS WHEREOF the Parties and Escrow Agent have executed these presents as and from the day and year above written.

DEVLIN JENSEN

)

)

E-Mail Address:pjensen@devlinjensen.com

)

/s/ Peter Jensen

)

Per: Authorized Signatory

CARIBOO LAVA CORPORATION

)

)

E-Mail Address:cgc@crystalgraphite.com

)

/s/ Gordon Sales

)

Per: Authorized Signatory

)

Brian Wear

)

)

E-Mail Address:lavaking@telus.net

)

/s/ Brian Wear

)

Brian Wear Signature

EXHIBIT 10.4

Exhibit 10.4

Ground and Equipment Lease

530526 BC Ltd

AND:

CRYSTAL GRAPHITE CORPORATION

9. **OWNERSHIP OF BUILDINGS AND FIXTURES** **18**
9.1 Property of Tenant 18
9.2 Removal of Equipment 18

10. **MAINTENANCE, REPAIRS AND ALTERATIONS** **18**
10.1 Signs 18
10.2 Surrender 19
10.3 Repairs 19
10.4 Waste 19
10.5 Gravel and Top Soil 19
10.6 Use, Maintenance and Repair of Landlord's Equipment 19
10.7 Compliance with Laws 20
10.8 Tenant's Representations and Warranties 20
10.9 Condition of Lands 21
10.10 Use of Contaminants 21
10.11 Compliance with Environmental Laws 21
10.12 Evidence of Compliance 21
10.13 Confidentiality of Environmental Reports 22
10.14 Records 22
10.15 Access by Landlord 22
10.16 Notices 22
10.17 Removal of Contaminants 23
10.18 Ownership of Contaminants 23
10.19 Indemnity 23
10.20 Survival of Tenant's Obligations 24
10.21 Builders' and Other Liens 24
10.22 Contest of Liens 24
10.23 Notices 25

11. **INSURANCE AND INDEMNITY** **25**
11.1 Tenant's Insurance 25
11.2 Full Insurable Value 27
11.3 Cancellation of Insurance 27
11.4 Waiver 27
11.5 Payment of Insurance Proceeds 27
11.6 Limit of Liability for Landlord 28
11.7 Tenant to Defend 28
11.8 Indemnification 28
11.9 Workers' Compensation Coverage. 29

12. **DAMAGE, DESTRUCTION AND EXPROPRIATION** **30**
12.1 Rent not to Abate 30
12.2 Tenant's Obligations when the Project is Damaged or Partially Destroyed 30
12.3 Tenant's Obligations when the Project is Completely or Substantially Destroyed 30
12.4 Replacement, Repair or Reconstruction to be Carried Out in Compliance with Article 8 30

GROUND AND EQUIPMENT LEASE

THIS LEASE dated for reference and made as of the 30thday of April, 2004

BETWEEN:

530526 BC LTD. , a British Columbia corporation, having its business address at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

(the "Landlord")

OF THE FIRST PART

AND:

CRYSTAL GRAPHITE CORPORATION , a British Columbia corporation, having its registered office at Suite 2550, 555 West Hastings Street, Vancouver, British Columbia, V6B 4N5

(the "Tenant")

OF THE SECOND PART

WITNESSES THAT IN CONSIDERATION of the premises, the covenants contained in this Lease, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties), the parties covenant and agree as follows:

 1.

DEFINITIONS

1.1

Definitions

In this Lease the following words and phrases shall have the meanings ascribed to them in this Section unless the context otherwise requires:

(a)

"Affiliate" has the meaning ascribed to it in the Business Corporations Act of British Columbia as at the date of this Lease;

(b)

"Arbitration Notice" has the meaning set out in Section 21.1;

(c)

"Basic Rent" means the amounts set out in Section 5.1;

(d)

"Commencement Date" means April 30, 2004;

(e)

"Disturbance Exceptions" has the meaning set out in Section 16.2;

(f)

"Encumbrances" has the meaning set out in Section 15.2;

(g)

"Environment" includes the air (including all layers of the atmosphere), land (including soil, sediment deposited on land, fill and lands submerged under water)

and water (including oceans, lakes, rivers, streams, groundwater and surface water);

(h)

"Environmental Contaminants" or "Contaminants" means any radioactive materials, asbestos materials, urea formaldehyde, underground or aboveground tanks, pollutants, contaminants, deleterious substances, dangerous substances or goods, hazardous, corrosive or toxic substances, special waste or waste of any kind or any other substance the storage, manufacture, disposal, treatment, generation, use, transport, remediation or Release into the Environment of which is now or hereafter prohibited, controlled or regulated under Environmental Laws, unless permitted by governmental permit;

(i)

"Environmental Laws" means any and all statutes, laws, regulations, orders, bylaws, standards, guidelines, permits and other lawful requirements of any federal, provincial, municipal or other governmental authority having jurisdiction over the Lands, now or hereafter in force with respect in any way to the Environment, health, occupational health and safety, product liability or transportation of dangerous goods, including the principles of common law and equity;

(j)

"Excavated Material" has the meaning set out in Section 10.5;

(k)

"Fair Market Rental Value" [intentionally  deleted];

(l)

"Full Insurable Value" has the meaning set out in Section 11.2;

(m)

"Gross Revenue" [intentionally  deleted];

(n)

"Landlord" means the party of the first part;

(o)

"Landlord's Equipment" means the machinery and equipment listed in Schedule B and located and left on the Lands for the use of the Tenant as set forth in Section 10.6;

(p)

"Lands" means those lands legally and more particularly described in Schedule A attached hereto, together with existing buildings and improvements situate thereon at the commencement date of this Agreement (as described in Schedule A attached hereto);

(q)

"Lease Year" means a 12 month period commencing on the first day of the Term or on any anniversary of that day;

(r)

"Market Value of the Lands" [intentionally deleted];

(s)

"Mortgage" means a mortgage or mortgages upon or in respect of and specifically charging the leasehold interest of the Tenant in the Lands and the Project or any part thereof and includes any debenture or deed of trust and mortgage to secure any bonds or debentures issued thereunder, and any assignment of rents made to the Mortgagee as security;

(t)

"Mortgagee" means a mortgagee or mortgagees under a Mortgage;

(u)

"Percentage Rent" [intentionally  deleted];

(v)

"Person" or "person" includes an individual, firm, corporation, partnership, group of individuals, or any combination of them, and the personal or other legal representatives of such person to whom the context can apply at law;

(w)

"Prime Rate" means the rate of interest per annum (regardless of how or when calculated) designated from time to time by the Bank of Montreal (the "Bank") as being the prime commercial lending rate (now commonly known as the Bank's prime rate) charged by the Bank for demand loans in Canadian funds made at the main branch of the Bank in Vancouver, British Columbia (and if at any time there is more than one prime commercial lending rate of the Bank then the Prime Rate shall be the highest prime commercial lending rate of the Bank);

(x)

"Project" means the use of the Lands for any use permitted by the applicable zoning for the Lands, as such zoning may vary from time to time, and as consented to by the Landlord, acting reasonably. In this regard, it is understood and agreed that the Tenant may, without Landlord approval, employ the Lands so as to permit the Lands, and all Tenant improvements thereon, to be used as a facility for ore and material processing, bagging, storage and transport. In connection with such proposed use and provided all applicable governmental laws, bylaws, rules and regulations are complied with, the Tenant shall be permitted to construct and operate on the Lands such roads, green spaces, buildings, and other improvements in pursuit of the proposed use, or such other uses permitted by the applicable zoning for the Lands and, as to the latter, as consented to by the Landlord acting reasonably, all in accordance with plans and specifications approved by the Landlord, acting reasonably;

(y)

"Release" includes, but is not limited to, any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal or dumping;

(z)

"Renewal Term" has the meaning set out in Section 22.1;

(z1)

"Rent" means Basic Rent and all other moneys payable by the Tenant under this

Lease whether or not designated as "Rent";

(aa)

"Sales Taxes" means any and all taxes, fees, levies, charges, assessments, rates, duties and excises (whether characterized as sales taxes, purchase taxes, value-added taxes, goods and services taxes or any other form of tax) which are imposed on the Landlord or which the Landlord is liable to pay, and which are levied, rated or assessed on the act of entering into this Lease or otherwise on account of this Lease, on the use or the occupancy of the Lands or any portion of the Lands, on the Rent or any portion of the Rent payable under this Lease or in connection with the business of renting the Lands or any portion of the Lands. Provided that if the Sales Taxes are reduced by reason of any exemption or deduction to which the Landlord is entitled by virtue of:

(i)

the payment of any taxes, fees, levies, charges, assessments, rates, duties or excises upon the purchase price of any lands or of any interest in such lands whether before, concurrently with or after the execution and delivery of this Lease; or

(ii)

the payment of any taxes, fees, levies, charges, assessments, rates, duties or excises with respect to rents, additional rents and any other amounts payable by the Landlord as a tenant under any lease whether such lease is now existing or arises after the date of execution and delivery of this Lease, then the Sales Taxes shall be deemed to be the amount which would have been imposed on the Landlord with respect to the Rent payable by the Tenant to the Landlord under this Lease had no such exemption or deduction been permitted. The Landlord shall have the right, in its sole discretion, to allocate any exemption or deduction to which the Landlord is entitled: (i) in such a way as to reduce the Sales Taxes to the extent and in such proportion as the Landlord may in its sole discretion determine, or (ii) in such a way as not to reduce the Sales Taxes at all. Provided however, Sales Taxes shall exclude all of the following: (i) income tax under Part I of the Income Tax Act of Canada, (ii) the Tenant's Taxes, and (iii) the Taxes;

(bb)

"Share Transfer" has the meaning set out in Section 13.4;

(cc)

"Taxes" means all taxes, fees, levies, charges, assessments, rates, duties and excises which are now or may hereafter be levied, imposed, rated or assessed upon or with respect to the Lands or any part of the Lands and the Project or any part of the Project, whether levied, imposed, rated or assessed by the Government of Canada, the Government of British Columbia, or any political subdivision, political corporation, district, municipality, city or other political or public entity, and whether or not now customary or in the contemplation of the parties on the date of this Lease. Without restricting the generality of the foregoing, Taxes shall include all:

(i)

real property taxes, general and special assessments and capital taxes;

(ii)

taxes, fees, levies, charges, assessments, rates, duties and excises for transit, housing, schools, police, fire or other governmental services or for purported benefits to the Lands;

(iii)

local improvement taxes, service payments in lieu of taxes, and taxes, fees, levies, charges, assessments, rates, duties and excises, however described, that may be levied, rated or assessed as a substitute for, or as an addition to, in whole or in part, any property taxes or local taxes; and

(iv)

costs and expenses including legal and other professional fees and interest and penalties on deferred payments, incurred by the Landlord in contesting or appealing any taxes, assessments, rates, levies, duties, excises, charges or other amounts as aforesaid, but Taxes shall exclude all of the following: (i) income tax under Part I of the Income Tax Act of Canada, (ii) the Tenant's Taxes, (iii) the Sales Taxes; and (iv) provincial capital tax and federal large corporation capital tax assessed against the Landlord;

(dd)

"Tenant" means the party of the second part;

(ee)

"Tenant's Taxes" means all taxes, fees, levies, charges, assessments, rates, duties and excises which are now or may hereafter be levied, imposed, rated or assessed by any lawful authority relating to or in respect of the business of the Tenant or a subtenant or relating to or in respect of personal property and all business and trade fixtures, machinery and equipment, cabinet work, furniture and movable partitions owned or installed by the Tenant or being the property of the Tenant, or relating to or in respect of improvements to the Lands built, made or installed by the Tenant, on behalf of the Tenant or at the Tenant's request (including without limitation, the Project) whether any such amounts are payable by law by the Tenant or by the Landlord and whether such amounts are included by the taxing authority in the Taxes;

(ff)

"Term" means the period of ten (10) years commencing on the Commencement Date, and includes any Renewal Term;

(gg)

"Transfer" has the meaning set out in Section 13.1; and

(hh)

"Transferee" has the meaning set out in Section 13.1.

2.

INTENT, INTERPRETATION AND CONDITIONS

2.1

Net Lease

This Lease is intended to be a lease which is absolutely net to the Landlord so that, save as otherwise expressly provided in this Lease, the Landlord shall incur no cost with respect to the Lands or the development, use, operation or occupation of the Lands or with respect to the use, maintenance and repair of the Landlord's Equipment during the Term. Accordingly, in addition to the Basic Rent payable pursuant to Section 5.1 , the Tenant shall pay as the same become due, and shall indemnify the Landlord against, every cost which relates to or arises from the Lands or the development, use, operation or occupation of the Lands or with respect to the use, maintenance and repair of the Landlord's Equipment, whether such cost is of a capital or operating nature, whether incurred in respect of activities carried on by the Tenant, or any other Person on the Lands or by a Tenant of the Lands or a portion of the Lands, and whether or not such cost is presently within the contemplation of the parties. Notwithstanding the foregoing this Section shall not be interpreted to make the Tenant responsible for the Landlord's income tax under Part I of the Income Tax Act of Canada, and provincial capital tax and federal large corporation capital tax assessed against the Landlord..

2.2

Entire Agreement

This Lease includes the Schedules attached to it. This Lease supersedes all negotiations and agreements between the Landlord and the Tenant that precede the date of this Lease for the use and occupation of the Lands. There are no covenants, promises, agreements, conditions, representations, warranties or understandings, either oral or written, between the parties concerning this Lease or the Lands or any matter related to either of them except those that are set out in this Lease. No alteration, amendment, change or addition to this Lease is binding upon the Landlord unless it is in writing and signed by the Tenant and two authorized representatives of the Landlord.

2.3

General Matters of Interpretation

(a)

Each obligation under this Lease is a covenant of the party having such obligation.

(b)

The captions, section numbers, article numbers and Table of Contents (if any) do not define, limit, construe or describe the scope or intent of the Sections or articles, and are for convenience of reference only.

(c)

Whenever the context so requires, the neuter gender shall include the masculine, the feminine and the body corporate, and the singular number shall include the plural, and vice versa.

(d)

The language in all parts of this Lease shall in all cases be construed as a whole and not strictly for nor against the Landlord or the Tenant.

(e)

If a part of this Lease or the application of it to a Person or circumstance, is to any extent held or rendered invalid, unenforceable or illegal, that part:

(i)

is independent of the remainder of the Lease and is severable from it, and its invalidity, unenforceability or illegality does not affect, impair or invalidate the remainder of this Lease; and

(ii)

continues to be applicable to and enforceable to the fullest extent permitted by law against any Person and circumstances except those as to which it has been held or rendered invalid, unenforceable or illegal.

(f)

No part of this Lease shall be enforced against a Person, if, or to the extent that by doing so, the Person is made to breach a law, rule, regulation or enactment.

(g)

This Lease shall be construed in accordance with the laws of Canada and the Province of British Columbia.

(h)

Time is of the essence of this Lease.

3.

DEMISE AND TERM

3.1

Demise of Lands and Equipment

The Landlord leases to the Tenant and the Tenant leases from the Landlord the Lands and the Landlord's Equipment for the Term and upon and subject to the terms, conditions, covenants and provisions set out in this Lease.

3.2

Term

The Tenant shall have and hold the Lands and the Landlord's Equipment for the Term, unless earlier terminated pursuant to the provisions of this Lease.

4.

OCCUPANCY AND POSSESSION

4.1

Possession

The Landlord shall deliver vacant possession and use of the Lands and the Landlord's Equipment to the Tenant on the first day of the Term.

4.2

No Early Access

[Intentionally Deleted]

4.3

Landlord's Option to Terminate

If the Project is damaged or destroyed and was to have been restored or rehabilitated by the Tenant pursuant to Article 12 and such restoration and rehabilitation is not completed within the period of 24 months immediately following such date of damage or destruction, then the Landlord shall be entitled to terminate this Lease, by giving written notice of termination to the Tenant following the expiry of such 24-month period and such termination shall take effect 60 business days following receipt of such notice.

4.4

Unavoidable Delays

If the Tenant is actually and necessarily delayed in commencing or completing the construction of the buildings or improvements comprising the Project by fire, earthquake, acts of God, the elements, war or civil disturbance, strikes or other labour disturbances, economic controls making it impossible to obtain the necessary labour or materials, or other matters or conditions beyond the control of the Tenant (but excluding the financial condition of the party delayed or any matter or condition that is the fault of the party delayed), a period equal to the duration of such delay, but in no event exceeding 24 months, shall be added to the 24-month period referred to in Section 4.3. The onus of establishing that such a delay has occurred shall be upon the Tenant.

4.5

Disputes

Any dispute as to:

(a)

the interpretation and application within this Article 4 of the definitions contained in Section 1.1;

(b)

whether restoration or rehabilitation of the Project has taken place within the time prescribed by Section 4.3; or

(c)

the length of the period of extension under Section 4.4,  shall be determined by arbitration pursuant to Section 21.1.

4.6

Continuous Occupancy

The Tenant will, throughout the Term, use and develop the Lands and employ the Landlord's Equipment for the business purpose set out in Section 8.1 and will then continuously and actively conduct the business set out in Section 8.1.

5.

RENT

5.1

Basic Rent

The Tenant shall during the Term pay to the Landlord in lawful money of Canada, without any set-off, abatement or deduction whatsoever annual Basic Rent as follows:

(a)

during the Term, $82,500 per year payable in advance in equal monthly installments of $6875 commencing on the Commencement Date and continuing until the last month of the Term;

(b)

during any Renewal Term, the amount determined in accordance with section  22.1;

To the extent that the Landlord grants to the Tenant any rights of access over other lands owned by the Landlord, which rights shall be on terms and conditions acceptable to the Landlord and be appurtenant to the Lease, the Tenant shall be obligated to pay annual rent to the Landlord in respect thereof in addition to the rent paid by the Tenant for the Lands.

5.2

Percentage Rent

[intentionally  deleted]

5.3

Reports of Gross Revenue

[intentionally  deleted]

5.4

Tenant's Records

[intentionally  deleted]

5.5

Right to Examine Books

[intentionally  deleted]

5.6

Audit

[intentionally  deleted]

6.

TAXES

6.1

Taxes and Tenant's Taxes

From and after the Commencement Date and during the Term, the Tenant shall pay to the appropriate tax authority, or to the Landlord, as the Landlord directs, before delinquency, all Taxes and Tenant's Taxes. All Taxes which relate to a fiscal year during which the Term commences or terminates shall be prorated between the Landlord and the Tenant.

6.2

Tenant's Responsibility

The Tenant shall, at the Landlord's request, promptly deliver to the Landlord receipts for payment of all Taxes and Tenant's Taxes payable by the Tenant, notices of any assessments for Taxes or Tenant's Taxes or other assessments received by the Tenant that relate to the Lands and the Project, and whatever other information relating to Taxes or Tenant's Taxes the Landlord reasonably requests from time to time. The Tenant shall deliver to the Landlord, at least 10 business days before the last date for filing appeals, notice of any appeal or contestation that the Tenant intends to institute with respect to Taxes or Tenant's Taxes payable by the Tenant and obtain the prior written consent of the Landlord for the appeal or contestation, which consent shall not be unreasonably withheld. If the Tenant obtains the Landlord's consent and does not pay the Taxes or Tenant's Taxes before the appeal or contestation, the Tenant shall deliver to the Landlord whatever security for the payment of the Taxes or Tenant's Taxes the Landlord reasonably requires, promptly and diligently prosecute the appeal or contestation, and keep the Landlord informed on all aspects of it. The Tenant shall indemnify and save the Landlord harmless from all loss, cost, charges and expenses arising from Taxes or Tenant's Taxes as well as any taxes, rates, levies and assessments that may be levied or imposed in place of Taxes or Tenant's Taxes, whether against the Landlord or the Tenant including, but not limited to, increases in Taxes or Tenant's Taxes arising out of an appeal or contestation by the Tenant. The Tenant shall deliver to the Landlord any security for such an increase in Taxes or Tenant's Taxes or any other taxes that the Landlord reasonably requires.

6.3

Sales Taxes

The Tenant shall pay to the Landlord an amount equal to any and all Sales Taxes, it being the intention of the parties that the Landlord shall be fully reimbursed by the Tenant in respect of any and all Sales Taxes payable by the Landlord. The amount of the Sales Taxes so payable by the Tenant shall be calculated by the Landlord in accordance with the applicable legislation and shall be paid to the Landlord at the same time as the amounts to which such Sales Taxes apply are payable to the Landlord under the terms of this Lease or upon demand at such other time or times as the Landlord from time to time determines. Notwithstanding anything in this Lease to the contrary, the amounts payable by the Tenant under this Section 6.3 shall be deemed not to be Rent, but the Landlord shall have all of the same rights and remedies for the recovery of such amounts as it has for recovery of Rent under this Lease.

6.4

Alternative Allocation Basis

If any taxing authority fails to make anyone or more of the allocations necessary in order to determine any amount payable by the Tenant in respect of Taxes or Tenant's Taxes herein, the

Landlord shall make such allocations using then current established principles of assessment (if any) used by such taxing authority or on such other basis as the Landlord shall in its reasonable judgment established and such allocation shall be binding upon the Tenant.

7.

UTILITIES

7.1

Services From Third Parties

The Tenant may obtain, at its sole cost and expense, services from independent third parties, including fire and ambulance services, police services, natural gas services, telephone services and other service and utility suppliers.

7.2

Utilities

The Tenant shall promptly pay all charges for water, gas, electricity, scavenging, salvage, telephone, power and other utilities and services used on or in respect of the Lands, or any part of the Lands, and the Project, together with all costs and charges for all fittings, machines, apparatus, meters and any other thing leased or supplied in respect of such utilities and services and all costs and charges for all work and services performed by any Person in respect of such utilities and services in respect of the Lands and the Project. The Landlord shall not be requested to provide any facilities for utility services to the Lands and the Project. Notwithstanding the foregoing, in the event the Landlord has adjacent facilities with services and in order to facilitate the Project use of the Lands herein contemplated and provided the District consents thereto and the Landlord is of the opinion that it will not be adversely affected, the Landlord will allow the Tenant to share existing municipal services which currently service the Landlord's property and such services will be separately metered ( by meters installed at the expense of the Tenant) or otherwise appropriately and fairly apportioned between the Landlord and the Tenant according to their respective usage of such services.

7.3

No Liability

The Landlord shall not be liable for any injury to the Tenant, its employees or agents or to any property of them or for consequential damages or for any other costs, losses or damages of whatsoever kind caused by or arising out of any interruption or failure in the supply of any utility or service to the Lands and the Project, and the Landlord shall assign to the Tenant any rights of the Landlord against independent third parties for such interruption or failure.

8.

USE AND DEVELOPMENT OF LANDS

8.1

Use

The Lands and the Landlord's Equipment are leased hereby to the Tenant in consideration of the Rent for the construction and operation of the Project and the Tenant shall not use the Lands nor allow the Lands to be used for any other use, nor in any manner inconsistent with such use and occupancy, except for such other uses as are permitted in writing by the Landlord, such permission not to be unreasonably with held.

8.2

Suitability of Lands

The Tenant has satisfied itself that the Lands are suitable for uses as described in Section 8.1.

8.3

No Nuisance or Interference

The Tenant shall not without the prior written approval of the Landlord use or permit any Person to use any portion of the Lands for any purpose which constitutes a nuisance or which endangers or interferes with the operations or activities of the Landlord on lands adjacent to the Lands or of any other person lawfully entitled to conduct operations or activities on the Lands or adjacent lands. Upon written notice to the Tenant from the Landlord or from any lawful authority having jurisdiction requiring the abatement of any nuisance caused by the Tenant or arising directly or indirectly out of the operations carried on upon the Lands, the Tenant shall immediately abate or cause to be abated such nuisance or contravention accordingly.

8.4

Development of Lands

The Tenant shall diligently and in a good and workmanlike manner develop the Project on the Lands in accordance with plans and specifications approved by the Landlord (and, in all cases in this Agreement, if the Landlord or a representative is engaged in the process with the Tenant on an on-going basis or supervisory or official position then approval is deemed to have occurred) and all applicable laws and, where necessary, adopt procedures or regulations to deal with environmental and ecological concerns as agreed between the Landlord and the Tenant, and in the event of disagreement either party may, upon 30 business days' notice to the other party, request that such disagreement be determined by arbitration pursuant to Section 21.1.

8.5

Construction on Lands

The Tenant is hereby granted permission, and shall at its sole cost and expense, diligently and in a good and workmanlike manner construct or cause to be constructed in accordance with plans and specifications approved by the Landlord and all applicable laws, and shall operate upon the Lands, any and all buildings, improvements and facilities necessary for the operation of the Project. Prior to commencing construction of any buildings or improvement, the Tenant shall submit working drawings to the Landlord in reasonable detail and the Tenant shall first obtain written consent of the Landlord before commencing such construction, such confirmation not to be unreasonably delayed or withheld. Any dispute in respect of a building or improvement, or construction of a building or improvement which is not resolved by the parties within 30 business days of receipt of notice from one party to the other shall be determined by arbitration pursuant to Section 21.1.

8.6

Utility Systems and Ancillary Facilities

Contemporaneously with the completion of construction of the Project on the Lands, the Tenant shall complete the installation of utility systems and ancillary facilities such as paved access roadways, paved parking areas, lighting and other improvements necessary for the use of the Lands as described in Section 8.1.

8.7

Maintenance of Security on Lands

The Tenant shall provide reasonable security in respect of buildings and improvements on the Lands having regard to the nature of such buildings and improvements and the uses and contents thereof, and shall co-operate in all reasonable ways with the security personnel (if any) engaged by the Landlord.

8.8

Fire and Liability Insurance During Construction of Buildings

(a)

The Tenant shall effect or shall cause its contractor or contractors to effect prior to the commencement of construction of the Project, or any portion thereof, and shall maintain and keep in force until the insurance required under Article 11 shall have been effected, insurance:

(i)

protecting both the Tenant and the Landlord and the Landlord's servants and agents (without any rights of cross claim or subrogation against the Landlord) against claims for personal injury, death, or property damage, or other third-party or public liability claims arising from any accident or occurrence upon, in, or about the Lands and from any cause, including the risks occasioned by the construction of the Project, and to an amount reasonably satisfactory to the Landlord, for any personal injury, death, property, or other claims in respect of anyone accident or occurrence; and

(ii)

protecting both the Tenant and the Landlord and the Landlord's servants and agents from loss or damage (without any rights of cross claim or subrogation against the Landlord) to the Project and all fixtures, equipment, improvements, and building materials on the Lands from time to time both during and after construction (but which may be by policies effected from time to time covering the risk during different phases of construction of the Project) against fire, earthquake and all other perils from time to time customarily included in the usual all-risks builders' risk form of policy applicable to similar properties during construction and effected in the Province of British Columbia by prudent owners, and such other perils as the Landlord may reasonably require to be insured against to the full insurable value thereof at all times and in any event in the amount sufficient to prevent the Landlord or the Tenant being deemed co-insurer;

(b)

The proceeds of insurance which may become payable under any policy of insurance effected pursuant to this Section 8.8 shall be payable to the Tenant only and shall be available to finance repair and reconstruction of the Project; and

(c)

All of the provisions of Article 11 respecting insurance which are of general application shall apply to the insurance coverage which is effected during construction of the Project as required by this Section 8.8.

8.9

Tenant's Acknowledgements

The Tenant acknowledges and agrees that the Landlord has no obligations whatsoever to perform any work either on, at or near the Lands so as to get the Lands "ready" for the Tenant's proposed use or development thereof or in respect of "bringing" or "providing" municipal services to the lot lines of the Lands, including any "road" works.

9.

OWNERSHIP OF BUILDINGS AND FIXTURES

9.1

Property of Tenant

All buildings and improvements, including without limitation, the Project, situated upon the Lands shall, at the commencement of the Term and during the Term, be the property of the Tenant. Whenever the Tenant builds, repairs, reconstructs, alters, restores, rehabilitates or demolishes any building or improvement as permitted or required by this Lease, the salvage from such demolition and excess material may be used or sold by the Tenant, as the case may be, without payment to the Landlord.

9.2

Removal of Equipment

At any time when the Tenant is not in default of this Lease, and upon the termination or expiry of this Lease or any part of this Lease and for a period of 45 days after such termination or expiration, the Tenant may, subject to the Landlord's right of distress, remove from the Lands (or the applicable portion of the Lands to which this Lease is terminated) any building, improvement, or equipment installed by the Tenant on the Lands or in buildings on the Lands whether or not such building, improvement or equipment is fastened to the Lands, buildings or to other improvements located upon the Lands, and regardless of the manner in which any such building, improvement or equipment is so fastened, provided however that under no circumstances shall any building, improvement or equipment be removed prior to termination of the Term if such building, improvement or equipment is fundamental to the operation of the Project, unless the same is being replaced or unless the Landlord has given its prior written consent. The Tenant shall fully repair any damage occasioned by the removal of any such building, improvement or equipment and shall leave the Lands and the buildings and improvements on the Lands, including without limitation, the Project, in good, clean and neat condition.

10.

MAINTENANCE, REPAIRS AND ALTERATIONS

10.1

Signs

The Tenant shall be permitted to install such signage on the Lands as is reasonably required for identification of the Lands and the Tenant's use thereof. The design, construction and installation of any such signage shall be solely at the Tenant's expense.  All such signage shall comply with all applicable laws.

10.2

Surrender

The Tenant shall at the expiration or sooner termination of the Term in respect of all or any portion of the Lands, peaceably and quietly quit and surrender to the Landlord the Lands or relevant portion of the Lands in the manner required by the provisions of this Lease.

10.3

Repairs

The Tenant shall throughout the Term, at its own cost and expense, and without any cost or expense to the Landlord, keep and maintain all buildings, grounds, sidewalks, roads, parking areas and other improvements on the Lands, and all appurtenances, in good, neat and clean order and repair, to the best standards for similar businesses as that of the Project, ordinary wear and tear excepted. The Landlord shall not be obligated to make any repairs, improvements, replacements or renewals of any kind whatsoever to the Lands or any buildings or improvements on the Lands, including without limitation, the Project.

l0.4

Waste

The Tenant shall not consent to nor permit waste upon the Lands other than to the extent necessary for the development and operation of the Project.

10.5

Gravel and Top Soil

[Intentionally deleted]

10.6

Use, Maintenance and Repair of Landlord's Equipment

(a)

The Tenant shall:

(i)

ensure that the Landlord's Equipment is operated by competent personnel and in accordance with proper operating procedures specified by the manufacturer of the Landlord's Equipment;

(ii)

operate the Landlord's Equipment in accordance with all applicable laws;

(iii)

pay all costs incurred as operating expenses of the Landlord's Equipment incurred including, without limitation, all fuels, oil and other liquids consumed and all repairs, maintenance, parts, supplies; and

(iv)

at its sole expense maintain the Landlord's Equipment in good operating order, repair and condition; but

(v)

at such time as any unit of the Landlord's Equipment has reached its useful life, whereby it is no longer cost effective to maintain the same, the Tenant shall return the same to the Landlord (unless he otherwise instructs) and neither the Tenant nor Landlord shall have an obligation to replace the same nor shall the Basic Rent be abated by any amount on account of such return. If the Tenant wishes to return a unit of the Landlord's equipment then the Tenant shall do so in good working order to the level of the unit's functionality (unless it is a write-off, which status the Landlord has reasonably agreed with) and the Basic Rent shall not abate.

(b)

The Tenant shall not sublet any of the Landlord's Equipment in whole or in part nor assign or transfer its interest in the lease of equipment without the prior consent of the Landlord, not to be unreasonably with held.

(c)

The Tenant shall not permit any lien or encumbrance to affect any of the Landlord's Equipment and if any lien or encumbrance shall affect same (not the fault of the Landlord), the tenant shall promptly cause the same to be removed and discharged, absent contest in good faith.  In the event a third party asserts any right as against the Landlord's Equipment (not the fault of the Landlord), the Tenant agrees and hereby indemnifies the Landlord and shall save the Landlord harmless of and from any costs, charges, expenses and damages, including legal expenses on a solicitor-client basis, which the Landlord may incur in recovering possession of such Landlord's Equipment.

(d)

The Tenant agrees to indemnify and save harmless the Landlord, during the Term hereof, of and from any damage or injury suffered by the Landlord or any third party as a result of the operation, use or transport of the Landlord's Equipment while in possession or control of the Tenant.

(e)

The Tenant shall at its own expense maintain public liability and property and fire and risk insurance (to full recovery) to protect the Landlord, the Landlord's Equipment and the Tenant against claims or damage to property or persons to reasonable industry standard.  The Landlord and Tenant shall be named as loss payees for the Landlord's Equipment under all insurance policies.

10.7

Compliance with Laws

The Tenant shall comply with and abide by:

(a)

all federal, provincial, municipal and other governmental statutes, ordinances, laws and regulations affecting the Lands, the buildings and improvements on the Lands and the Landlord's Equipment, including without limitation, the Project, and any and all activity on, or condition of, the Lands; and

(b)

the requirements of all policies of insurance (and the insurers under such policies and the underwriters of such policies) from time to time in force with respect to the Project, any other buildings or improvements or operations on, or any condition, use or occupation of, the Lands or to any liability which might arise therefrom.

10.8

Tenant's Representations and Warranties

The Tenant represents and warrants to the Landlord, and acknowledges that the Landlord is relying on such representations and warranties in entering into this Lease, that as of the date of this Lease:

(a)

except as disclosed to the Landlord in writing, the Tenant is not, and has never been, subject to any charge, conviction, notice of defect or non-compliance, work order, pollution abatement order, remediation order or any other order or proceeding under any Environmental Laws; and

(b)

except as disclosed to and approved in writing by the Landlord, the Tenant's business to be conducted on the Lands does not involve the sale, storage, manufacture, disposal, handling, treatment, generation, use, transport, refinement, processing, production, remediation, Release into the Environment of, or any other dealing with, any Contaminants.

If any of the representations and warranties contained in this Section are untrue or incorrect in any material respect, the same shall constitute a breach of this Lease by the Tenant and shall be subject to the provisions of Section 18.1 of this Lease.

10.9

Condition of Lands

The Tenant acknowledges and agrees that the Landlord has made no representations or warranties with respect to the environmental condition of the Lands and is leasing the Lands to the Tenant under this Lease on an "as is, where is" basis with respect to their environmental condition. Prior to taking possession of the Lands under this Lease, the Tenant has performed such investigations of the Lands as it considered appropriate and is satisfied as to the environmental condition of the Lands.  The Landlord covenants and agrees to forthwith, upon request, deliver to the Purchaser a copy of any environmental reports (the "Environmental Reports") in respect of the Premises which are in the possession and control of the Landlord.

10.10

Use of Contaminants

The Tenant shall not use or permit to be used on all or any part of the Lands for the sale, storage, manufacture, disposal, handling, treatment, generation, use, transport, refinement, processing, production, remediation, Release into the Environment of, or any other dealing with, any Contaminants, without the prior written consent of the Landlord, which consent may be unreasonably and arbitrarily withheld. Without limiting the generality of the foregoing, the Tenant shall in no event use, and does not plan or intend to use, the Lands to dispose of, handle or treat any Contaminants in a manner that, in whole or in part, would cause the Lands, or any adjacent property to become a contaminated site under Environmental Laws.

10.11

Compliance with Environmental Laws

The Tenant shall promptly and strictly comply, and cause any person for whom it is in law responsible to comply, with all Environmental Laws regarding the use and occupancy of the Lands under or pursuant to this Lease, including without limitation obtaining all required permits or other authorizations.

10.12 Evidence of Compliance

The Tenant shall promptly provide to the Landlord a copy of any environmental site investigation, assessment, audit or report relating to the Lands conducted by or for the Tenant at any time before, during or after the Tenn. The Tenant shall, at its own cost at the Landlord's request from time to time (including without limitation prior to any assignment of this Lease), obtain from an independent environmental consultant approved by the Landlord an environmental site assessment of the Lands or an environmental audit of the Project and the operations at the Lands, the scope of which shall be satisfactory to the Landlord and shall include any additional investigations that the environmental consultant may recommend. The Tenant hereby waives the requirement for the Landlord to provide a site profile for the Lands under the Waste Management Act or any regulations pursuant thereto. The Tenant shall, at the Landlord's request from time to time, provide the Landlord with a certificate of a senior officer of the Tenant certifying that the Tenant is in compliance with all Environmental Laws and that no adverse environmental occurrences have taken place at the Project or on the Lands, other than as disclosed in writing to the Landlord.

10.13 Confidentiality of Environmental Reports

The Tenant shall maintain all environmental site investigations, assessments, audits and reports relating to the Project and the Lands in strict confidence and shall not disclose their terms or existence to any third party (including without limitation, any governmental authority) except as required by law, to the Tenant's professional advisers and lenders on a need to know basis or with the prior written consent of the Landlord, which consent may be unreasonably withheld.

10.14 Records

The Tenant shall maintain at the Project all environmental and operating documents and records, including permits, licences, orders, approvals, certificates, authorizations, registrations and other such records, relating to the Project and the operations at the Lands, which may be reviewed by the Landlord at any time during the Term on twenty-four (24) hours' prior written notice, except in the case of an emergency, when no prior notice shall be required.

10.15 Access by Landlord

Without relieving the Tenant of any of its obligations under this Lease, the Tenant shall, at such reasonable times as the Landlord requires, permit the Landlord to enter and inspect the Project, the Lands and the operations at the Lands, to conduct tests and environmental investigations, to remove samples from the Lands, to examine and make copies of any documents or records relating to the Project and the Lands, to interview the Tenant's employees and to take such steps as the Landlord deems necessary for the safety and preservation of the Lands.

10.16 Notices

The Tenant shall promptly notify the Landlord in writing of:

(a)

any Release of a Contaminant or any other occurrence or condition at the Lands or any adjacent property which could subject the Tenant, the Landlord or the Lands to any fines, penalties, orders or proceedings under Environmental Laws;

(b)

any charge, order, investigation or notice of violation or non-compliance issued against the Tenant or relating to the Project or the operations at the Lands under any Environmental Laws; and

(c)

any notice, claim, action or other proceeding by any third party against the Tenant or in respect of the Project or the Lands concerning the Release or alleged Release of Contaminants at or from the Lands.

The Tenant shall notify the appropriate regulatory authorities of any Release of any

Contaminants at or from the Project or the Lands in accordance with Environmental Laws and failure by the Tenant to do so shall authorize, but not obligate, the Landlord to notify the regulatory authorities. The Tenant covenants and agrees to, at its sole cost and expense, use all best efforts to ensure that the Landlord is not a party to or named on any charge order, investigation or notice issued against the Tenant or relating to the Project or the operations at the Lands by any appropriate authority under Environmental Laws.

10.17 Removal of Contaminants

Prior to the expiry or earlier termination of this Lease or at any time if requested by the Landlord or required by any governmental authority pursuant to Environmental Laws, the Tenant shall, promptly at its own cost and in accordance with Environmental Laws, remove from the Lands any and all Contaminants, and remediate any contamination of the Lands or any adjacent property resulting from Contaminants, in either case brought onto, used at or Released from the Lands by the Tenant or any person for whom it is in law responsible after the Commencement Date. For greater certainty, the foregoing obligations of the Tenant shall include, without limitation, the treatment of water (including surface and groundwater) and the remediation by removal of any soils containing Contaminants at levels exceeding the standards set as acceptable at the time of remediation by the applicable governmental authority, being with respect to soils, the standard applicable to property used for commercial purposes and with respect to water, as determined by the governmental authority given the character and use of water in the area of the Lands. Any soil so removed shall be promptly replaced by soil free of Contaminants at concentrations at or better than the standard described in the preceding sentence. The Tenant shall provide to the Landlord full information with respect to any remedial work performed pursuant to this Section and shall comply with the Landlord's requirements with respect to such work. The Tenant shall use a qualified environmental consultant approved by the Landlord to perform the remediation. The Tenant shall, at its own cost, obtain such approvals and certificates from the B.C. Ministry of Water, Land and Air Protection (or its successor Ministry) in respect of the remediation as are required under Environmental Laws or required by the Landlord, including without limitation a certificate of compliance evidencing completion of the remediation satisfactory to the Ministry. The Tenant agrees that if the Landlord reasonably determines that the Landlord, its property, its reputation or the Lands is placed in any jeopardy by the requirement for any such remedial work, the Landlord may, but shall be under no obligation to, undertake itself such work or any part thereof at the cost of the Tenant.

10.18 Ownership of Contaminants

Notwithstanding any rule of law to the contrary, any Contaminants or materials or goods containing Contaminants brought onto, used at or Released from the Lands by the Tenant or any person for whom it is in law responsible after the Commencement Date or any top soil, earth of other material containing Contaminants removed from the Lands by the Tenant or any person for whom it is in law responsible after the Commencement Date shall be and remain the sole and exclusive property and responsibility of the Tenant and shall not become the property of the Landlord, notwithstanding the degree of their affixation to the Lands and notwithstanding the expiry or earlier termination of this Lease. This Section supersedes any other provision of this Lease to the contrary.

10.19 Indemnity

The Tenant shall indemnify and save harmless the Landlord, its Affiliates and their respective directors, officers, shareholders, employees, agents, successors and assigns, from any and all liabilities, actions, damages, claims, remediation cost recovery claims, losses, costs, orders, fines, penalties and expenses whatsoever (including without limitation, the full amount of all consulting and legal fees and expenses on a solicitor-client basis and the costs of removal, treatment, storage and disposal of Contaminants and remediation of the Lands and any adjacent property) which may be paid by, incurred by or asserted against the Landlord, its Affiliates and their respective directors, officers, shareholders, employees, agents, successors or assigns, during or after the Term, arising from or in connection with any breach of or non-compliance with the provisions of Sections 10.7 to 10.19 by the Tenant or arising from or in connection with:

(a)

any legal or administrative action, proceeding, investigation, demand, claim or notice of any third party, including without limitation any governmental authority, against anyone or more of them pursuant to or under Environmental Laws; or

(b)

any Release or alleged Release of any Contaminants at or from the Lands into the Environment,

related to or as a result of the use and occupation of the Lands by the Tenant or those for whom it is in law responsible or any act or omission of the Tenant or any person for whom it is in law responsible.

10.20 Survival of Tenant's Obligations

The obligations of the Tenant under Sections 10.7 to 10.18 (including, without limitation, the Tenant's indemnity, its obligation to remove and remediate Contaminants and its covenant of confidentiality) shall survive the expiry or earlier termination of this Lease.

10.21 Builders' and Other Liens

Subject to Section 10.21 , the Tenant shall keep all of the Lands, the Project and all buildings and other improvements on the Lands free and clear of any and all builders' and other liens and claims of every kind whatsoever, and the Tenant shall promptly and fully pay and discharge any and all claims upon which any such lien or claim is or could be based to the extent such claims are proper, and shall save and hold harmless the Landlord and all of the Lands, the Project and all buildings and improvements on the Lands from any and all such liens and claims of liens and suits and other proceedings pertaining thereto.

10.22 Contest of Liens

If the Tenant bona fide intends to contest any lien or claim of the nature described in Section 10.20, the Tenant shall notify the Landlord of such intention within 10 business days after the Tenant learns of such lien or claim and, if the Landlord so requires, shall promptly provide security in favour of either the Landlord or the claimant for the payment of such lien or claim which is reasonable and satisfactory to the Landlord. The Landlord shall be entitled to take, and to require the Tenant to take or cause to be taken, all steps available to cause any lien or claim of lien filed against the title to the Lands or any portion of the Lands to be discharged provided that such steps do not materially prejudice or unreasonably interfere with the Tenant's position in the dispute. If the Tenant complies with the provisions of this Section 10.21 it shall not be in default of this Lease and the Landlord shall not satisfy, discharge or pay, or cause the Tenant to satisfy, discharge or pay such lien or claim until the same becomes legally due and payable and is required to be paid by statute or by order of a court or other competent tribunal, in which case the

Tenant shall satisfy and discharge, or cause to be satisfied or discharged, such lien or claim and all penalties, interest and costs in connection with such lien or claim. The satisfaction and discharge of any such lien or claim shall be made before execution is had upon any judgment rendered on such lien or claim and before commencement of any proceeding on account of such lien or claim subsequent to judgment to sell any part of the Lands or any interest in or any improvement on any part of the Lands. In the event of any such contest, execution or proceeding, the Tenant shall protect and indemnify the Landlord against all resulting loss, cost, expense and damage.

10.23 Notices

It is agreed by the Tenant that the Landlord shall not be responsible for claims of builders liens filed by persons claiming through the Tenant or persons for whom the Tenant is in law responsible. The Tenant acknowledges and agrees that any and all improvements to be made to the Lands as herein contemplated are made at the Tenant's request solely for the benefit of the Tenant and those for whom the Tenant is in law responsible. The Landlord hereby advises the Tenant that the Landlord may decide to file in the Land Title Office at any time, a notice of interest pursuant to s. 3 of the Builders Lien Act, S.B.C. 1997, c. 45, that the Landlord's interest in the Lands is not bound by a lien claimed under such Act in respect of an improvement to the Lands unless that improvement is undertaken at the express request of the Landlord.

11.

INSURANCE AND INDEMNITY

11.1

Tenant's Insurance

(a)

Without expense to the Landlord, the Tenant shall obtain and keep in force or cause to be obtained and kept in force throughout the Term and any period when the Tenant is in possession of the Lands or any part thereof, the following Insurance coverage:

(i)

all risks property insurance (including flood and earthquake if required by the Landlord, acting reasonably) for the Full Insurable Value in amounts insuring all buildings, improvements and equipment that are built or placed on the Lands, and the basis of the indemnity under such insurance shall be the replacement cost of the buildings, improvements, equipment and other property insured;

(ii)

broad form boiler and machinery insurance on such terms and conditions as the Landlord, acting reasonably, may require;

(iii)

business interruption insurance on such terms and conditions as the Landlord, acting reasonably, may require; and

(iv)

any other form of insurance and with such limits, in such form, in amounts and for risks as the Landlord, acting reasonably, may require from time to time, including without limitation, insurance in respect of any environmental contamination risk.

(b)

Without expense to the Landlord, the Tenant shall obtain and keep in force throughout the Term and any period when the Tenant is in possession of the Lands or any part thereof, comprehensive general liability insurance fully insuring against liability of the Tenant with respect to the Lands or arising out of the maintenance, use or occupation of the Lands, non-owned automobile liability insurance and such other types of insurance as the Landlord, acting reasonably, may require with coverage including the activities and operations conducted by the Tenant, and any other Person on the Lands and by the Tenant and any Person performing work on behalf of the Tenant and those for whom the Tenant is in law responsible. Those policies shall:

(i)

be written on a comprehensive basis in such amounts and on such terms as the Landlord may reasonably require;

(ii)

contain a severability of interests clause and cross-liability clause; and

(iii)

name the Landlord as an additional insured.

(c)

The policies specified under subsections 11.1(a) and 11.1(b) shall name the Landlord as an additional insured and shall contain a waiver of any subrogation rights which the Tenant's insurers may have against the Landlord and those for whom the Landlord is in law responsible, whether the damage is caused by its act, omission or negligence.

(d)

All policies of insurance required under subsections 11.1(a) and 11.1(b) shall:

(i)

be issued by such reputable and duly qualified insurers and be in a form, as are approved by the Landlord, such approval not to be unreasonably withheld;

(ii)

be non-contributing with and shall apply only as primary and not excess to any other insurance available to the Landlord;

(iii)

not be invalidated as respects the interests of the Landlord by reason of any breach or violation of warranties, representations, declarations or conditions contained in the policies; and

(iv)

contain an undertaking by the insurers to notify the Landlord and any mortgagee of the Landlord's interest in the Lands in writing not less than thirty (30) business days before any material change, cancellation or termination.

(e)

Upon the issue of and upon every renewal, each policy or a certified duplicate of each policy of insurance or other satisfactory evidence of adequate insurance shall be delivered to the Landlord. Upon request by the Landlord, the Tenant shall deliver, proof of payment of premiums for insurance required to be effected pursuant to this Article 11. No review or approval of any insurance certificate or insurance policy by the Landlord derogates from or diminishes the Landlord's rights under this Lease.

(f)

Any of the policies of insurance referred to in subsections 11.1 (a) and 11.1 (b)

may, with the approval of the Landlord, which approval shall not be unreasonably withheld, provide that the amount payable in the event of any loss shall be reduced by a deductible amount designated by the Tenant and approved by the Landlord, such approval not to be unreasonably withheld. The Tenant shall be a co-insurer to the extent of the amount deducted from the insurance moneys paid in the event of any loss, and the said amount shall, for the purposes of this Lease, be included as part of the insurance moneys payable and paid.

(g)

If any of the policies of insurance referred to in subsections 11.1 (a) and 11.1 (b) contain any co-insurance clauses, the Tenant shall maintain at all times a sufficient amount of insurance to meet the requirements of such co-insurance clause so as to prevent the Landlord or the Tenant from becoming a co-insurer under the terms of such policy or policies and to permit full recovery from the insurer in the event of loss.

11.2

Full Insurable Value

For the purposes of Section 11.1, "Full Insurable Value" of any building, improvement, equipment or other property shall be determined by the Tenant at the time the insurance is initially taken out and thereafter at least once every 12 months, and the Tenant shall promptly notify the Landlord in writing of each such determination, provided that the Landlord may at any time (but not more frequently than once in any 12 month period), by written notice to the Tenant, require the full insurable value of any building, improvement, equipment or other property to be redetermined by an independent qualified valuator designated by the insurer's agent. Such redetermination shall be made promptly and the results of such redetermination communicated in writing to the Tenant and the Landlord.

11.3

Cancellation of Insurance

The Tenant shall comply promptly with the requirements of all insurers, pertaining to the Lands and the Project. The Tenant shall not do or permit anything to be done that results in the cancellation or threatened cancellation or the reduction of coverage or threatened reduction of coverage under any insurance policy on the Lands, or any part of the Lands, or on the Project, or any part of the Project.

11.4

Waiver

Without limiting the generality of Section 11.6 , the Tenant waives as against the Landlord, each claim and demand of every nature whatsoever for damage, loss or injury to the buildings, improvements and equipment upon the Lands, including without limitation, the Project, and to the property of the Tenant in, upon or about the Lands and the Project, which shall be caused by or result from fire or other perils, events or happenings which ought to have been covered by insurance pursuant to Section 11.1 whether or not such claim or demand is covered by insurance.

11.5

Payment of Insurance Proceeds

The policies of insurance provided for in Sections 11.1(a)(i), (ii), (iii) and (iv) shall name the Landlord as an additional insured and shall be payable to the Tenant, and any loss adjustment shall require the written consent of any party with an interest in such policy (unless the disposition of such proceeds is otherwise agreed by them). The Landlord agrees that its share of any loss adjustment shall be made available and be paid to the Tenant if any buildings or improvements on the Lands in respect of which the loss adjustment is made is restored or rehabilitated pursuant to Section 12.1 .

11.6

Limit of Liability for Landlord

The Landlord shall not at any time or to any extent whatsoever be liable, responsible or in any way accountable for any loss, injury, death or damage to any person or property which may be suffered or incurred by reason of this Lease, the exercise of any right under this Lease, or the condition, use or occupation of the Lands or any portion of the Lands, or any buildings or improvements on the Lands, including without limitation, the Project, or contents of any such buildings or improvements, whether suffered or incurred by the Tenant, or any other person or property on or off the Lands and whether or not the same is caused by or in any way results from or arises out of any act or omission of the Tenant, or any other person or any other matter or thing, except to the extent that the same arises by reason of the negligent act or negligent omission of the Landlord and is not covered by insurance which the Tenant has effected or is required to effect pursuant to this Lease, and the Tenant:

(a)

covenants to indemnify and save harmless the Landlord against and from; and

(b)

waives all claims, counterclaims, and rights of set-off against the Landlord in respect of,

each claim, action, proceeding and liability, whatsoever on account or in respect of any such loss, injury, death or damage.

11.7

Tenant to Defend

If any claim, action or proceeding described in Section 11.6 is made or commenced against the Landlord then at the request of the Landlord the Tenant shall at the Tenant's expense vigorously resist and defend the same with counsel satisfactory to the Landlord. The obligation of indemnity in Section 11.6 shall apply to all costs and fees which the Landlord may incur in connection with each such claim, action and proceeding.

11.8

Indemnification

Except as otherwise expressly limited by any other provision of this Lease, the Tenant shall indemnify and save harmless the Landlord and those for whom the Landlord is in law responsible from and against any and all liabilities, damages (including loss of all Rent payable by the Tenant), costs, expenses, causes of actions, claims, suits and judgments which the Landlord may incur or suffer or be put to by reason of or in connection with or arising from:

(a)

any breach, violation or non-performance by the Tenant of any obligation contained in this Lease to be observed or performed by the Tenant;

(b)

any damage to the property of the Tenant or any person claiming through or under the Tenant or damage to any other property howsoever occasioned by the condition, use, occupation, repair or maintenance of the Lands or any portion;

(c)

any injury to any person, including death resulting at any time therefrom,

occurring in or about the Lands; or

(d)

any wrongful act or neglect of the Tenant, or those for whom the Tenant is at law responsible, in and about the Project and the Lands,

including without limitation, the full amount of all legal fees, costs, charges and expenses and the costs of removal, treatment, storage and disposal of any Environmental Contaminants and remediation of the Lands which may be paid, incurred or asserted against the Landlord for, with respect to, or as a direct or indirect result of, the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission or release from, the Lands or into or upon any other land, the atmosphere or any water works, body of water or wetland of any Environmental Contaminants. Should the Landlord, without fault on its part, be made a part to any litigation commenced by or against the Tenant, then the Tenant shall protect, indemnify and hold the Landlord harmless and shall promptly pay all costs, expenses and legal fees, on a solicitor-client basis, incurred or paid by the Landlord in connection with such litigation as additional rent upon demand. The Tenant shall also promptly pay as additional rent upon demand all costs, expenses and legal fees that may be incurred or paid by the Landlord in enforcing the terms, covenants and conditions in this Lease, unless a Court shall decide otherwise.

11.9

Workers' Compensation Coverage

(a)

At all times during the Term, the Tenant shall at its own expense procure and carry, or cause to be procured and carried and paid for, full workers' compensation coverage in respect of all workmen, employees, servants, and others engaged in any work on the Lands, non-payment of which would create a lien on the Lands or the Project.

(b)

The Tenant shall immediately notify the Landlord of any dispute involving third parties which may arise in connection with obtaining and maintaining the workers' compensation coverage required under this Lease if such dispute results in the requisite coverage not being in place, and the Tenant shall take all reasonable steps to ensure the resolution of such dispute forthwith. At all times the Tenant shall indemnify and save harmless the Landlord, its servants and agents from and against all damages, costs, claims, suits, judgments and demands which the Landlord may incur or suffer as a result of any default by the Tenant of its obligations under this Section 11.9 to ensure that the said full workers' compensation coverage is maintained. The Tenant shall further ensure that no amount of the said workers' compensation coverage is left unpaid so as to create a lien on the Lands or the Project. If the workers' compensation coverage required by this Section 11.9 is not in place within 60 days of the date of the notice to the Landlord hereinbefore mentioned, the Landlord shall be entitled to have recourse to the remedies of the Landlord specified in this Lease or available at law or equity.

12.

DAMAGE, DESTRUCTION AND EXPROPRIATION

12.1

Rent not to Abate

The partial destruction or damage or complete destruction by fire or other casualty of the Project shall not terminate this Lease or entitle the Tenant to surrender possession of the Lands or the Project or to demand any abatement or reduction of the Rent or other charges payable under this Lease.

12.2

Tenant's Obligations when the Project is Damaged or Partially Destroyed

The Tenant covenants and agrees with the Landlord that in the event of damage to or partial destruction of the Project, the Tenant, subject to the regulations and requirements of any applicable governmental authority having jurisdiction, shall repair, replace, or restore any part of the Project so destroyed.

12.3

Tenant's Obligations when the Project is Completely or Substantially Destroyed

In the event of complete or substantially complete destruction of the Project such that the Project cannot be replaced or repaired with reasonable diligence within 240 days from the happening such event of damage or destruction, the Tenant may either:

(a)

subject to the Landlord's right of termination as set forth in Section 12.8, and subject to the regulations and requirements of any applicable governmental authority having jurisdiction, repair, replace, or restore any part of the Project so destroyed; or

(b)

within sixty (60) days of such event of damage or destruction, terminate this Lease by giving the Landlord notice in writing of such termination, in which event this

Lease and the Term hereby demised shall cease and be at an end as at the date of such damage or destruction and all Rent shall be apportioned to the date of notice of termination.

12.4

Replacement, Repair or Reconstruction to be Carried Out in Compliance with Article 8

Any replacement, repair, or reconstruction of the Project or any part thereof pursuant to the provisions of Sections 12.2 or 12.3 shall be made or done in compliance with the provisions of Article 8.

12.5

Expropriation

If the Lands or any portion of the Lands are expropriated or condemned at any time during the

Term the Landlord shall have no liability to the Tenant for the Landlord's inability to fulfil any of its covenants in this Lease, but in each such event the Landlord and the Tenant may seek compensation separately from the expropriating authority but shall co-operate in seeking such compensation, and if a joint award of compensation is made, it shall be divided as agreed between the Landlord and the Tenant and failing agreement within 90 days of the award, as determined by arbitration pursuant to Section 21.1.

12.6

Payment of Insurance Proceeds

Forthwith after the occurrence of any damage or destruction, the Landlord will appoint a Trustee and will deliver notice of such appointment to the Tenant. The Landlord and the Tenant will instruct the insurer that all insurance proceeds are to be paid to the Trustee forthwith on behalf of the Landlord and the Tenant on such terms as the Trustee may reasonably require including any requirement that the Tenant indemnify and save harmless the Trustee from and against all actions, claims, demands, loss, damage, liability, costs, and expense the Trustee may suffer or incur or be put to arising from the carrying out of its duties as set out in this Lease. The Landlord and the Tenant will irrevocably authorize and instruct the Trustee to pay to the Tenant from time to time out of the insurance proceeds such sums as the Tenant may require for the repair or rebuilding of the Project.

12.7

Insufficient Proceeds

The Tenant's obligation to repair or rebuild will not be affected by insufficient insurance proceeds and the Tenant will ensure that it has sufficient funds over and above the insurance proceeds to so repair or rebuild.

12.8

Landlord's Right of Termination when Project is Completely or Substantially Destroyed

In the event of complete or substantially complete destruction of the Project such that the Project cannot be replaced or repaired with reasonable diligence within 320 days from the happening such event of damage or destruction, the Landlord may within sixty (60) days of such event of damage or destruction, terminate this Lease by giving the Tenant notice in writing of such termination, in which event this Lease and the Term hereby demised shall cease and be at an end as at the date of such damage or destruction and all Rent shall be apportioned to the date of the notice of termination.

13.

ASSIGNMENT AND SUBLETTING

13.1

Consent Required

The Tenant may assign this Lease in whole or in part, sublet all or any part of the lease of the Lands or the Project, mortgage, charge or otherwise encumber (including without limitation, by way of floating charge debenture) this Lease or the Project, of the Lands or any part thereof, or permit the occupation of, or part with or share possession, of all or any part of the Lease of the Lands or the Project, by any Person (all of the foregoing being hereinafter collectively referred to as a "Transfer"), with the prior written consent of the Landlord in each instance, which consent will not be unreasonably withheld or delayed. The consent by the Landlord to any Transfer, if granted, shall not constitute a waiver of the necessity for such consent to any subsequent Transfer. This prohibition against a Transfer without consent is to be construed so as to include a prohibition against any Transfer by operation of law and no Transfer shall take place by reason of a failure by the Landlord to give notice to the Tenant within thirty (30) business days as required by Section 13.2.  Unless there is an assignment in full by the Tenant of all the Lease hereby created and such assignment is approved by the Landlord with sufficient surety, the Tenant shall not be released from its obligations hereof for any other sublet, assignment or other disposition.

If there is a permitted Transfer of this entire Lease, the Landlord may collect Rent from the assignee, subtenant or occupant (all of the foregoing being hereinafter collectively referred to as the "Transferee"), and apply the net amount collected to the Rent required to be paid pursuant to this Lease. Any document or consent evidencing such Transfer of this Lease if permitted or consented to by the Landlord shall be prepared by the Landlord or its solicitors, and all legal costs with respect thereto shall be paid by the Tenant to the Landlord forthwith upon demand. Any consent by the Landlord shall be subject to the Tenant causing any such Transferee to promptly execute an agreement directly with the Landlord agreeing to be bound by all of the terms, covenants and conditions contained in this Lease as if such Transferee had originally executed this Lease as Tenant. Unless approved by the Landlord, no assignment nor sublet under this Article shall relieve the Tenant of its obligations under this Lease.

13.2

Landlord's Consent

If the Tenant intends to effect a Transfer of all or any part of the Lands, the Project or this Lease, in whole or in part, or any estate or interest hereunder, then and so often as such event shall occur, the Tenant shall give prior written notice to the Landlord of such intent, specifying therein the proposed Transferee and providing such information with respect thereto, including without limitation, information concerning the principals thereof and such credit, financial or business information relating to the proposed Transferee as the Landlord requires, and the Landlord shall, within thirty (30) business days thereafter, notify the Tenant in writing that it consents or does not consent in accordance with the provisions and qualifications in this Article 13, to the Transfer.

13.3

Consent to Transfer

(a)

In considering whether to grant consent to a Transfer or a Share Transfer (as herein defined), in addition to any other statutory or common law conditions or tests in respect of the withholding of consent, the Landlord may refuse to give its consent if:

(i)

the proposed transferee or shareholder:

(A)

does not have a history of successful business operation in the business conducted from the Lands;

(B)

does not have a good credit rating and a substantial net worth; or

(C)

is not able to finance the acquisition of its interest in the Project and the Lands or its interest in the shares of the Tenant and the

Tenant's operations at the Lands without a material risk of defaulting under this Lease and in a manner that will enable it or the Tenant to carry on business successfully from the Lands throughout the Term;

(ii)

there is a history of defaults under commercial leases by the proposed transferee or shareholder or by companies or partnerships that the proposed transferee or shareholder was a principal shareholder of or partner in at the time of the defaults;

(iii)

the length of time since the previous Transfer or Share Transfer is less than twenty-four (24) months; or

(iv)

the Landlord does not receive sufficient information from the Tenant or the proposed transferee or shareholder to enable it to make a determination concerning the matters set out above;

and the Landlord shall not be liable for any claims, actions, damages, liabilities or expenses of the Tenant or any proposed transferee or shareholder arising out of the Landlord unreasonably withholding its consent to such Transfer or Share Transfer and the Tenant's only recourse shall be to bring an application for a declaration that the Landlord shall grant its consent to such Transfer or Share Transfer.

(b)

The Landlord shall have a period of thirty (30) business days following receipt of sufficient information to make a determination concerning the matters set forth in Section 11.3(a) to notify the Tenant in writing that the Landlord either gives or refuses to give its consent to the proposed Transfer or Share Transfer.

13.4

Corporate Ownership

(a)

If the Tenant is a corporation or the Landlord has consented to a Transfer of this Lease to a corporation, then any transfer or issue by sale, assignment, bequest, inheritance, operation of law or other disposition, or by subscription, from time to time of all or any part of the corporate shares of the Tenant or of any parent or subsidiary corporation of the Tenant or any corporation which is an associate or affiliate of the Tenant (as those terms are defined pursuant to the Canada Business Corporations Act or the British Columbia Business Corporations Act, whichever is applicable and amendments thereto), which results in any change in the present effective voting control of the Tenant by the Person holding such voting control at the date of execution of this Lease (or at the date a Transfer of this Lease to a corporation is permitted) (all of the foregoing being hereinafter referred to as a "Share Transfer") and which does not receive the prior written consent of the Landlord in each instance (which consent shall not be unreasonably withheld or delayed) entitles the Landlord to terminate this Lease upon five (5) business days' written notice to the Tenant.

(b)

The Tenant shall make available to the Landlord, or to its lawful representatives, all corporate books and records of the Tenant for inspection at all reasonable times, in order to ascertain whether there has been any change in control of the Tenant corporation.

(c)

Notwithstanding the foregoing, this Section 13.4 shall not apply to:

(i)

a Share Transfer that occurs as a result of the death of the transferor; or

(ii)

if and so long as:

(A)

the Tenant is a public corporation whose shares are traded and listed on any recognized stock exchange in Canada or the United States; or

(B)

the Tenant is a private corporation but is controlled by a public corporation defined as aforesaid.

13.5

Mortgaging by Tenant

The Tenant may mortgage its leasehold interest under this Lease and its interest in the Lands and the Project with the written consent of the Landlord, consent not to be unreasonably with held, except that the Tenant may mortgage (whether by assignment or sublease) its leasehold interest under this Lease and its interest in the Lands and the Project without the consent of the Landlord for the purpose of financing the Tenant.

13.6

Tenant to Comply with all of its Obligations

The Tenant shall observe and perform all of its obligations incurred in respect of assignments, subleases, agreements for lease, and Mortgages of its leasehold interest in the Lands and the Project, and shall not suffer or allow any such obligations to be in default; and if any such default shall occur, the Landlord may, but shall not be obliged to, rectify such default for the account of the Tenant, and any amount paid by the Landlord in so doing, together with all costs and expenses of the Landlord, shall be reimbursed to the Landlord by the Tenant on demand plus an administration fee of 15% together with interest at the rate set forth in Section 18.8.

13.7

Assignment by the Landlord

If the Landlord sells, leases or otherwise disposes of the Lands or any part thereof, or if the Landlord assigns this Lease or any interest of the Landlord hereunder, and to the extent that the purchaser, tenant under such lease or assignee of this Lease has assumed the covenants and obligations of the Landlord hereunder, including, without limitation, the options to purchase and right of first refusal herein contained, the Landlord shall, thereupon without further agreement, be released and relieved of all liability with respect to such covenants and obligations.

The Landlord shall cause such above referenced purchaser or transferee, as the case may be, to enter into an agreement with the Tenant under which such purchaser or transferee covenants that so long as it retains an interest in the Lands, it shall perform the obligations of the Landlord hereunder and be bound by all of the provisions of this Lease, including, without limitation, the right of first refusal herein contained and this provision as to sales and transfers which shall apply to each and every subsequent sale or transfer of the Lands.

The Landlord and the Tenant have executed these presents upon the understanding that a short form of the Lease, including without limitation the right of first refusal herein contained, may be registered on the title to the Lands in priority to all mortgages, financial liens, charges or encumbrances which may affect the rights and interest of the Tenant under the Lease, and notwithstanding anything else contained herein, the Tenant will not be required to subordinate or give priority to any chargeholder if the Tenant determines that such charge will affect the rights and interest of the Tenant under the Lease.

13.8

Extinguishment of Subleases

Upon the termination, forfeiture or acceptance of a surrender of this Lease as to all or any portion of the Lands prior to the expiry of the Term, all subleases and other interests created by the Tenant in respect of all or such portion of the Lands and the rights of all persons claiming thereunder shall be extinguished.

14.

LANDLORD'S SPECIAL RIGHTS, ACCESS AND RESERVATIONS

14.1

Easements and Statutory Rights-of-way

The Landlord expressly reserves unto itself, and the demise of the Lands is subject to the easements and statutory rights-of-way described in Schedule B attached to this Lease for utilities and facilities and systems on or under the Lands and to any future easements and rights-of-way which may be registered against title to the Lands, provided that such future easements and rights-of-way shall not materially adversely affect the Tenant's use and enjoyment of the Lands. The full description of such existing easements and statutory rights-of-way and a plan indicating their location shall be provided by the Landlord to the Tenant. If during the Term the Landlord reasonably requires the expansion of any existing easements or statutory rights-of-way, and such does not unreasonably restrict the Tenant's use of the Lands, the Tenant shall grant such addition to such easement or statutory right-of-way or pay to the Landlord the cost of constructing the utilities, facilities and systems through an alternate route. To maintain and replace the works within the easements and statutory rights-of-way the Landlord may as a licence only enter the Lands alongside the easements and statutory rights-of-way as may be reasonably necessary.

14.2

Reservations

The Landlord expressly reserves all oil, gas, hydrocarbons and other minerals of every type whatsoever in and under the Lands and the right with the written consent of the Tenant to enter by its servants, agents and licensees upon the Lands to conduct the activities of exploring for, mining, extracting and removing the same without payment therefor to the Tenant. Prior to such entry the Landlord shall give to the Tenant written notice describing in reasonable detail the activities which the Landlord proposes to undertake and the Tenant shall not unreasonably withhold its consent to such entry or activities. No activity conducted pursuant to this Section shall interfere with the Tenant's use of the Lands or the Project, or the stability of any building or improvement constructed on the Lands. No operations for such exploration, mining, extraction, or removal on or from the Lands shall be conducted from the surface of the Lands but only at a depth beneath the surface as will ensure no interference with the use of the Lands as an Project or the stability of any building or improvement constructed on the Lands.

14.3

Inspection of Lands

The Landlord, it's servants, agents, contractors and representatives shall be entitled at all reasonable times to go and enter upon the Lands and the Project and each building and other improvement on the Lands for any of the following purposes:

(a)

inspecting the same, including the environmental condition of the Lands;

(b)

inspecting the performance by the Tenant of the terms, covenants, agreements and conditions of this Lease;

(c)

posting and keeping posted thereon notices as required or permitted by any law;

(d)

during the last 2 years of the Term, exhibiting the Lands to prospective tenants and purchasers of the Lands or any portion of the Lands; or

(e)

any other reasonable purpose.

14.4

Tenant may Accompany

The Tenant shall have the right to accompany any person conducting an inspection or entering upon the Lands or the Project pursuant to subsections 14.3(a), (b) or (e).

15.

STATUS STATEMENT, ATTORNMENT AND SUBORDINATION

15.1

Status Statement

Within ten (10) business days after the Landlord requests it from the Tenant, the Tenant shall deliver to the Landlord, on a form supplied by the Landlord, a status statement or certificate to any proposed mortgagee, purchaser, or other disposition of part or all of the Lands and to the Landlord, stating:

(a)

that this Lease is in full force and effect, except only for any modifications that are set out in the statement or certificate;

(b)

the commencement and expiry dates of the Lease;

(c)

the date to which Rent has been paid under this Lease and the amount of any prepaid Rent or any deposits held by the Landlord;

(d)

that there is not any uncured default on the part of the Landlord or if there is a default, the certificate shall state the particulars;

(e)

whether there are any set-offs, defence or counter-claim against enforcement of the obligations to be performed by the Tenant under this Lease;

(f)

with reasonable particularity, details concerning the Tenant's and any indemnifier's financial standing and corporate organizations; and

(g)

any other information or statement that a proposed mortagee, purchaser, or dispose may reasonably require.

15.2

Subordination and Attornment

The Landlord shall not mortgage, charge, or otherwise encumber the Lands, without the prior consent of the Tenant, which consent shall not be withheld in any case where no right or interest of the Tenant under this Lease could be materially jeopardized as a result of giving such consent. Upon the written request of the Tenant, the Landlord shall use its reasonable efforts to obtain at the Tenant's expense an agreement from any permanent financing mortgagee of the Lands to the effect that upon the execution and delivery by the Tenant to the Landlord of the Lease, and notwithstanding any default of the Landlord under any such mortgage, charge or encumbrance, if the Tenant shall pay the Rent and comply with all of the terms and conditions contained in the Lease and attorn to the permanent financing mortgagee, the Tenant shall be permitted to remain in quiet possession of the Lands without interruption or disturbance from the permanent financing mortgagee; or, at the option of the permanent financing mortgagee, shall be entitled to obtain a new lease for the unexpired Term of the Lease, on the same terms and conditions as contained in the Lease. The Tenant shall:

(i)

promptly execute such documents as may be required by the Landlord to give effect to the foregoing; and

(ii)

indemnify the Landlord from and against all costs including legal costs incurred by the Landlord in connection with obtaining and preparing any such documents.

16.

QUIET ENJOYMENT

16.1

Quiet Enjoyment

If the Tenant without default pays the Rent and other amounts at the times and in the manner provided in this Lease and keeps and performs all the terms, covenants, agreements and conditions of this Lease on the Tenant's part to be kept and performed, the Tenant may possess and enjoy the Lands for the Term without disturbance or interruption by the Landlord or by any person claiming by, through or under the Landlord, subject to the terms and conditions of this Lease.

16.2

Exception

If during the Term the Tenant is disturbed in its quiet enjoyment of the Lands or any part of the Lands, it shall not be entitled to call upon the Landlord to defend or warrant it against such disturbance unless the disturbance is caused by the negligent act or negligent omission of the Landlord, its agents or employees, the default of the Landlord under this Lease, or by proceedings involving a defect in title of the Landlord to the Lands or any portion of the Lands (collectively the "Disturbance Exceptions"). In the event of such disturbance the Tenant shall, until evicted from the Lands, abide by and fulfil each of its obligations under this Lease in the same manner as if such disturbance had not taken place but shall be entitled to exercise any right of set-off it may have against the Landlord in respect of a disturbance caused by any of the Disturbance Exceptions. If the Tenant is evicted the Landlord shall indemnify the Tenant for each loss, cost and liability it suffers as a result of such eviction but only if such eviction is caused by any of the Disturbance Exceptions.  Proceedings related to or arising out of any expropriation of the Lands or any portion of the Lands, shall be deemed not to involve lack of title of the Landlord thereto.

17.

LANDLORD'S AND TENANT'S ADDITIONAL OBLIGATIONS

17.1

Landlord's Obligations

The Landlord shall, upon written request, advise the Tenant of the location of all easements and rights of ways on the Lands.

17.2

Tenant's Obligations

(a)

The Tenant shall be required to prepare working drawings of any proposed work to be done or improvements to be constructed on the Lands and the Tenant shall obtain the written consent of the Landlord to any such work or improvements prior to the commencement of any such work or construction of any such improvements.

(b)

The Tenant shall be responsible for securing any and all necessary building permits and approvals required by any applicable regulatory authorities for all work to be performed or improvements to be constructed by the Tenant on the Lands.

18.

DEFAULT, TERMINATION AND EXPIRY

18.1

Default, Termination and Expiry

If the Tenant:

(a)

fails or neglects to make any payment due to the Landlord or any other Person under this Lease within 5 business days after the Landlord gives to the Tenant written notice that the payment is overdue; or

(b)

fails or neglects to cure any default of any of the other terms, covenants, agreements or conditions in this Lease on its part to be observed, kept or performed, within 15 business days after the Landlord gives to the Tenant written notice of such default, then in each such event the Landlord may, by written notice to the Tenant, forthwith terminate this Lease as to all or any portion of the Lands without entry thereon and all rights of the Tenant thereto shall then cease.

18.2

Adjustment of Notice Period

Notwithstanding the 15 day period set out in subsection 18.1 (b):

(a)

whenever the health or safety of any person or property, whether on or off the Lands, is in jeopardy or the Landlord's or Tenant's interest in the Lands or any portion of the Lands is in jeopardy or made liable to any lien or charge which the Tenant is required to discharge, the Landlord may in the notice of default given pursuant to subsection 18.1(b) require that the default be cured within any period not less than 5 business days but shorter than 15 business days, and in such case subsection 18 .1 (b) shall be deemed to refer to such shorter period; and

(b)

if a default in respect of which notice is given pursuant to subsection 18.1(b) cannot with due diligence be cured within 15 business days or such shorter period as the Landlord may have specified in the notice (the onus of proving the same being upon the Tenant), and the Tenant:

(i)

within 5 business days after receipt of such notice, notifies the Landlord of such inability and of the schedule for curing the default which the Tenant proposes to follow, including an estimated completion date;

(ii)

immediately commences and diligently carries out to completion all acts necessary to cure such default; and

(iii)

keeps the Landlord informed of each delay anticipated or experienced by the Tenant which is likely to further delay the cure of such default,

then the Landlord shall refrain from exercising its rights under Section 18.1 in respect of such default.

18.3

Deemed Breach

If:

(a)

any proceedings under the Bankruptcy and Insolvency Act of Canada, or other statute of similar purport are commenced against the Tenant, and such proceedings are not dismissed before an adjudication of bankruptcy, the appointment of a trustee, or the confirmation of a composition, arrangement or plan of reorganization;

(b)

the Tenant is adjudged insolvent or makes an assignment for the benefit of its creditors or otherwise takes the benefit of any statute for the benefit of insolvent debtors;

(c)

a writ of attachment or execution is levied on the leasehold estate hereby created or any property of the Tenant upon the Lands and is not released or satisfied within 30 days thereafter;

(d)

a receiver, trustee, sequestrator or liquidator is appointed in any proceeding or action with authority to take possession or control of the leasehold interest of the Tenant under this Lease, any portion of the Lands or the business conducted thereon by the Tenant, and such appointee is not discharged within a period of 30 days after his appointment;

(e)

the Tenant abandons the Lands;

(f)

any sale, transfer, assignment, sublease or parting with possession which is contrary to Article 13 occurs or purports to occur and is not remedied within 30 days after its occurrence; or

(g)

any resolution is passed or other step taken for the winding-up, liquidation or other termination of the corporate existence of the Tenant and such winding-up, liquidation or termination occurs;

each such event shall be deemed to constitute a breach of this Lease by the Tenant and the Landlord may by written notice, but without entry or other action of the Landlord and subject to the provisions of Part 19, terminate this Lease immediately upon the sending of such notice and all rights of the Tenant under this Lease and all rights of any persons claiming under the Tenant, shall thereupon cease and all Rent then due plus Rent for the next following three months shall forthwith become due and be payable to the Landlord.

18.4

Re-Entry

Upon the termination or forfeiture of this Lease or if a surrender of this Lease is accepted, the Tenant at the request of the Landlord, immediately shall do any or all of the following acts:

(a)

execute and deliver to the Landlord a deed or other document in form satisfactory to the Landlord conveying and surrendering to the Landlord all right, title and interest of the Tenant to and in the Lands;

(b)

deliver vacant possession of the Lands to the Landlord in neat and clean condition with the buildings, improvements and equipment not required to be demolished and removed therefrom, in the same condition in which they are required to be maintained under; and

(c)

subject to Section 18.6:

(i)

demolish such buildings and improvements thereon and remove such material and equipment therefrom as may be specified by the Landlord; and

(ii)

restore such portion as nearly as possible to the condition which existed prior to construction of any buildings or improvements thereon,

and the Landlord without further notice to the Tenant shall have the right immediately to enter such portion of the Lands and the buildings and improvements thereon, to take possession thereof with or without process of law, to remove all personal property therefrom and all persons occupying such portion of the Lands, to use all necessary force therefor, and in all respects to take the actual, full and exclusive possession of such portion of the Lands as of the Landlord's original estate, without incurring any liability to the Tenant or to any Person occupying or using such portion of the Lands for any damage caused or sustained by reason of such termination, forfeiture, surrender, entry, removal, use or taking, and without limiting Section 11.6, the Tenant covenants to indemnify and save harmless the Landlord against and from all costs, loss and damage whatsoever arising from or occasioned by any of the foregoing.

18.5

Liability and Indemnity to Continue

Notwithstanding any termination, forfeiture or surrender of this Lease as to all or a portion of the Lands, the provisions of Article 11 shall continue in effect and all rights of the Landlord with respect to any event occurring or circumstance existing up to the date of delivery up of possession of such portion as required under this Lease, shall be fully preserved.

18.6

Prospective Damages

Notwithstanding termination or forfeiture of this Lease as to all or any portion of the Lands the Tenant shall be liable to the Landlord for the amount of Rent and other charges and interest on such Rent payable by the Tenant for the balance of the Term as if such termination or forfeiture had not occurred, less the actual amount of Rent and payments on account of such charges and interest hereafter received by the Landlord in respect of that portion and applicable to the balance of the Term following deduction by the Landlord of costs of re-entry, making such portion leasable, and renting the same.

18.7

Waiver by Tenant

[Intentionally Deleted]

18.8

Interest

If the Tenant defaults in making any payment due to the Landlord under this Lease, the Tenant shall pay to the Landlord from the date the payment was due until the date payment is actually made to the Landlord, interest on the amount due at the rate which is the aggregate of 5% per annum plus the Prime Rate, calculated monthly, not in advance. It is agreed that if the Prime Rate changes, and so often as the same occurs at any time the rate of interest charged under this Lease shall change on the same day and in the same amount as the Prime Rate changed. Acceptance of any late payment without interest shall not constitute a waiver of the Landlord's right to require interest on the amount due.

18.9

All Amounts Constitute Rent

All amounts other than Rent payable by the Tenant to the Landlord under this Lease shall be recoverable in the ways permitted for the recovery of Rent in arrears as though such amounts constituted Rent in arrears.

18.10

Right to Distrain

In the event of default in payment of any amount payable to the Landlord under this Lease, the Landlord may seize and sell the Tenant's property on the Lands and apply the proceeds of such sale first to the costs of the seizure and sale, then to interest payable on unpaid amounts, and then to payment of the unpaid amounts. If the Tenant vacates the Lands leaving any Rent or other amount payable under this Lease unpaid, the Landlord, in addition to any remedy otherwise provided by law, may seize and sell the property of the Tenant removed from the Lands at any place to which the Tenant or any other person may have removed such property in the same manner as if such property had remained upon the Lands.

18.11 Landlord May Cure

If the Tenant makes a default under this Lease (other than failing to make a payment to the Landlord), then notwithstanding that the Landlord may have given the Tenant notice of such default or that the Tenant may be purporting to cure such default, the Landlord may, but shall not be required to, cure the default and may enter upon the Lands for such purpose. The

Landlord shall not be liable or in any way responsible for any loss, expense, inconvenience, annoyance or damage resulting to the Tenant or any other person on account thereof and without limiting Section 11.6, the Tenant shall indemnify and save harmless the Landlord against and from all cost, loss and damage whatsoever arising or occasioned thereby and shall repay to the Landlord upon demand the entire cost and expense thereof, including compensation for the efforts of the servants and agents of the Landlord in respect thereof No action taken by the Landlord pursuant to this Section shall be, or be construed to be, a waiver of any default by the Tenant, or as a waiver of any other rights of the Landlord under this Lease.

18.12

Injunctive Relief

In addition to any other remedies provided in this Lease the Landlord shall be entitled to restrain by injunction any violation or attempted or threatened violation by the Tenant of any of the Tenant's covenants or obligations contained in this Lease. In particular, but without limiting the generality of the foregoing, the Tenant acknowledges that the covenants and obligations of the Tenant are designed for the benefit of the Landlord, to facilitate the establishment of the on the Lands and to achieve the objectives of both the Landlord and the Tenant. If the Tenant shall be in breach of any covenant or obligation, including without limiting the generality of the foregoing, the restrictions upon use of the Lands, or shall fail to observe or perform any of the same then without prejudice to any other right or remedy which the Landlord may have under the terms of this Lease and at law, the Landlord shall have the right to bring an action in any Court of competent jurisdiction against the Tenant for an injunction or order directing the Tenant to remedy such default or obligation and for damages.

18.13

Remedies Cumulative

The remedies of the Landlord set out in this Lease are in addition to those permitted or conferred by law and the Landlord may exercise all of its rights and adopt all such remedies separately or cumulatively as it sees fit. No such remedy shall be deemed to be exclusive of any other remedy or to preclude exercise of any right.

18.14

Tenant May Not Terminate

[Intentionally Deleted]

19.

MORTAGING

19.1

Rights of Mortgagee

The Mortgagee under any Mortage referred to in Section 13.5 may enforce such Mortgage and acquire title to the Tenant's leasehold estate in any lawful way and, by its representative or by a receiver, as the case may be, take possession of and manage the Lands, and upon foreclosure of such mortgage may sell or assign the leasehold estate; and the purchaser or assignee of the leasehold estate shall be liable to perform the obligations imposed upon the Tenant by this Lease only so long as such purchaser or assignee has ownership or possession of such leasehold estate.

19.2

 Notice to and Remedies of Mortagee

(a)

No re-entry, termination, acceptance or surrender, disclaimer, or forfeiture of this Lease by the Landlord or by a receiver, interim receiver, receiver-manager, liquidator, custodian, or trustee shall be valid against the Mortagee who has executed and delivered to the Landlord an agreement of mortgage unless the Landlord shall first have given the Mortgagee notice of the default entitling the Landlord to re-enter, terminate, or forfeit this Lease, specifying the nature of the default and stating the Landlord's intention to take such proceedings and requiring the Mortgagee:

(i)

to cure the default specified in the notice within a period of 60 days from the date of receipt of that notice by the Mortagee; or

(ii)

if the default is other than the failure to pay Rent or any others sums required to be paid by the Tenant pursuant to any provisions of this Lease and if the default cannot reasonable be cured within such 60 day period, then to immediately commence to cure the same and to diligently prosecute to conclusion all acts necessary to cure the default, and the Landlord hereby grants the Mortgagee access to the Lands and the Project for that purpose.

(b)

If the default is cured within the period specified, the Mortgagee shall be entitled to become tenant of the Lands and the Project for the balance of the Term remaining at the date of the notice of default, providing that the Mortagee attorns as tenant to the Landlord and undertakes to be bound by and to perform the covenants and agreements of the Tenant under this Lease for so long as it remains tenant and has not assigned the balance of the Term. If there is more than one Mortgage and more than one Mortgagee wishes to cure the default specified in the notice referred to in subsection 19.2(a), then the Landlord agrees to permit the curing of the default or contingency specified in such notice and the assumption of the balance of the Term by that Mortgagee whose Mortgage ranks higher in priority; but if any Mortgagee whose Mortgage ranks higher in priority; but if any Mortgagee has commence a foreclosure action, the provisions of subsection 19.2(c) shall apply.

(c)

(i)

If the Mortgagee commences foreclosure proceedings against the Tenant, whether or not the Tenant is in default of the performance of its covenants and agreements with the Landlord under this Lease at the time such foreclosure proceedings are commenced, the Landlord shall not re-enter, terminate, or forfeit this Lease after the commencement of foreclosure proceedings on the ground of any default or contingency entitling the Landlord to re-enter, terminate, or forfeit this Lease if the Mortgagee:

(A)

first gives notice to the Landlord of the foreclosure proceedings;

(B)

is actively prosecuting the foreclosure proceedings without undue delay;

(C)

cures the default within a period of 60 days from the date of receipt of notice from the Landlord specifying the nature of the default, or if the default is other than the failure to pay Rent or any other sums required to be paid by the Tenant pursuant to any provisions of this Lease and if such default cannot reasonably be cured within such 60 day period, immediately commences to cure the same and to diligently prosecute to conclusion all acts necessary to cure the default; and

(D)

performs and observes all of the Tenant's covenants and agreements under this Lease and without undue delay diligently prosecutes to a conclusion the foreclosure proceedings commenced by the Mortgagee.

(ii)

If the Mortgagee acquires title to the Tenant's interest in the Lands and the Project pursuant to the foreclosure proceedings, the Mortgagee shall thereupon become subrogated to the rights of the Tenant under this Lease, provided it attorns to the Landlord as tenant and undertakes to be bound by and to perform the covenants and agreements of the Tenant under this

Lease for so long as it remains tenant and has not assigned the balance of the Term. If there is more than one Mortgage and more than one Mortgagee commences foreclosure proceedings the right to cure any default granted by this subsection 19.2( c) to a foreclosing Mortgagee shall be granted to the Mortgagee whose Mortgage ranks higher in priority.

(d)

If this Lease shall be subject to termination or forfeiture pursuant to Article 18 by reason of the bankruptcy or insolvency of the Tenant and the Mortgagee has filed with the Landlord notice of Mortgage in favour of the Mortgagee and specified an address for notice, the Landlord shall give to the Mortgagee notice of the bankruptcy or insolvency of the Tenant entitling the Landlord to terminate or forfeit this Lease, and stating the Landlord's intention to take such proceedings, and requiring the Mortgagee to cure any other default of the Tenant; and the Tenant's other default shall be deemed to have been sufficiently cured if the Mortgagee:

(i)

commences foreclosure proceedings against the Tenant as more particularly set out in subsection 19.2(c);

(ii)

takes possession and control of the Lands and the Project, or causes a receiver to be appointed, under the terms of the Mortgage or by a court of competent jurisdiction, who takes possession and control of the Lands and the Project, and the Landlord hereby grants the Mortgagee or such receiver access to the Lands and the Project for that purpose;

(iii)

cures every default within a period of 60 days from the date of receipt by the Mortgagee of the notice from the Landlord of the bankruptcy or insolvency of the Tenant, or if such default or defaults are other than the failure to pay Rent or any other sums required to be paid by the Tenant pursuant to any provisions of this Lease and if such default or defaults cannot reasonably be cured within such 60 day period, immediately commences to cure the same and to diligently prosecute to conclusion all acts necessary to cure the default or defaults; and

(iv)

attorns as tenant to the Landlord and undertakes to be bound by and to perform the covenants and agreements of the Tenant under this Lease for so long as it remains tenant and has not assigned the balance of the Tenn.

If there is more than one Mortgagee, the right to take possession and control to cure any default and to assume the Lease shall be granted to the Mortgagee who wants to do so and whose Mortgage ranks higher in priority.

(e)

Any re-entry termination, or forfeiture of this Lease made in accordance with the provisions of this Lease as against the Tenant shall be valid and effectual against the Tenant even though made subject to the rights of any Mortgagee to cure any default of the Tenant and to continue as tenant under this Lease.

(f)

No entry upon the Lands or the Project by the Mortgagee pursuant to this Section 19.2 for the purpose of curing any default or defaults of the Tenant shall release or impair the continuing obligations of the Tenant.

19.3

Mortgage Subject to Landlord's Rights Under Lease

Subject to the provisions of Section 19.2, every Mortgage shall be made expressly subject to the rights of the Landlord under this Lease.

i.1

Protection of Mortgagee

The Landlord and the Tenant agree that the obligations of the Landlord under Section 19.2 are subject to the Mortgagee at such time entering into an agreement whereby the Mortgagee covenants and agrees that if it acquires title to the Tenant's interest in this Lease, but only for so long as it holds such title, it shall perform and observe the covenants and agreements required of the Tenant to be performed and observed, if not performed or observed by the Tenant, whether or not the Landlord has taken any steps to enforce performance or observance of any of the covenants and agreements in this Lease to be performed or observed by the Tenant.

20.

MISCELLANEOUS

20.1

Registration

The Tenant shall, at the Tenant's sole cost and expense, be entitled to register a short form of this Lease, including without limitation, the right of first refusal herein contained in the applicable Land Title Office, in a form satisfactory to both the Landlord and the Tenant, acting reasonably.

20.2

Waiver

None of the terms, covenants, agreements or conditions of this Lease shall be or be deemed or construed to be waived by the Landlord except by the written consent of the Landlord and that if the Landlord fails or neglects for any reason to take advantage of any of the terms in this Lease permitting the termination or forfeiture of this Lease in whole or in part, or any other remedy or action by the Landlord, any such failure or neglect of the Landlord shall not be, nor be deemed nor construed to be, a waiver of any right subsequently arising to terminate or forfeit this Lease, to seek a remedy or take such action, or as a waiver of the right to require observance and performance of any of the obligations of the Tenant under this Lease.

20.3

Legal Contests

If any action or court proceeding is brought to recover any Rent or other amount payable under this Lease, or in respect of any of the terms, covenants, agreements or conditions of this Lease, or for the recovery of possession of all or any portion of the Lands, the Landlord shall be entitled to recover from the Tenant all costs reasonably incurred in connection therewith including legal fees on a solicitor-client basis.

20.4

Labour Disputes

The Landlord and the Tenant shall co-operate with each other in minimizing the effect of any labour dispute which either party may have upon the operations of the other party. The Tenant covenants that in the event of a labour dispute involving the Tenant, the Tenant shall take all appropriate steps to protect the Landlord from interference with its operations used by the dispute and without limiting the generality of the foregoing to eliminate picketing which may cause such interference. Such steps shall be taken at the expense of the Tenant and the Landlord shall have the right to retain counsel at its own expense to recommend to the Tenant appropriate action to protect the Landlord. The Tenant shall give due consideration to the recommendation of counsel for the Landlord.

20.5

Notices

All notices, demands, requests and other writing which may or are required to be given, made or sent pursuant to this Lease shall be in writing and shall be sufficiently given if delivered personally to the party or an officer of the party for whom it is intended, or mailed prepaid and registered to the respective addresses first hereinbefore specified in this Lease, or such other addresses as the parties may from time to time advise by notice in writing. The date of receipt of any such notice, demand, request or other writing shall be deemed to be the date of delivery of such notice, demand, request or other writing if delivered, or if mailed as aforesaid it shall be deemed to be on the third day next following the date of such mailing (excluding Saturdays, Sundays and statutory holidays in British Columbia), unless there is between the date of mailing and actual receipt a mail strike or other labour dispute which adversely affects mail service in British Columbia, in which case the party giving the notice, demand, request or other writing shall deliver such notice, demand, request or other writing by an alternative method, and the time of giving such notice, demand, request or other writing shall be the time of actual receipt of such notice, demand, request or other writing. No other form of delivery or giving of written notice, demand, request or other writing is precluded by this Section 20.5.

20.6

Further Acts

Each of the parties agrees to do all acts and sign such documents as may be requested by any of the other parties in order to give effect to the terms and intentions expressed in this Lease.

20.7

Successors and Assigns

This Lease shall enure to the benefit of be binding upon and apply to the respective successors and permitted assigns of the Landlord and the Tenant.

20.8

Overholding

If the Tenant remains in possession of the Lands or any portion of the Lands after the Term with the consent of the Landlord but without executing a new lease, there shall be no tacit renewal of this Lease despite any statutory provision or legal presumption to the contrary, and the Tenant shall occupy the Lands as a tenant from month to month and the Tenant shall comply with the same terms, covenants and conditions as are in this Lease as far as they apply to a monthly tenancy including payment of Rent.

20.9

Documentation and Administration Fees

The Tenant shall pay the appropriate documentation and administration fees and reasonable legal fees and disbursements of the Landlord for, but not limited to, the preparation of the Lease, modifications to the Lease, registration of the Lease, consents required for financing, subleasing and/or assigning the Lease, and such other similar matters requested by the Tenant.

21.

ARBITRATION

21.1

Arbitration

Any dispute required by this Lease to be determined by arbitration shall be determined by a single arbitrator if the Landlord and Tenant can agree on a single arbitrator within 7 business days of receipt of notice to arbitrate (the "Arbitration Notice") given by either the Landlord or the Tenant to the other and if the Landlord and the Tenant cannot agree on a single arbitrator within such period such dispute shall be determined by the decision of the majority of three arbitrators, one to be appointed by each of the parties within 14 business days of the receipt of the Arbitration Notice and the third arbitrator to be appointed by such two arbitrators within 28 business days of receipt of the Arbitration Notice. The third arbitrator shall be the chairman of the arbitration. The arbitration shall be initiated and conducted in accordance with the provisions of the Commercial Arbitration Act of British Columbia, as amended from time to time. The award of the arbitration shall be in writing, shall be binding upon the parties and may contain an order as to the costs of the arbitration. If there is no order as to the costs of the arbitration, each party shall bear its own costs and one-half of the common costs of the arbitration including the costs of the third arbitrator.

22.

ADDITIONAL PROVISIONS

22.1

Renewal

Provided the Tenant has duly and regularly performed its obligations under this Lease, the Tenant shall have the option to renew this Lease for three (3) additional terms of ten (10) years (each a "Renewal Term") on the same terms and conditions as are contained in this Lease, except for the amount of annual Basic Rent payable and except for this right of renewal which shall diminish on each Renewal Term by one.

The Renewal Term shall commence on the day immediately succeeding the expiry of the Term. The Tenant may only exercise such option to renew this Lease by giving notice in writing to the Landlord at least six (6) months but no greater than nine (9) months prior to the date on which the Renewal Term would commence.

If the Tenant gives such notice to the Landlord and if the Tenant has performed its obligations under this Lease as aforesaid up to the last day on which notice would be validly given hereunder to exercise the option for a Renewal Term, this Lease shall automatically be extended for the Renewal Term and the annual Basic Rent shall be 10% of the market value of the Lands,

to their then use and zoning, determined immediately prior to the Renewal Term and excluding the value of all improvements effected by the Tenant.

Any dispute between the parties as to annual Basic Rent payable during the Renewal Term shall be settled in the following manner. The parties shall endeavour to agree on the then current Market Value of the Lands not later than ninety (90) business days preceding the date on which the new annual Basic Rent will apply. If the Landlord and the Tenant are unable to agree on the Market Value of the Lands, the matter shall be determined by arbitration pursuant to Section 21.1. The expense of the arbitration shall be borne equally by the Landlord and the Tenant.

22.2

Option to Purchase

[intentionally  deleted];

22.3

Option to Purchase the Lands

[Intentionally deleted].

22.4

Right of First Refusal

So long as the Tenant is not in default under this Lease, the Landlord covenants and agrees that during the Term and any Renewal Term it will not sell, agree to sell, transfer or in any manner dispose of or agree to dispose of the Lands or any part thereof except pursuant to a bona fide arm's length offer (the "Third Party Offer") which is unconditional and for cash consideration only and in accordance with the following procedure:

(a)

if the Landlord receives a Third Party Offer which it is prepared to accept, the Landlord shall send a notice of its intention to accept such Third Party Offer together with a duplicate copy of such Third Party Offer to the Tenant;

(b)

the notice and other documents sent to the Tenant pursuant to sub-paragraph (a) above shall constitute an offer (the "Offer") to the Tenant to sell to the Tenant the Lands on exactly the same terms and conditions as set forth in the Third Party Offer except for the purchase price in the Offer to the Tenant which shall be 15% greater than the Purchase Price in the Third Party Offer;

(c)

the Offer shall be open for acceptance by the Tenant for a period of 15 days from the date the Offer is made to the Tenant;

(d)

if the Tenant accepts the Offer in accordance with sub-paragraph (b) above within the time limit specified in sub-paragraph (c) above then there shall be a binding agreement of purchase and sale for the Lands between the Tenant and the Landlord on the terms and conditions of the Offer pursuant to sub-paragraph (b) above;

(e)

if the Tenant does not accept the Offer within the time limit specified in sub paragraph (c) above then the Landlord may accept the Third Party Offer and may complete the sale and purchase contemplated therein and the Tenant shall provide the Landlord with the necessary release of the right of first refusal contained in this Section 22.4; and

(f)

if the sale and purchase pursuant to the agreement constituted by the acceptance of the Third Party Offer shall not complete on the intended closing date then the right of first refusal shall continue to be binding between the parties hereto.

IN WITNESS WHEREOF the parties have executed this Lease as of the day and year first above written.

CRYSTAL GRAPHITE CORPORATION

Per:

/s/ Gordon Sales

Authorized Signatory

530526 B.C. LTD.

Per:

/s/ Brian Wear

Authorized Signatory

SCHEDULE A

LEGAL DESCRIPTIONS OF THE LAND

Lot 1 District Lot 48, Cariboo District, Plan 26589 except plan PGP 35843

And

Lot, District Lot 222, Cariboo District, Plan 5054

SCHEDULE B

EASEMENTS AND STATUTORY RIGHTS-OF-WAY

AND LANDLORD'S EQUIPMENT LIST

Easements and Rights of Way - Nil

Equipment - to be subsequently provided by mutually agreed list

EXHIBIT 10.5

Exhibit 10.5

MANAGEMENT AGREEMENT

THIS AGREEMENT is made and dated for reference effective as of the
28th day of April, 2004

BETWEEN:

CRYSTAL GRAPHITE CORPORATION, a corporation incorporated under the laws of the Province of British Columbia and having its business office located at Suite 1750 - 999 West Hastings Street, Vancouver, BC, V6C 2W2

(the "Company");

OF THE FIRST PART

AND:

BRIAN WEAR, businessman, having his office for delivery located at Unit 6, 2009 Abbotsford Way, Abbotsford, BC V2S 4N7

("Brian");

OF THE SECOND PART

(the Company and Brian, being hereinafter singularly also referred to as a "Party" and collectively referred to as the "Parties" as the context so requires).

WHEREAS:

A.

The Company is a reporting company duly incorporated in British Columbia and is in the business of graphite and pumice production and sales;

B.

The Company has acquired Canada Pumice Corporation from Brian in consideration of 15,345,000 shares and wishes to employ Brian as Vice-President and Chief Operating Officer ("COO") of the Company;

C.

Brian has determined to accept the engagement by the Company on the terms of this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the mutual covenants and provisos herein contained, THE PARTIES HERETO AGREE AS FOLLOWS:

Article I

INTERPRETATION

1.1

Definitions.   For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires, the following words and phrases shall have the following meanings:

(a)

"Agreement" means this Agreement as from time to time supplemented or amended;

(b)

"Base Fee" means that compensation set forth in section "4.1" below;

(c)

"Board of Directors" or "Board" means the Board of Directors of the Company, or any successor to the Company, as duly constituted from time to time;

(d)

"Effective Date" has the meaning ascribed to it in section "3.1" hereinbelow;

(e)

"Indemnified Party" has the meaning ascribed to it in section "7.1" hereinbelow;

(f)

"Non-Renewal Notice" has the meaning ascribed to it in section "3.2" hereinbelow;

(g)

"Term" has the meaning ascribed to it in section "3.1" hereinbelow; and

(h)

"Termination Fee" has the meaning ascribed to it in section "3.4 below.

1.2

Interpretation.   For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a)

the words "herein", "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, section or other subdivision of this Agreement;

(b)

the headings are for convenience only and do not form a part of this Agreement nor are they intended to interpret, define or limit the scope or extent of this or any provision of this Agreement;

(c)

any reference to an entity shall include and shall be deemed to be a reference to any entity that is a successor to such entity; and

(d)

words in the singular include the plural and words in the masculine gender include the feminine and neuter genders, and vice versa.

Article II

SERVICES AND DUTIES OF BRIAN

2.1

General Services.   During the Term (as hereinafter defined) of this Agreement Brian will provide the Company with such general corporate, administrative, technical, operating and management services as is consistent with industry practice and considered necessary or advisable within the normal duties of the Senior Vice-President and COO of a company such as the Company (collectively, the "Services").

2.2

Specific Services.   Without limiting the generality of the Services to be provided as set forth in section "2.1" hereinabove, it is hereby acknowledged and agreed that Brian will provide the following specific services:

(a)

supervision of the hiring of competent personnel as are required for the efficient marketing and operation of the Company's business;

(b)

the management and supervision of the performance of personnel and of the operation of various business enterprises of the Company;

(c)

specific responsibility for the operations of Canada Pumice;

(d)

the identification of business opportunities for the Company, the conduct of due diligence, and assistance in the negotiation and conclusion of contracts for such opportunities;

(e)

assistance in the coordination and administration of all development programs of the Company;

(f)

assistance with capital funding projects and resources which are necessarily incidental thereto, and the coordination of the processes of seeking and maintaining public listings and offerings;

(g)

assistance in the coordination and the preparation and dissemination of business plans and reports for the Company;

(h)

assistance in the liaison with and the setting up of corporate alliances for the Company with other mining companies, marketers and financial groups, the Company's auditors, the Company's solicitors and the Company's affiliated companies and business partners; and

(i)

such other activities as are necessary or incidental to the above from time to time.

2.3

Officer Positions.   Brian agrees to serve as Senior Vice-President and COO of the Company at the pleasure of the Board, but that the board shall not dismiss except for material default, or until he reasonably determines that he cannot adequately fulfill the role and determines to resign in favour of a more capable individual or until he determines that the Company is reasonably incapable of continuing as a viable or reputable business enterprise.   It is agreed that the board may determine to promote Brian to the Position of President of the Company during the term of this Agreement.  Should the Board determine to appoint Brian President, and should he accept, then such appointment shall take effect for an additional $1.00 per year in the event that the Parties disagree on other arrangements.

2.4

Company Support. The Company shall reasonably make available all such resources as shall be required for Brian to perform the Services and otherwise to fulfill the requirements of this Agreement.  The Company covenants it shall provide Brian with all such reasonable resources, financial and otherwise, as Brian shall require to fulfill his reasonable goals as determined by the Board and this Agreement.

Article III

TERM, RENEWAL AND TERMINATION

3.1

Term.   The Term of this Agreement (the "Term") is for a period of approximately five (5) years commencing on April 28, 2004 (the "Effective Date") and terminating April 28, 2009.

3.2

Renewal.   This Agreement shall renew automatically for subsequent two-year periods if not specifically terminated in accordance with the following provisions. Renewal shall be on the same terms and conditions contained herein, unless modified and agreed to in writing by the Parties, and this Agreement shall remain in full force and effect (with any collateral written amendments) without the necessity to execute a new document. A Party hereto determining not to renew agrees to notify the other Parties hereto in writing at least 90 calendar days prior to the end of the Term of its intent not to renew this Agreement (the "Non-Renewal Notice") and such non-renewal shall be subject to the Termination Fee provisions of sec. 3.4.

3.3

Termination.   Notwithstanding any other provision of this Agreement, this Agreement may be terminated by a Party upon written notice if:

(a)

the other Party fails to cure a material breach of any provision of this Agreement within 30 calendar days from its receipt of written notice from said Party (unless such breach cannot be reasonably cured within said 30 calendar days and the other Party is actively pursuing curing of said breach); or

(b)

the other Party commits fraud or serious neglect or misconduct or illegal act and is convicted in a court of law in the discharge of its respective duties hereunder or under the law; or

(c)

the other Party becomes adjudged bankrupt or a petition for reorganization or arrangement under any law relating to bankruptcy, and where any such petition is not dismissed.

3.4

Termination Fee.   Commencing on the first anniversary of this Agreement, in the event that this Agreement is terminated for any other reason not provided by section 3.3 above (by act or constructively), or fails to renew due to failure of agreement after the issuance of a Non-Renewal Notice, or otherwise at the termination of this Agreement, Brian shall receive a termination fee (the "Termination Fee") equal to the sum of:

(a)

extension of any outstanding stock options for a period of one (1) year after termination or, at the optionee's election, the immediate vesting and exercise of all granted options and the immediate right to employ 'net exercise' privileges; plus

(b)

the greater of:

(i)

the aggregate remaining Base Fee for the unexpired remainder of the Term; or

(i)

Six months of Base Fee (Base Fee multiplied by six) plus one month of Base Fee for each year, or portion thereof, served after the Effective Date;

but that such aggregate sum of this section 3.4(b) shall not exceed the Base Fee multiplied by 12 (this sec. 3.4(b) is called the "Non-Option Termination Fee" as a sub-component of the Termination Fee).

At the Company's election (such election to be made within 15 days of the effective date of termination, as defined hereafter) the Non-Option Termination Fee may be paid in 12 equal monthly installments commencing with the first payment 15 days after the effective date of termination (being the earlier of the expiry of Agreement after a non-Renewal Notice or otherwise the date of notice (or constructive notice) of termination or the expiration of notice of default of section 3.3 above).  In the event of failure to elect or any dispute as to quantum of the Termination Fee (any claimed set-off or counter-claim shall not be deducted from the Termination Fee but shall only be recovered after any judgement), payment thereof shall not be delayed or deferred but shall be made in full immediately at an amount established by Brian's selected accountant (if Brian fails to appoint an accountant within ten days of Company demand, then the quantum shall be established by an accountant selected by the Company). The amount of such Termination Fee as determined by the accountant shall be irrevocably deemed an amount due and certain and immediately exigible and payable and the Company waives all defenses to immediate payment of the same and any counterclaims or deductions or set-offs or other allegations of any nature shall not affect the immediate collectibility of the total Termination Fee.  If the Company fails to pay or disputes the quantum of the Termination Fee as determined by the accountant then Brian may acquire summary judgement for the same to which the Company concurs and attorns.. Any claims by the Company against Brian shall not interrupt payment of the Termination Fee and any Company claims shall be paid by Brian only when and in accordance with judgement if a court should find against Brian.

3.5

Disability.   If Brian is unable to continue an employment, whether through disability or otherwise, and Brian consequently is unable to provide the Services adequately, then the Company shall fund a disability plan which shall continue for a period of twelve (12) months at seventy five (75%) percent of the average Base Fee and Incentive Fee of the two years preceding termination ("Disability Fund Sum"). If physically capable, Brian shall be made available for consultation for up to ten (10) hours per week, non-cumulative, at no cost to the Company.  For additional hours per week, Brian shall be paid at a per diem rate (any time spent in a day shall be deemed to be a full day) equal to the per annum Disability Fund Sum divided by 260.

3.6

Death.   In the event that Brian is unable to provide the Services due to death then the Company shall terminate this Agreement as a without fault termination and the Termination Fee shall be payable in accordance with section 3.4 to Brian's estate.

Article IV

COMPENSATION OF BRIAN

4.1

Base Fee.   For all Services rendered by Brian under this Agreement, the Company shall pay Brian a fee (the "Base Fee") of fifteen thousand ($15,000) dollars per month.  In addition to the Base Fee, the Company may, in its absolute discretion, consider paying bonuses or other compensation at intervals through the Term (the aggregate of all compensation collectively called the "Fee").  All Fees paid hereunder shall be subject to such withholding deductions as may be required by law.

The Base Fee shall be reviewed on each anniversary date of this Agreement for amendment of quantum, including any benefits such as insurance, medical and dental plans, and the like.  In the event that the parties cannot agree within thirty (30) days to amendment, the Base Fee shall be automatically increased by the Cost of Living Index for the City of Vancouver, as published by the Canadian federal government, and all other Fees shall remain discretionary with the Company's Board.

4.2

Incentive Fee.   In addition to the Base Fee, Brian shall also receive an incentive fee (the "Incentive Fee") which shall be no less than that established by the Board for other management.

The incentive fee shall be based on the following examples, but not limited to, equity raised, industry financing of projects, milestones of project developments (i.e. resource calculations, scoping studies, feasibility studies, project financings, sales targets), mergers with other companies, listing the company in other jurisdictions and other company milestones.

4.3

Benefits.    As Brian becomes eligible therefore, the Company shall provide Brian with the right to participate in and to receive benefits from all life insurance, pension plans, medical insurance and all similar benefits made available generally to staff of the Company.  The Company agrees to purchase and pay the costs (or, at the election of Brian increase the Fee to cover the cost) of full disability and life insurance policies for Brian.  Subject to availability and costs, the disability insurance shall be for a benefit equal to ten thousand dollars per month ($10,000) and the life insurance shall be term insurance for a minimum of five hundred thousand dollars ($500,000.00) and a maximum of two million dollars ($2,000,000).  Brian shall also receive all such other benefits as are generally available to senior officers including car allowances and travel benefits.

4.4

Options.   On execution hereof Brian shall receive an option for 2,000,000 shares vested immediately, exercisable for the term of this Agreement, exercisable at $0.74 per share and having the benefit of 'net exercise' and the right to be paid employing other stock of Brian at a 1:1 ratio.  Options shall be qualified by filing of an S-8 registration.  As future stock options become available in the Company, and for which Brian is eligible, he shall have the right to receive additional options.

4.5

Vacation and Sick Time.   Exclusive of any Company holidays established by the Board, Brian shall be entitled to six (6) weeks (exclusive of Saturdays, Sundays and statutory holidays) of vacation per year with full pay.  If Brian is unable for any reason to take the total amount of vacation time authorized herein in any year, he may take double salary in lieu thereof or he may carry over two weeks of that time and add it to his authorized vacation time for the immediately following year only, or he may take a combination thereof.  Brian shall be entitled to be absent due to illness twenty (20) days per year with full pay.  If at the end of the year Brian has any unused leave for illness, such unused leave shall be carried over to the succeeding year only.

4.6

Reimbursement of Expenses.   In the event Brian incurs costs for the Company then he shall be reimbursed within five (5) days of submission of invoice and support therefor.

Article V

ADDITIONAL OBLIGATIONS OF BRIAN

5.1

Confidentiality.   Brian will not, except as authorized or required by Brian's duties hereunder, reveal or divulge to any person or companies any information concerning the organization, business, finances, transactions or other affairs of the Company, or of any of its subsidiaries, which may come to Brian's knowledge during the continuance of this Agreement.

5.2

Compliance with Applicable Laws.   Brian will comply with all Canadian and foreign laws, whether federal, provincial or state, applicable to Brian's duties hereunder and, in addition, hereby represents and warrants that any information which Brian may provide to any person or company hereunder will be accurate and complete in all material respects and not misleading, and will not omit to state any fact or information which would be material to such person or company.

5.3

Reporting.   So often as may be required by the Board of Directors, Brian will provide to the Board of Directors of the Company such information concerning the results of Brian's Services and activities hereunder as the Board of Directors of the Company may reasonably require.  Brian will present his reports in written form or on a oral basis to the board, as they may request and at the reasonable times they request.

Article VI

INDEMNIFICATION AND LEGAL PROCEEDINGS

6.1

Indemnification.   The Company shall effect reasonable best efforts to maintain appropriate liability insurance for its officers, directors, and personnel. The Company shall make Brian party to all liability insurance policies, to the full extent permitted by such policies, which may be acquired for the benefit of all or any of the Company's board or management.  Brian (the "Indemnified Party") shall be indemnified and funded on a current basis for all losses, damages, legal expenses, and any other expenses or costs of any nature which may be occasioned by his service with the Company.  Inter alia, this indemnity shall apply to all manner of actions, proceedings, or prosecutions, whether civil, regulatory, or criminal, to which the Indemnified Party may be subject due in whole or in part to the Services provided herein or by virtue of any office held. This indemnity shall apply both during and after its Term for all matters arising during the Term, and any extension, until any limitation period has expired in respect to any action which might be contemplated.  The Company shall not refuse coverage for any purpose or reason and a strict presumption of innocence shall be applied and the Company may only seek refund of any coverage in the case of finding of fraud or criminal culpability, after exhaustion of all appeals.  The Company shall not be entitled to be reimbursed any costs or expenses in the event of settlement or of any finding of civil fault or liability except where fraud has been found and all appeals exhausted. The Company shall diligently seek and support any court approvals for the within indemnity as the Indemnified Party may require.  The Company shall pay all such retainers and trust requirements as counsel for the Indemnified Party may require and shall pay all accounts of counsel as they come due and such accounts shall be rendered in the name of the Company and, further, should the Company fail to pay any reasonable account, it shall attorn to all such actions, summary judgments, and garnishing orders as such counsel may consider fit to enforce and receive payment of its account. The Company shall not seek to settle or compromise any action without the approval of the Indemnified Party.  The Company warrants it shall employ due diligence and good faith and seek the best interests of the Indemnified Party as defendant in any action or prosecution. The Indemnified Party shall permit the Company to consult with their counsel and to be informed of any matters thereof, subject only to any requirements for legal privilege purposes.

6.2

Claim of Indemnification.   The Parties hereto agree to waive any right they might have of first requiring the Indemnified Party to proceed against or enforce any other right, power, remedy, security or claim payment from any other person before claiming this indemnity.

6.3

Notice of Claim.   In case any action is brought against an Indemnified Party in respect of which indemnity may be sought, the Indemnified Party will give the Company prompt written notice of any such action of which the Indemnified Party has knowledge.  Failure by the Indemnified Party to so notify shall not relieve the Company of its obligation of indemnification hereunder unless (and only to the extent that) such failure results in a forfeiture of substantive rights or defenses.

Article VII

FORCE MAJEURE

7.1

Events.   If either Party hereto is at any time either during this Agreement or thereafter prevented or delayed in complying with any provisions of this Agreement by reason of strikes, walk-outs, labour shortages, power shortages, fires, wars, acts of God, earthquakes, storms, floods, explosions, accidents, protests or demonstrations by environmental lobbyists or native rights groups, delays in transportation, breakdown of machinery, inability to obtain necessary materials in the open market, unavailability of equipment, governmental regulations restricting normal operations, shipping delays or any other reason or reasons beyond the control of that Party, then the time limited for the performance by that Party of its respective obligations hereunder shall be extended by a period of time equal in length to the period of each such prevention or delay.

7.2

Notice.   A Party shall within seven calendar days give notice to the other Party of each event of force majeure under section "7.1" hereinabove, and upon cessation of such event shall furnish the other Party with notice of that event together with particulars of the number of days by which the obligations of that Party hereunder have been extended by virtue of such event of force majeure and all preceding events of force majeure.

Article VIII

NOTICE

8.1

Notice.   Each notice, demand or other communication required or permitted to be given under this Agreement shall be in writing and shall be sent by prepaid registered mail to the Party, or delivered to such Party, at the address for such Party specified on the front page of this Agreement.  The date of receipt of such notice, demand or other communication shall be the date of delivery thereof if delivered, or, if given by registered mail as aforesaid, shall be deemed conclusively to be the third day after the same shall have been so mailed, except in the case of interruption of postal services for any reason whatsoever, in which case the date of receipt shall be the date on which the notice, demand or other communication is actually received by the addressee.

8.2

Change of Address.   Either Party may at any time and from time to time notify the other Party in writing of a change of address and the new address to which notice shall be given to it thereafter until further change.

Article IX

GENERAL PROVISIONS

9.1

Entire Agreement.   This Agreement constitutes the entire agreement to date between the Parties hereto and supersedes every previous agreement, expectation, negotiation, representation or understanding, whether oral or written, express or implied, statutory or otherwise, between the Parties with respect to the subject matter of this Agreement.

9.2

No Assignment.   This Agreement may not be assigned by either Party except with the prior written consent of the other Party.

9.3

Warranty of Good Faith.   The Parties hereto warrant each to the other to conduct their duties and obligations hereof in good faith and with due diligence and to employ all reasonable endevours to fully comply with and conduct the terms and conditions of this Agreement.

9.4

Further Assurances.   The Parties will from time to time after the execution of this Agreement make, do, execute or cause or permit to be made, done or executed, all such further and other acts, deeds, things, devices and assurances in law whatsoever as may be required to carry out the true intention and to give full force and effect to this Agreement.

9.5

Applicable Law.   The situs of this Agreement is Vancouver, British Columbia, and for all purposes this Agreement will be governed exclusively by and construed and enforced in accordance with the laws prevailing in the Province of British Columbia.  This Agreement shall be exclusively litigated in British Columbia unless the Parties voluntarily consent otherwise in writing.

9.6

Severability and Construction.   Each Article, section, paragraph, term and provision of this Agreement, and any portion thereof, shall be considered severable, and if, for any reason, any portion of this Agreement is determined to be invalid, contrary to or in conflict with any applicable present or future law, rule or regulation in a final unappealable ruling issued by any court, agency or tribunal with valid jurisdiction in a proceeding to which any Party hereto is a party, that ruling shall not impair the operation of, or have any other effect upon, such other portions of this Agreement as may remain otherwise intelligible (all of which shall remain binding on the Parties and continue to be given full force and effect as of the date upon which the ruling becomes final).

9.7

Consents and Waivers.   No consent or waiver expressed or implied by either Party in respect of any breach or default by the other in the performance by such other of its obligations hereunder shall:

(a)

be valid unless it is in writing and stated to be a consent or waiver pursuant to this section;

(b)

be relied upon as a consent to or waiver of any other breach or default of the same or any other obligation or constitute a general waiver under this Agreement; or

(c)

eliminate or modify the need for a specific consent or waiver pursuant to this section in any other or subsequent instance.

IN WITNESS WHEREOF the Parties hereto have hereunto set their respective hands and seals in the presence of their duly authorized signatories effective as at the date first above written.

The CORPORATE SEAL of

)

CRYSTAL GRAPHITE CORPORATION

)

was hereunto affixed in the presence of:

)

)

/s/ Gordon Sales

)

(C/S)

Authorized Signatory

)

SIGNED, SEALED and DELIVERED by

)

BRIAN WEAR

)

in the presence of:

)

)

/s/ Vicky Allinson

)

Witness Signature

)

)

/s/ Brian Wear

)

BRIAN WEAR

EXHIBIT 99.1

Exhibit 99.1

Page 1

Canada Pumice Corporation

Balance Sheet As at 4/13/2004

ASSETS

CURRENT ASSETS		
Petty Cash	50.00	
HongKong Bank of BC	-346,682.70	
Bank - Royal	1,816.93	
Term Deposits	24,500.00	
Bank of America US$	3,369.86	
Exchange on Seafirst Account	2,274.08	
Cash: Total		-314,671.83
Accounts Receivable	149,261.33	
Allowance-Doubtful Accts	-9,391.15	
Receivables: Net		139,870.18
Opening Inventory	434,004.12	
Sunrise Red 3/4" x 1 1/2"	-2.05	
Black Tephrafiller 3/8 x 3/4	0.00	
Tephralite - pail 2"x3"	600.00	
Santa Fe Infield Sand 3mm Minus	0.00	
Inventory: Total		434,602.07
Security Deposit	1,000.00	
Total Prepaid and Deposit		1,000.00
TOTAL CURRENT ASSETS		260,800.42
CAPITAL ASSETS		
Quarry Equipment	438,107.06	
Quarry Scales	17,194.70	
Quarry Security	1,611.63	
Automotive	21,000.18	
Raglan Trailers	100,401.85	
Plant Equipment	2,407.50	
Furniture & Fixtures	35,247.18	
Small Equipment	1,199.56	
Computer Equipment	5,650.55	
Mining Rights	1.00	
TOTAL CAPITAL ASSETS		622,821.17
A/D Automotive	-20,434.65	
A/D Raglan Trailers	-51,205.00	
A/D Quarry Security	-380.80	
A/D Plant Equipment	-1,422.00	
A/D Furniture/Fixtures	-25,746.72	
A/D Computer Eq.	-2,019.00	
A/D Quarry Eq.	-394,673.06	
A/D - Quarry Scales	-11,561.00	
A/D - Small Equipment	-432.00	
Total Accum Depreciation		-507,874.23
NET CAPITAL ASSETS		114,946.94
TOTAL ASSETS		375,747.36

LIABILITIES

CURRENT LIABILITIES	
Accrued Liabilities	6,500.00
Accounts Payable	34,790.98
Vacation Payable	434.72
WCB Payable	10,195.78
GST Charged On Sales	2,547.23
GST Paid On Purchases	-607.56
Current Portion Long Term Debt	39,136.50
TOTAL CURRENT LIABILITIES	92,997.65
LONG TERM LIABILITIES	
Shareholder Brian C Wear	15,884.01
Due to/From CLC/BCW	76,385.35
Due to/From Nazko Valley	85,322.67
Due to/from 530528 BC LTD.	-64,225.11
Long Term Debt	-39,136.50
Line of Credit - AMEX	15,471.36
Line of Credit - MBNA	21,544.08
G.E. Capital - Raglan Trailers	8,357.89

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Canada Pumice Corporation
Balance Sheet As at 4/13/2004

Revy - Cash Account	-20.31
GMAC 2001	-10,827.93
TOTAL LONG TERM LIABILITIES	108,755.54
TOTAL LIABILITIES	201,753.19
EQUITY	
SHARE CAPITAL	
Common Shares	101.00
TOTAL SHARE CAPITAL	101.00
EARNED	
Retained Earnings	159,264.63
Current Earnings	14,628.54
TOTAL EARNED	173,893.17
TOTAL EQUITY	173,994.17
LIABILITIES AND EQUITY	375,747.36

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Page 1

Canada Pumice Corporation

Income Statement 1/1/2004 to 4/13/2004

REVENUE		
MATERIAL SALES		
Sunrise Red 3/4" x 1 1/2"	24,898.79	
Sunrise Red 3/8" x 3/4"	3,690.27	
Tephralite 3/4x 1 1/2	23,036.44	
Black Tephragro 3 x 5 mm	6,422.08	
Black Tephralite 3mm Minus	7,277.93	
Lavaking Red Infield Sand 2mm	25.00	
Mauvy Grey	3,180.32	
Midnight Black 3/4" x 1 1/2"	4,556.64	
Sunrise Red 1 1/2" x 2"	25.00	
Santa Fe Infield Sand 3mm Minus	0.00	
Santa Fe Shale 3/4" x 1 1/2"	3,786.88	
Black Tephralite 1" Minus	2,008.55	
Alberta Red Shale	4,074.20	
Tephralite 12.5mm x 5mm	4,168.55	
Earthtone Brown 3/4" x 1 1/2"	1,822.23	
Winter Road Abrasive 9.5mm x 5mm	1,402.60	
Material Sales		90,373.38
Sales Discounts	-151.16	
Donations	-100.00	
Total Sales Deductions		-251.16
TOTAL MATERIAL SALES		90,122.22
OTHER INCOME		
Back Haul Transportation		1,750.75
Contract Transportation/Hauling		260.00
Cheelsum #1		5,000.00
Interest Income		678.74
PST Commission		25.95
Miscellaneous Income		161.50
Other Income		50,182.42
TOTAL REVENUE		58,319.36
TOTAL REVENUE		148,441.58
EXPENSE		
QUARRY PRODUCTION		
Fuel On Site/Production		85.94
Fuel-to/from Quarry		93.82
Insurance/Permits/Licences		976.72
Mineral Claims/Mine Lease		1,460.00
Cheelsum Ranch Lease		1,500.00
Cheelsum #1		3,500.00
CPC 013 R&M Serv. Trk	1,224.41	
CPC 009 R&M 966D Loader	4,308.97	
D9H Cat R&M	0.00	
Total R & M Quarry		5,533.38
Santa Fe Infield Sand 3mm Minus		0.00
Pozzolite 3mm Minus		0.00
TOTAL QUARRY PRODUCTION COSTS		13,149.86
TRUCKING COSTS		
Licencing/Insurance Trucks		3,956.47
Fuel - Trucks		1,338.13
R & M Unit 403 - Trailer	951.37	
R & M Unit 404 - Trailer	951.39	
R & M Unit 405 - Trailer	995.01	
R & M Unit 406 - Trailer	995.00	
Total R & M Trucks		3,892.77
Tires & Maintenance Unit 403	26.87	
Tires & Maintenance Unit 404	26.88	
Tires & Maintenance Unit 405	414.02	
Tires & Maintenance Unit 406	180.89	
Total Tires & Maintenance		648.66
TOTAL TRUCKING COSTS		9,836.03
PLANT PRODUCTION COSTS		

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Page 2

Canada Pumice Corporation

Income Statement 1/1/2004 to 4/13/2004

Rent Bagging Plant	23,286.64
Utilities Plant	330.38
Custom Bagging	7,460.50
Rail Siding	5,200.00
Reloading/Handling	582.50
Security	360.00
Plant R&M	120.00
Freight - Bulk	326.76
TOTAL PRODUCTION COSTS	37,666.76
PRODUCT PURCHASE FOR RESALE	
Binder 25 Kg	1,095.20
Lock Blocks / Soil	0.00
TOTAL PRODUCT FOR RESALE	1,095.20
DEPOT & YARD EXPENSE	
Rent	680.00
TOTAL DEPOT & YARD EXPENSE	680.00
CONTRACT TRUCKING	
Contract Trucking - Bulk	18,746.44
Contract Hauling - Lock Blocks	1,600.00
US Freight	390.00
TOTAL CONTRACT TRUCKING	20,736.44
LABOUR COSTS	
Wages	8,675.68
EI Expense	236.48
CPP Expense	364.49
WCB Expense	424.77
TOTAL LABOUR EXPENSE	9,701.42
MARKETING	
BC Ferries/Toll Charges	1,242.80
Duty/Brokerage	62.40
Accomodations	213.85
Travel	41.00
TOTAL MARKETING	1,560.05
RESEARCH & DEVELOPMENT	
Research	1,976.34
Concrete Forms	3,958.01
Sample Testing	2,800.00
TOTAL R & D	8,734.35
ADMINISTRATION COSTS	
Bank Service Charges and Fees	426.43
Accounting Fees	4,000.00
Legal Fees	6,041.54
Licences/Dues/Permits	41.00
Memberships/Subscriptions	196.32
Medical Services Plan of B. C.	108.00
Courier	394.91
Freight - Miscellaneous	54.00
Advertising & Promotion	792.78
Meals/Entertainment	1,291.70
CPC 022 R & M	916.34
CPC 032 R & M - 79 Pickup	119.10
Auto Expense - Insurance	947.60
Auto Expense	366.09
Auto Expense - Sales	1,666.00
Mckenzie/Edkins-Quesnel Office	3,000.00
Rent - Abbotsford	4,680.00
EDC-A/R Insurance	388.16
Insurance - Abbotsford	728.34
Insurance - Quesnel	642.00
Insurance - Line	165.00
Office Supplies - Abbotsford	5,239.13
Office Supplies - Quesnel	791.77
Telephone/Fax - Abbotsford	1,862.14

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Page 3

Canada Pumice Corporation

Income Statement 1/1/2004 to 4/13/2004

Telephone/Fax - Quesnel	1,113.74
Utilities - Abbotsford	1,274.23
Utilities - Quesnel	946.54
Verdir Expenses	2,000.00
Miscellaneous Expense	500.00
Interest Expense	5,138.94
Bad Debt Expense	729.53
Bad Debt Recovery	-15,928.40
Total Expenses	30,652.93
TOTAL EXPENSE	133,813.04
NET INCOME	14,628.54

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Canada Pumice Corporation

Balance Sheet As at 12/31/2003

ASSETS

CURRENT ASSETS		
Petty Cash	50.00	
HongKong Bank of BC	-464,361.92	
Bank - Royal	269,708.27	
Term Deposits	24,500.00	
Bank of America US$	1,566.01	
Exchange on Seafirst Account	1,736.70	
Cash: Total		-166,800.94
Accounts Receivable	209,975.52	
Allowance-Doubtful Accts	-25,319.55	
Receivables: Net		184,655.97
Opening Inventory	434,004.12	
Sunrise Red 3/4" x 1 1/2"	-2.05	
Black Tephrafiller 3/8 x 3/4	0.00	
Tephralite - pall 2"x3"	600.00	
Santa Fe Infield Sand 3mm Minus	0.00	
Inventory: Total		434,602.07
Security Deposit	1,000.00	
Total Prepaid and Deposit		1,000.00
TOTAL CURRENT ASSETS		453,457.10
CAPITAL ASSETS		
Quarry Equipment	438,107.06	
Quarry Scales	17,194.70	
Quarry Security	1,611.63	
Automotive	21,000.16	
Raglan Trailers	100,401.85	
Plant Equipment	2,407.50	
Furniture & Fixtures	35,247.16	
Small Equipment	1,199.56	
Computer Equipment	3,506.10	
Mining Rights	1.00	
TOTAL CAPITAL ASSETS		620,676.72
A/D Automotive	-20,434.65	
A/D Raglan Trailers	-51,205.00	
A/D Quarry Security	-380.80	
A/D Plant Equipment	-1,422.00	
A/D Furniture/Fixtures	-25,746.72	
A/D Computer Eq.	-2,019.00	
A/D Quarry Eq.	-394,673.06	
A/D - Quarry Scales	-11,561.00	
A/D - Small Equipment	-432.00	
Total Accum Depreciation		-507,874.23
NET CAPITAL ASSETS		112,802.49
TOTAL ASSETS		566,259.59

LIABILITIES

CURRENT LIABILITIES	
Accrued Liabilities	6,500.00
Accounts Payable	170,402.56
Vacation Payable	143.52
WCB Payable	9,955.96
GST Charged On Sales	36,064.39
GST Paid On Purchases	-18,571.41
Current Portion Long Term Debt	39,136.50
TOTAL CURRENT LIABILITIES	243,631.82
LONG TERM LIABILITIES	
Shareholder Brian C Wear	33,709.01
Due to/From CLC/BCW	93,632.94
Due to/From Nazko Valley	85,322.67
Due to/from 530526 BC LTD.	-62,225.11
Long Term Debt	-39,136.50
Line of Credit - AMEX	18,611.43
Line of Credit - MBNA	24,032.24
G.E. Capital - Raglan Trailers	17,534.41

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Page 1

Canada Pumice Corporation

Income Statement 1/1/2003 to 12/31/2003

REVENUE

MATERIAL SALES		
Sunrise Red 3/4" x 1 1/2"	232,976.35	
Binder - 25 KG Bag	3,675.00	
Sunrise Red 3/8" x 3/4"	21,523.32	
Red Tephrafilter-filterpak 3x5m	361.50	
Black Teprhagro 3mm Minus	100.00	
Tephragro Red 3/8" x 2mm	2,094.30	
16 KG Anti-Slip	335,997.46	
Tephralite 3/4x 1 1/2	7,292.35	
Tephralite Black 3x5mm	2,504.48	
Tephrathermal (TM) Red 3"x6" pail	550.00	
Black Tephragro 3 x 5 mm	9,266.08	
Red Tephragro 3 x 5 mm	1,481.76	
Black Tephralite 3mm Minus	8,643.88	
Red Tephralite 3 mm Minus	160.00	
Calico 3/4" x 1 1/2"	9,632.94	
Lava Boulders	400.00	
Lavaking Red Infield Sand 2mm	14,609.95	
Mauvy Grey	15,225.95	
Mauvy Gray 1 1/2' X 2"	16,057.44	
Midnight Black 3/4" x 1 1/2"	38,263.69	
Bark Mulch	10,036.00	
Tephralite 2" x 3/4"	2,421.06	
Sunrise Red 1 1/2" x 2"	22,062.88	
Pozzolite 3mm Minus	1,623.42	
Santa Fe Infield Sand 3mm Minus	350.00	
Santa Fe Shale 3/4" x 1 1/2"	15,220.08	
Tephralite 3" x 3/4"	30,679.28	
Black Tephralite 1" Minus	19,242.15	
Black Tephragro 3/4" Minus (12mm)	3,931.65	
Alberta Red Shale	5,379.36	
Tephragro 16 kg Bagged	103,405.80	
Black Tephralite 3/8" Minus(9.5mm)	3,141.80	
Material Sales		938,419.13
Sales Discounts	-664.12	
Donations	-3,152.20	
Total Sales Deductions		-3,816.32
TOTAL MATERIAL SALES		934,602.81
OTHER INCOME		
Back Haul Transportation		44,124.18
Contract Transportation/Hauling		5,059.57
Trailer Rental		6,600.00
Logging Income		1,554.69
Interest Income		29,401.19
Freight Income		3,861.17
PST Commission		119.66
Miscellaneous Income		71.49
Other Income		2,009.97
Gain/(Loss) on US Funds do not use		956.65
TOTAL REVENUE		93,758.57
TOTAL REVENUE		1,028,361.38

EXPENSE

QUARRY PRODUCTION		
Equipment Rental		385.18
Fuel On Site/Production		17,487.77
Fuel-to/from Quarry		9,137.28
Insurance/Permits/Licences		1,458.70
Mineral Claims/Mine Lease		5,000.00
Cheetsum Ranch Lease		6,000.00
Lowbedding, Contract Trucking		6,668.00
Small Tools & Safety Equipment		33.65
Quarry Miscellaneous Expenses		682.01
CPC 013 R&M Serv. Trk	4,137.87	
CPC 009 R&M 966D Loader	24,679.29	

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Canada Pumice Corporation
Income Statement 1/1/2003 to 12/31/2003

CPC 016 & 017 R&M M60 Conveyor	466.06	
CPC 011 R&M Cat D8K	4,230.02	
CPC 015 R & M Chief Power Screen	8,735.98	
FE 501 R&M Western Truck Scale	87.06	
Welder	272.95	
D9H Cat R&M	5,196.87	
Core Deposits Other	-17.74	
Total R & M Quarry		47,788.38
Santa Fe Infield Sand 3mm Minus		0.00
Pozzolite 3mm Minus		0.00
TOTAL QUARRY PRODUCTION COSTS		95,640.97
TRUCKING COSTS		
Licencing/Insurance Trucks		4,958.31
R & M Unit 403 - Trailer	2,401.28	
R & M Unit 404 - Trailer	1,332.15	
R & M Unit 405 - Trailer	2,673.27	
R & M Unit 406 - Trailer	1,680.17	
Total R & M Trucks		8,086.87
Tires & Maintenance Unit 403	4,873.88	
Tires & Maintenance Unit 404	4,443.25	
Tires & Maintenance Unit 405	7,725.18	
Tires & Maintenance Unit 406	6,833.30	
Total Tires & Maintenance		23,875.61
TOTAL TRUCKING COSTS		36,920.79
PLANT PRODUCTION COSTS		
Rent Bagging Plant		75,479.89
Utilities Plant		1,514.87
Custom Bagging		54,555.68
Freight - Bagged to Market		1,048.19
Rail Siding		5,200.00
Reloading/Handling		2,405.74
Security		1,252.00
Screening & Processing Shale		3,178.00
Shale		236.00
Materials - Packing		47,062.74
Shop Supplies/Tools/Parts		287.74
TOTAL PRODUCTION COSTS		192,220.85
PRODUCT PURCHASE FOR RESALE		
Lava Rock		440.00
Bark Mulch		3,547.34
Binder 25 Kg		465.46
Lock Blocks / Soil		0.00
TOTAL PRODUCT FOR RESALE		4,452.80
DEPOT & YARD EXPENSE		
Rent		2,040.00
Abbotsford Depot		1,387.31
TOTAL DEPOT & YARD EXPENSE		3,427.31
CONTRACT TRUCKING		
Contract Trucking - Bulk		272,512.49
Contract Trucking - Bagged		3,363.35
Contract Hauling - Lock Blocks		0.00
General Freight		761.60
US Freight		1,942.01
Lowbedding		520.00
CN Rail		43,585.00
TOTAL CONTRACT TRUCKING		322,684.45
LABOUR COSTS		
Casual Labor		140.00
Commission Sales		597.00
Wages		80,415.92
EI Expense		2,361.63
CPP Expense		3,568.71
WCB Expense		4,275.55

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Canada Pumice Corporation

Income Statement 1/1/2003 to 12/31/2003

TOTAL LABOUR EXPENSE	91,358.71
MARKETING	
BC Ferries/Toll Charges	5,060.50
Duty/Brokerage	145.88
US Exchange Expense do not use	-5.52
Accomodations	585.45
Travel	5,484.76
TOTAL MARKETING	11,271.07
RESEARCH & DEVELOPMENT	
Research	9,064.97
Consulting Fees	150.00
Concrete Forms	10,821.45
Sample Testing	795.00
TOTAL R & D	20,831.42
ADMINISTRATION COSTS	
Bank Service Charges and Fees	4,349.66
Accounting Fees	5,000.00
Legal Fees	13,847.70
Interest on Long Term Debt	5,572.30
Licences/Dues/Permits	437.00
Property Taxes	11,926.38
Memberships/Subscriptions	736.66
Medical Services Plan of B. C.	648.00
Courier	1,140.23
Freight - Miscellaneous	510.31
Advertising & Promotion	2,147.47
Meals/Entertainment	5,187.21
Auto Expense - Insurance	2,499.79
Auto Expense	4,611.75
Auto Expense - Sales	6,547.41
Charitable Donations	5.00
Property Rental	-318.94
Mckenzie/Edkins-Quesnel Office	12,000.00
Rent - Abbotsford	14,040.00
Rent - Nazko Valley Rent	12,000.00
EDC-A/R Insurance	7,503.85
Insurance - Abbotsford	4,933.91
Insurance - Quesnel	8,165.50
Insurance - Line	964.69
Office Supplies - Abbotsford	14,267.22
Office Supplies - Quesnel	2,851.67
R & M Office	150.00
Telephone/Fax - Abbotsford	7,587.31
Telephone/Fax - Quesnel	4,032.13
Utilities - Abbotsford	2,424.71
Utilities - Quesnel	2,270.81
Verdir Expenses	2,000.00
Miscellaneous Expense	2,572.82
Interest Expense	31,613.55
Bad Debt Expense	22,069.14
Bad Debt Recovery	-63,662.11
A/P Service charges & Late Fees	257.76
Total Expenses	152,700.89
TOTAL EXPENSE	931,509.26
NET INCOME	96,852.12

Printed On: 4/13/2004

04/14/04 WED 15:18 [TX/RX NO 6804]

Financial Statements of

CANADA PUMICE CORPORATION

Year ended December 31, 2002
(Unaudited)

KPMG Enterprise

32575 Simon Avenue
Abbotsford BC V2T 4W6
Canada

Telephone (604) 854-2200
Telefax (604) 853-2756
www.kpmg.ca/enterprise

REVIEW ENGAGEMENT REPORT

To the Director of Canada Pumice Corporation

We have reviewed the balance sheet of Canada Pumice Corporation as at December 31, 2002 and the statements of operations and retained earnings and cash flows for the year then ended. These financial statements have been prepared in accordance with the Canadian generally accepted accounting principles using differential reporting options available to non-publicly accountable enterprises, as described in Note 1(a) to the financial statements. Our review was made in accordance with Canadian generally accepted standards for review engagements and accordingly consisted primarily of enquiry, analytical procedures and discussion related to information supplied to us by the Company.

A review does not constitute an audit and consequently we do not express an audit opinion on these financial statements.

Based on our review, nothing has come to our attention that causes us to believe that these financial statements are not, in all material respects, in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Abbotsford, British Columbia
March 28, 2003

KPMG LLP, a Canadian owned limited liability partnership established under the laws of Ontario, is the Canadian member firm of KPMG International, a Swiss nonoperating association.

CANADA PUMICE CORPORATION

Balance Sheet

December 31, 2002, with comparative figures for 2001
(Unaudited)

		2002		2001
Assets				
Current assets:				
Cash	$	6,311	$	1,470
Accounts receivable		129,381		46,656
Inventory		434,602		437,314
Term deposit (Note 2)		24,500		24,500
		594,794		509,940
Due from 530526 B.C. Ltd., without interest or specific terms of repayment		51,292		31,260
Capital assets (Note 3)		114,928		158,767
Mining rights (Note 4)		1		1
	$	761,015	$	699,968
Liabilities and Shareholder's Equity				
Current liabilities:				
Bank overdraft	$	291,201	$	247,201
Accounts payable and accrued liabilities		128,706		135,653
Income taxes payable		-		498
Current portion of long-term debt (Note 5)		39,137		37,166
		459,044		420,518
Long-term debt (Note 5)		16,438		53,717
Due to shareholder, without interest or specific terms of repayment		223,019		183,904
Shareholders' equity:				
Share capital (Note 7)		101		101
Retained earnings		62,413		41,728
		62,514		41,829
	$	761,015	$	699,968

Approved by the Director:

____________________ Director

See accompanying notes to financial statements.

1

CANADA PUMICE CORPORATION
Statement of Operations and Retained Earnings

Year ended December 31, 2002, with comparative figures for 2001
(Unaudited)

		2002		2001
Sales	$	1,047,558	$	548,464
Cost of sales (Schedule)		652,729		338,374
Gross margin		394,829		210,090
Expenses:				
Advertising and promotion		3,640		3,010
Amortization		46,227		64,685
Automotive		18,450		15,403
Bad debts		89,178		8,187
Insurance		11,859		6,741
Interest and bank charges		2,716		2,360
Interest on long-term debt		24,003		24,715
Office and miscellaneous		27,002		27,726
Professional fees		29,234		16,883
Rent and property taxes (Note 8)		101,879		120,048
Salaries		86,393		60,665
Telephone and utilities		18,722		17,908
Travel		5,655		5,021
		464,958		373,352
Loss from operations		(70,129)		(163,262)
Other income:				
Interest and miscellaneous income		86,510		31,456
Income (loss) before income taxes		16,381		(131,806)
Income tax recovery (Note 9)		4,304		6,148
Net income (loss)		20,685		(125,658)
Retained earnings, beginning of year		41,728		167,386
Retained earnings, end of year	$	62,413	$	41,728

See accompanying notes to financial statements.

2

CANADA PUMICE CORPORATION

Statement of Cash Flows

Year ended December 31, 2002, with comparative figures for 2001
(Unaudited)

	2002	2001
Cash provided by (used in):		
Operations:		
Net income (loss)	$ 20,685	$ (125,658)
Item not involving cash:		
Amortization	46,227	64,685
Changes in non-cash operating working capital:		
Accounts receivable	(82,725)	(10,656)
Income taxes receivable	(498)	(5,650)
Inventories	2,712	-
Accounts payable and accrued liabilities	(6,947)	100,729
	(20,546)	23,450
Financing:		
Increase in shareholder's loan	39,115	34,664
Proceeds from long-term debt	-	110,750
Increase in due from 530526 B.C. Ltd.	(20,032)	(35,212)
Repayment of long-term debt	(35,308)	(37,175)
Increase in bank overdraft	44,000	2,996
	27,775	76,023
Investment:		
Purchase of capital assets	(2,388)	(101,894)
Increase (decrease) in cash position	4,841	(2,421)
Cash, beginning of year	1,470	3,891
Cash, end of year	$ 6,311	$ 1,470
Supplementary cash flow information:		
Interest paid	$ 24,003	$ 24,715

See accompanying notes to financial statements.

3

CANADA PUMICE CORPORATION

Notes to Financial Statements

Year ended December 31, 2002
(Unaudited)

General:

The Company is incorporated under the laws of British Columbia and its principal business activity is the operation of a lava quarry in British Columbia, Canada.

1. **Significant accounting policies:**

(a) Basis of presentation:

The Company, with the consent of the shareholder, has elected to prepare its financial statements in accordance with Canadian generally accepted accounting policies, using differential reporting options available to non-publicly held accountable enterprises described below:

(i) Income taxes:

The Company has elected to apply the differential reporting measurement option allowed for income taxes and, accordingly, to account for income taxes using the taxes payable method. Under this method, the Company reports as an expense (income) of the period only the cost (benefit) of current income taxes for that period, determined in accordance with the rules established by the taxation authorities.

(ii) Financial instruments:

The Company has elected to apply the differential reporting measurement option allowed for financial instruments and, accordingly, has not disclosed fair value information about financial assets and liabilities for which fair value was not readily available.

(b) Inventory:

Inventory, consisting primarily of lava rock processed to various stages, is stated at the lower of cost and net realisable value.

4

CANADA PUMICE CORPORATION
Notes to Financial Statements (continued)

Year ended December 31, 2002
(Unaudited)

1. **Significant accounting policies (continued):**

(c) Capital assets:

Capital assets are recorded at cost. Amortization has been provided on the declining balance basis at the following rates:

Equipment	30%
Automotive and trailers	30%
Office equipment	20%
Fence	20%

(d) Revenue recognition:

Revenue from quarrying operations is recognized at the time the lava rock is sold.

(e) Use of estimates:

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Restricted funds:**

The Company's term deposit is pledged as a security deposit, in connection with the Company's quarrying operation, and as such, is restricted from general use.

5

CANADA PUMICE CORPORATION

Notes to Financial Statements (continued)

Year ended December 31, 2002
(Unaudited)

3. Capital assets:

								2002		2001
		Cost		Accumulated amortization		Net book value		Net book value
Equipment	$	463,409	$	408,087	$	55,322	$	77,712
Automotive and trailers		121,402		71,640		49,762		71,089
Office equipment		37,535		27,766		9,769		9,872
Fence		456		381		75		94
	$	622,802	$	507,874	$	114,928	$	158,767

4. Mining rights:

The Company owns certain mineral rights and tenures within properties, known as the Klara claims, comprising approximately 3,000 acres (48 units) including and surrounding an extinct volcano referred to as the Nazko Cone, located in the proximity of Quesnel, British Columbia. In conjunction with these claims, the Company holds two 30 year, renewable mine leases with a quarry permit for the life of the quarry, which, at current licensing, allows it to extract up to 100,000 metric tons of volcanic aggregate per year from the Nazko Cone deposit.

6

CANADA PUMICE CORPORATION
Notes to Financial Statements (continued)

Year ended December 31, 2002
(Unaudited)

5. **Long-term debt:**

		2002		2001
Equipment loan, payable in 9 instalments of $4,588 per year including interest at 7.5%; secured by specific equipment	$	55,575	$	90,883
Current portion of long-term debt		39,137		37,166
	$	16,438	$	53,717

Principal repayments over the next two years are as follows:

2003	$	39,137
2004	$	16,438

6. **Financial instruments:**

The Company's financial instruments consist of accounts receivable, accounts payable and accruals, short-term and long term debt, and the shareholder loans. Unless otherwise indicated, it is management's opinion that the Company is not exposed to significant credit risks arising form these financial instruments.

7. **Share capital:**

		2002		2001
Authorized:				
10,000,000 Common shares without par value				
Issued:				
1,000 Common shares	$	101	$	101

7

CANADA PUMICE CORPORATION
Notes to Financial Statements (continued)

Year ended December 31, 2002
(Unaudited)

8. **Related party transactions:**

During the year $56,962 (2001 - $78,709) in rent was paid to another company controlled by the shareholder and $27,539 (2001 - $29,566) in rent was paid to the shareholder.

During the year $12,000 (2001 - $12,000) in administration fee revenue was received from another company controlled by the shareholder and $12,000 (2001 - $12,000) was received from the shareholder.

These transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the the related parties.

9. **Income taxes:**

Income tax expense differs from the amount that would be computed by applying the Federal and provincial statutory income tax rates of 39.6% (2001 - 44.6%) to income before income taxes. The reasons for the differences and the related tax effects are as follows:

	2002	2001
Income (loss) before income taxes	$ 16,381	$ (131,807)
Tax at the applicable tax rate	$ 6,487	$ -
Tax effect resulting from the application of rate reduction for small business income	(3,604)	-
Tax effect of non-deductible expenses	342	-
Tax effect of excess of capital cost allowance claimed over amortization of capital assets	(3,225)	-
Income tax expense	$ -	$ -

An income tax recovery of $4,304 (2001 - $6,148) arose due to losses carried back.

10. **Comparative figures:**

Certain of the 2001 comparative figures have been reclassified to conform with the financial presentation adopted in 2002.

8

CANADA PUMICE CORPORATION

Schedule of Cost of Sales

Year ended December 31, 2002, with comparative figures for 2001
(Unaudited)

		2002		2001
Inventory, beginning of year	$	437,314	$	437,314
Quarry operations		131,634		110,214
Materials		21,202		11,257
Transportation		484,074		208,433
Wages and subcontractors		13,107		8,470
Inventory, end of year		(434,602)		(437,314)
Cost of sales	$	652,729	$	338,374

9

EXHIBIT 99.2

Exhibit 99.2

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0160

Shares Outstanding:42,559,395

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

April 29, 2004

CRYSTAL GRAPHITE COMPLETES CANADA PUMICE CORPORATION TRANSACTION

Vancouver, BC.Crystal Graphite Corporation ("CGC") (OTCBB:CYTGF & CNQ:CYTG). is pleased to announce that it has finalized and closed, on April 28, 2004, the acquisition of Canada Pumice Corporation ("CPC"), initially announced as under negotiation by release of March 8, 2004.  CPC is now a wholly owned subsidiary of the Company by the acquisition of 100% of the issued shares of CPC from Mr. Brian Wear in exchange for 15,345,000 shares of the Company.  Upon completion of the issuance of shares CGC will have a total of 42,559,395 shares Issued and Outstanding.  Brian Wear has been appointed to the Board of Directors and has been appointed Senior Vice President and Chief Operating Officer of the Company.  Brian Wear has entered into a five-year management and option agreement with the Company to act as COO of the Company.  Gordon Sales remains President and Chairman of the Company.  Gordon Sales has been appointed to the boards of CPC and its operating subsidiaries.  Brian Wear remains the President of Canada Pumice Corporation and its two subsidiaries, Volcanic & Industrial Minerals Inc. and Cariboo Lava Corporation.  The committed debt financing of $4,000,000, arranged by a member of the Company's board, for operating requirements and capital expansion is anticipated to close within the next ten business days.

With CPC's distribution agreements and professional marketing team in place it is well poised to address a significant market share in landscape and construction industries in Canada and the USA.  CPC has also made inroads and contacts for its products in Europe and the Pacific Rim.  From CPC's company owned rail siding and bulk loading facility in Quesnel it has easy access to the Port of Prince Rupert and the Port of Vancouver. CPC has experience in shipping bulk by rail to its customer base.  Through its distributor and its network of warehousing throughout Canada, CPC is presently shipping custom bagged product to its distribution centers in BC, Alberta, Saskatchewan, Manitoba and Ontario where they are then forwarded to retail and industrial outlets.

CPC is currently supplying a number of major landscape and construction projects in British Columbia and Alberta with its LavascapeTM and TephraliteTM products. CPC has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

For further information, visit the Company's website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.

EXHIBIT 99.3

Exhibit 99.3

CGC

CRYSTAL GRAPHITE CORPORATION

News Release # 0161

Shares Outstanding: 42,559,395

CUSIP #229248109

CNQ Trading Symbol:  "CYTG"

OTCBB Trading Symbol: "CYTGF"

May 3, 2004

CRYSTAL GRAPHITE CORORATION ANNOUNCES CANADA PUMICE CORPORATION EXPANSION

Vancouver, BC.Crystal Graphite Corporation ("CGC") (CNQ:CYTG & OTCBB:CYTGF ). announces that its newly acquired subsidiary Company, (refer to news release April 29, 2004) Canada Pumice Corporation ("CPC"), is immediately proceeding with an expansion in production equipment at its quarries both in Nazko and Quesnel, British Columbia.  The construction of the bagging plant facility in Quesnel is essential to service the product increased demand for bagged products for the retail market.  The bagging plant facility is serviced with its own rail siding and bulk loading and storage facility is scheduled to be completed by mid July 2004 to accommodate the processing of fall shipments of bagged goods to CPC's customer base and its major distributor.

Mr. Brian Wear Vice President and COO states "the bagging plant facility will allow CPC to increase its market share and sales in the retail market sector.  With eight new distributors in British Columbia, Alberta and Washington state, the demand for bulk products has increased considerably.  Bulk sales are up 66% in the first quarter of 2004 compared to the first quarter last year.  CPC is currently operating two shifts per day at its primary quarry."

Mr. James Beechey, Marketing and Product Development Manager of True North Specialty Products/a Univar Company states "we are very pleased with our decision to have aligned ourselves with Canada Pumice Corporation to be able to represent their product line.  We are in the final stages of placement of Lavascapea, Sante Fe Shalea, Anti-Slipaand Tephragroa with several of Canada's largest retailers.  The ability to supply bagged and packaged products has been the key to securing this opportunity and will be the key to the future in expanding the business."

CPC supplies a number of major landscape and construction products with its Lavascape TM and Tephralite TM products. CPC has been providing its unique products to the horticulture, agriculture, construction, landscape trades, and concrete block industry for 13 years.

For further information, visit the Company's website: http://www.crystalgraphite.com or contact the company via toll free 1-877-509-8877 or by email: gvanboeyen@crystalgraphite.com.

The CNQ has not reviewed and does not accept responsibility for the adequacy and accuracy of this information.

This release contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934.  Any statements that express or involve discussions with respect to prediction, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward looking statements."  Forward looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated.  Forward looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could" or "might" occur.